As filed with the Securities and Exchange Commission on June 27, 2002
                                            Registration Statement No. 333-_____
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                             ----------------------

                                Fonix Corporation
             (Exact name of registrant as specified in its charter)

                             ----------------------

             DELAWARE                                   22-2994719
 (State or other jurisdiction           (I.R.S. Employer Identification No.)
of incorporation or organization)

                        180 West Election Road, Suite 200
                               Draper, Utah 84020
                                 (801) 553-6600
                        (Address, including zip code, and
                     telephone number, including area code,
                            of registrant's principal
                               executive offices)
                             ----------------------

                                THOMAS A. MURDOCK
                                 PRESIDENT, CEO
                                Fonix Corporation
                        180 West Election Road, Suite 200
                               Draper, Utah 84020
                                 (801) 553-6600
                     (Name, address, including zip code, and
                     telephone number, including area code,
                              of agent for service)

                                    COPY TO:
                             JEFFREY M. JONES, ESQ.
                            C. PARKINSON LLOYD, ESQ.
                          DURHAM JONES & PINEGAR, P.C.
                          111 EAST BROADWAY, SUITE 900
                           SALT LAKE CITY, UTAH 84111

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: from time to time after the effective date of this Registration Statement as determined by market conditions.
                             ----------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______.

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________.

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

======================================================================================================================
                                                                  Proposed           Proposed
                                                                  Maximum            Maximum
                                         Amount                   Aggregate          Aggregate          Amount of
Title of Class of Securities             To be                    Price              Offering           Registration
to be Registered                         Registered (1)           Per Share          Price              Fee
----------------------------------------------------------------------------------------------------------------------

Class A Common Stock,                   200,000,000 shares (2)    $0.06(3)       $12,000,000  (3)   $   1,104 (3)
$0.0001 par value per share
                                        -------------------                      -------------      ---------
    Totals                              200,000,000 shares                       $12,000,000        $   1,104
                                        -==================                      =============      =========
-------------------------------------------------------------------------------------------------------------------------

(1)         All shares offered for resale by the Selling Stockholder.

(2) Comprised of the shares of Class A common stock registered pursuant to the Third Equity Line Agreement.

(3) The fee was estimated pursuant to Rule 457(c) under the Act on the basis of the average of the bid and asked price of Fonix's Class A common stock as reported on the OTC Bulletin Board on June 24, 2002.

            Pursuant to Rule 416, there are also registered hereby such additional indeterminate number of shares of such Class A common stock as may become issuable as dividends or to prevent dilution resulting from stock splits, stock dividends or similar transactions.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a) OF THE ACT, MAY DETERMINE.

================================================================================

[GRAPHIC OMITTED]





                                Fonix Corporation
                                   200,000,000
                Class A Common Stock, par value $0.0001 per share

      This prospectus covers the sale of up to 200,000,000 shares of our Class A common stock (the "Shares"). One of our stockholders is offering all of the Shares covered by this prospectus. The Selling Stockholder will receive all of the proceeds from the sale of the Shares and we will receive none of those proceeds.

      Investment in the Shares involves a high degree of risk. You should consider carefully the risk factors beginning on page 6 of this prospectus before purchasing any of the Shares offered by this prospectus.

      Fonix Class A common stock is quoted on the OTC Bulletin Board and trades under the symbol "FONX". The last reported sale price of our Class A common stock on the OTC Bulletin Board on June 24, 2002, was $0.06 per share. Nevertheless, the Selling Stockholder does not have to sell the Shares in transactions reported on the OTC Bulletin Board, and may offer its Shares through any type of public or private transactions.

                              --------------------





      The Securities and Exchange Commission and State Securities Regulators have not approved or disapproved the Shares, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.






                                 June ___, 2002

      Fonix has not registered the Shares for sale by the Selling Stockholder under the securities laws of any state. Brokers or dealers effecting transactions in the Shares should confirm that the Shares have been registered under the securities laws of the state or states in which sales of the Shares occur as of the time of such sales, or that there is an available exemption from the registration requirements of the securities laws of such states.

      This prospectus is not an offer to sell any securities other than the Shares. This prospectus is not an offer to sell securities in any circumstances in which such an offer is unlawful.

      Fonix has not authorized anyone, including any salesperson or broker, to give oral or written information about this offering, Fonix or the Shares that is different from the information included or incorporated by reference in this prospectus. You should not assume that the information in this prospectus, or any supplement to this prospectus, is accurate at any date other than the date indicated on the cover page of this prospectus or any supplement to it.


                                Table of contents


Summary about Fonix Corporation and this offering..............................2
Recent developments............................................................4
Important information incorporated by reference................................4
Where to get additional information............................................5
Explanation about forward-looking information..................................5
Risk factors...................................................................6
Information about Fonix Corporation ..........................................15
Management's discussion and analysis of financial condition
        and results of operations.............................................15
Special note regarding forward-looking statements.............................24
Market price of and dividends on Fonix Class A common stock...................25
Selected financial data.......................................................25
Index to financial statements of Fonix Corporation............................27
Changes in and disagreements with accountants on accounting
        and financial disclosure..............................................27
Use of proceeds...............................................................28
Selling security holder.......................................................28
Plan of distribution..........................................................29
Regulation M..................................................................30
Experts.......................................................................30
Legal matters.................................................................30

                              ---------------------

                Summary about Fonix Corporation and this offering

Fonix Corporation

      Fonix Corporation is a Delaware corporation, engaged in marketing and developing proprietary technologies for speech- enabled technologies, applications and solutions. Our speech-enabled technologies, which include text-to-speech ("TTS"), neural network-based automated speech recognition ("ASR"), and handwriting recognition ("HWR"), are integrated into products for commercial and industrial applications. ASR, TTS, and HWR technologies are sometimes collectively referred to as "Core Technologies". We develop commercially available applications and solutions utilizing our Core Technologies that enable people to interact more easily with computers and electronic devices in multiple mass-market implementations. We believe our efficient and intuitive method of speech-enabled technologies enhances user productivity and efficiency in a broad range of markets for server-based and embedded applications and products.

       We currently market our Core Technologies solutions and applications to software developers, consumer electronics manufacturers, micro-processor manufacturers, third-party product developers, operating system developers, network developers and Internet-related companies. We focus our marketing efforts toward embedded systems applications for mobile and wireless electronic devices and consumer products, computer telephony, server-based solutions for Internet and telephony voice-activated applications, and personal software for consumer applications. We pursue revenue opportunities through generation of royalty fees, product and technology licenses, product sales, non-recurring engineering fees, and support agreements.

      Manufacturers of consumer electronics products, software developers and Internet content developers use our Core Technologies to simplify the use and increase the functionality of their products and services resulting in broader market opportunities and significant competitive advantage. Our solutions support multiple hardware and software platforms, are environment and speaker independent, optimize cost and power efficiencies and provide easy integration within a relatively small memory requirement as well as scalability for high density capacity.

      Our operations, including sales, marketing, engineering, product development and testing, and business development, are focused on customer needs and delivering speech-enabling applications and solutions in multiple server-based, embedded, and consumer products.

This offering

      The Shares covered by this prospectus are shares of Class A common stock issued or issuable by us pursuant to an equity line of credit agreement between us and the selling shareholder.

      Initial Equity Line Agreement

      On August 8, 2000, we entered into a Private Equity Line Agreement (the "Equity Line Agreement") with Queen LLC, a private investor (the "Equity Line Investor"). Under the Equity Line Agreement, we had the right to draw up to $20,000,000 from the Equity Line Investor against an equity line of credit (the "Equity Line"). As of May 7, 2002, we had drawn the full $20,000,000 under the Equity Line and 2000 Note, which resulted in the issuance of 81,876,599 shares of our Class A common stock, and no funds remained available to be drawn on the Equity Line. Consequently, we entered into an agreement as of May 8, 2002, with the Equity Line Investor to amend the Equity Line Agreement to increase the total amount of the line from $20,000,000 to $22,000,000. As of June 24, 2002, draws amounting to $800,000 of the additional $2,000,000 available under the Equity Line have been converted to 6,649,500 shares of Class A common stock.

      Second Equity Line Agreement

      On April 6, 2001, we entered into a second Private Equity Line Agreement (the "Second Equity Line Agreement") with the Equity Line Investor. Under the Second Equity Line Agreement, we had the right to draw up to $20,000,000 against an equity line of credit (the "Second Equity Line") from the Equity Line Investor.

      From the inception of the Second Equity Line through June 24, 2002, draws under the Second Equity Line amounted to the full $20,000,000 and were converted to 211,600,000 shares of Class A common stock.

      Third Equity Line Agreement

      On June 27, 2002, we entered into a third Private Equity Line Agreement (the "Third Equity Line Agreement") with the Equity Line Investor. Under the Third Equity Line Agreement, we have the right to draw up to $20,000,000 against an equity line of credit (the "Third Equity Line") from the Equity Line Investor. We are entitled under the Third Equity Line Agreement to draw certain funds and to put to the Equity Line Investor shares of our Class A common stock in lieu of repayment of the draw. The number of shares to be issued is determined by dividing the amount of the draw by 90% of the average of the two lowest closing bid prices of our Class A common stock over the seven trading days after the put notice is tendered. The Equity Line Investor is required under the Second Equity Line Agreement to tender the funds requested by us within two trading days after the seven-trading-day period used to determine the market price.

      In connection with the Third Equity Line Agreement, we granted registration rights to the Equity Line Investor, in connection with which, we filed this prospectus and the registration statement of which it is a part.

                               Recent developments


Periodic public reporting

      On March 28, 2002, we filed our 2001 annual report on Form 10-K with the Securities and Exchange Commission (the "Commission"). The annual report included audited consolidated financial statements as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, as well as other required information.

      On May 9, 2002, we filed our quarterly report for the three months ended March 31, 2002, with the Commission. The quarterly report included unaudited financial statements as of March 31, 2001 and 2000, as well as other required information.

      For a free copy of these filings, please contact us at:

                      Fonix Corporation, Investor Relations
                        180 West Election Road, Suite 200
                                Draper, UT 84020
                                 (801) 553-6600
                               Fax (801) 553-6707
                            e-mail: invrel@fonix.com
                                ----------------

      Additionally, our annual and quarterly reports are available at the Commission's website at http://www.sec.gov.

                 Important information incorporated by reference

      For purposes of this prospectus, the Commission allows us to "incorporate by reference" certain information we have filed with the Commission, which means that we are disclosing important information to you by referring you to other information we have filed with the Commission. The information we incorporate by reference is considered part of this prospectus. We specifically are incorporating by reference the following document:

      o Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Commission on March 28, 2002

      o Quarterly Report on Form 10-Q for the three months ended March 31, 2002, filed with the Commission May 9, 2002.

      You can request a free copy of the filings listed above by writing, calling, e-mailing, or faxing a request to us at:

                      Fonix Corporation, Investor Relations
                        180 West Election Road, Suite 200
                                Draper, UT 84020
                                 (801) 553-6600
                               Fax (801) 553-6707
                            e-mail: invrel@fonix.com
                                ----------------

Alternatively, certain of the documents incorporated by reference are available at the Commission's website at http://www.sec.gov.

      This prospectus is part of a registration statement that we filed with the Commission. This prospectus does not contain all of the information included in the registration statement, as certain items are omitted in accordance with the rules and regulations of the Commission. Statements or descriptions contained in this prospectus about any agreements or other documents provide, in our belief, all information about such agreements or documents that is material to a decision to invest in the Shares, but not all terms of all such agreements and documents are described. If you want more information, we refer you to the copy of such agreement or document filed as an exhibit to the registration statement or the reports and other materials incorporated by reference into this prospectus. The registration statement, including all of its exhibits and schedules, may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and you can obtain copies of all or any part of it from the Commission, although the Commission charges for such copies.

                       Where to get additional information

      Federal securities law requires us to file information with the Commission concerning our business and operations. Accordingly, we file annual, quarterly, and special reports, proxy statements, and other information with the Commission. You can inspect and copy this information at the public reference facility maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You can also do so at the following regional offices of the Commission:

          o Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661

      You can get additional information about the operation of the Commission's public reference facilities by calling the Commission at 1-800-SEC-0330. The Commission also maintains a web site (http://www.sec.gov) at which you can read or download our reports, proxy and information statements and other information. Reports and other information concerning us also may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                  Explanation about forward-looking information

      This prospectus, including information contained in documents that are incorporated by reference in this prospectus, contains "forward-looking statements," as that term is defined by federal securities laws, that relate to our financial condition, results of operations, plans, objectives, future performance, and business. These statements are frequently preceded by, followed by or include the words "believes," "expects," "anticipates," "estimates" or similar expressions. These forward-looking statements involve certain risks and uncertainties, and whether those risks and uncertainties occur or develop adversely, our actual results may differ materially from those contemplated by such forward-looking statements. In the section of the prospectus entitled "Risk Factors" we have summarized a number of the risks and uncertainties that could affect the actual outcome of the forward-looking statements included in this prospectus. We advise you not to place undue reliance on such forward-looking statements in light of the material risks and uncertainties to which they are subject.

                                  Risk factors

      An investment in our Class A common stock involves a high degree of risk and should not be made by persons who cannot afford the loss of their entire investment. You should consider carefully the following risk factors, in addition to other information presented in this prospectus or incorporated by reference into this prospectus before deciding to invest in the Shares covered by this prospectus. All forward-looking statements contained herein are deemed by us to be covered by and to qualify for the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 (the "1995 Act"). You should understand that several factors govern whether any forward-looking statement contained herein will or can be achieved. Any one of those factors could cause actual results to differ materially from those projected herein. These forward-looking statements include plans and objectives of management for future operations, including the strategies, plans and objectives relating to the products and the future economic performance of Fonix and our subsidiaries discussed above. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of any such statement should not be regarded as a representation by us or any other person that our objectives or plans will be achieved.

Our substantial and continuing losses since inception, coupled with significant ongoing operating expenses, raise doubt about our ability to continue as a going concern.

      Since inception, we have sustained substantial losses. Such losses continue due to ongoing operating expenses and a lack of revenues sufficient to offset operating expenses. We had negative working capital of $4,585,753 at March 31, 2002. We have raised capital to fund ongoing operations by private sales of our securities, some of which sales have been highly dilutive and involve considerable expense. In our present circumstances, there is substantial doubt about our ability to continue as a going concern absent significant sales of our existing products, substantial revenues from new licensing or co-development contracts, or continuing large sales of our securities.

      We incurred net losses of $5,679,174 for the three months ended March 31, 2002, and $24,566,807, $22,761,229, and $21,662,419, for the years ended
December 31, 2001, 2000 and 1999, respectively. As of March 31, 2002, we had an accumulated deficit of $173,295,546, and owed trade payables of $754,592.

      We expect to spend significant amounts to enhance our products and technologies, expand domestic and international sales and operations and fund further research and development. As a result, we will need to generate significant additional revenue to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we do not achieve and maintain profitability, the market price for our common stock may further decline, perhaps substantially.

If we do not receive additional capital when and in the amounts needed in the near future, our ability to continue as a going concern is in substantial doubt.

      We anticipate incurring substantial sales and marketing, product development and research and general operating expenses in the future that will require substantial amounts of additional capital on an ongoing basis. We most likely will have to obtain such capital from sales of our equity, convertible equity and/or debt securities. We previously had two equity lines of credit, but the Selling Stockholder has sold a majority of shares available under the related registration statements and prospectuses. We have also entered into a third equity line agreement with the Equity Line Investor, and have filed this prospectus, and the registration statement of which it is a part, to register the sale of up to 200,000,000 shares of our Class A common stock by the Equity Line Investor. Additionally, we will need approval of our shareholders to increase the authorized number of shares of our Class A common stock to enable us to draw on the third equity line and put our shares to the Equity Line Investor. There can be no guarantee that our shareholders will approve the increase in authorized capital shares. If such approval is not obtained, we will be unable to make draws on the third equity line and will need to seek alternate sources of funding.

      Obtaining future financing may be costly and will likely be dilutive to existing stockholders. If we are not able to obtain financing when and in the amounts needed, and on terms that are acceptable, our operations, financial condition and prospects could be materially and adversely affected, and we could be forced to curtail our operations or sell part or all of our assets, including our Core Technologies.

Continuing debt obligations could impair our ability to continue as a going concern.

      As of March 31, 2002, we had debt obligations of $1,847,461. At present, our revenues from existing licensing arrangements and products and capital available under our equity lines of credit are not sufficient to offset our ongoing operating expenses or to pay in full our debt obligations. There is substantial risk, therefore, that the existence and extent of the debt obligations described above could adversely affect our business, operations, and financial condition.

Our independent public accountants have included a "going concern" paragraph in their reports for the years ended December 31, 2001, 2000, and 1999.

      The independent public accountants' reports for our financial statements for the years ended December 31, 2001, 2000 and 1999 include an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. This may have an adverse effect on our ability to obtain financing to further develop and market our products.

Holders of Fonix Class A common stock are subject to the risk of additional and substantial dilution to their interests as a result of the issuances of Class A common stock in connection with the Third Equity Line.

      Introduction

      The following table describes the number of shares of Class A common stock that would be issuable as of June 24, 2002, assuming that the full amounts of the Third Private Equity Line had been put to the Equity Line Investor (irrespective of the availability of registered shares), and further assuming that the applicable conversion or exercise prices at the time of such conversion or exercise were the following amounts:


                                           Equity Line - Shares
      Hypothetical Conversion              issuable upon put of
               Price                            $20,000,000
      -----------------------              ---------------------
               $0.05                            400,000,000
               $0.10                            200,000,000
               $0.15                            133,333,333
               $0.25                             80,000,000
               $0.75                             26,666,667
               $1.50                             13,333,333



      Given the formulas for calculating the shares to be issued under the Third Equity Line, there effectively is no limitation on the number of shares of Class A common stock which may be issued in connection with a put under the Third Equity Line. If the market price of the Class A common stock decreases, the number of shares of Class A common stock issuable in connection with the Third Equity Line will increase.

Overall Dilution to Market Price and Relative Voting Power of Previously Issued Common Stock

      Historically, the issuance of Class A common stock to the Equity Line Investor under prior equity lines has resulted in substantial dilution to the equity interests of all holders of Class A common stock, except the Equity Line Investor. The issuance of Class A common stock in connection with the draws under the Third Equity Line may result in substantial dilution to the equity interests of holders of Fonix Class A common stock other than the Equity Line Investor. Specifically, the issuance of a significant amount of additional Class A common stock would result in a decrease of the relative voting control of our Class A common stock issued and outstanding prior to the issuance of Class A common stock in connection with the Third Equity Line. Furthermore, public resales of our Class A common stock following the issuance of Class A common stock in connection with the Third Equity Line likely would depress the prevailing market price of our Class A common stock. Even prior to the time of actual conversions, exercises and public resales, the market "overhang" resulting from the mere existence of our obligation to honor such conversions or exercises could depress the market price of our Class A common stock.

Increased Dilution With Decreases in Market Price of Class A Common Stock

      The formulas for determining the number of shares of Class A common stock under the Third Equity Line are based, in part, on the market price of the Class A common stock and include a discount from the market price. As a result, the lower the market price of our Class A common stock at and around the time we put shares under the Third Equity Line, the more shares of our Class A common stock the Equity Line Investor receives. Any increase in the number of shares of our Class A common stock issued upon conversion or put of shares as a result of decreases in the prevailing market price would compound the risks of dilution described in the preceding paragraph.

Increased Potential for Short Sales

      Downward pressure on the market price of our Class A common stock that likely would result from sales of our Class A common stock issued in connection with a put under the Third Equity Line could encourage short sales of Class A common stock by the Equity Line Investor. Material amounts of such short selling could place further downward pressure on the market price of our Class A common stock.

Limited Effect of Restrictions on Extent of Conversions

      We are prohibited from putting shares to the Equity Line Investor under the Third Equity Line if such put would result in that investor holding more than 4.999% of the then outstanding Class A common stock. These restrictions, however, do not prevent the Equity Line Investor from selling shares of Class A common stock received in connection with a put, and then receiving additional shares of Class A common stock in connection with a subsequent put. In this way, the Equity Line Investor could sell more than 4.999% of the outstanding Class A common stock in a relatively short time frame while never holding more than 4.999% at one time.

We have a limited product offering, and some of our key technologies are still in the product development stage.

      Presently, there are a limited number of commercially available applications or products incorporating our Core Technologies. For us to be ultimately successful, sales from these product offerings must be substantially greater. An additional element of our business strategy is to achieve revenues through appropriate strategic alliances, co-development arrangements, and license arrangements with third parties. We have entered into licensing and joint-marketing agreements with Intel, Microsoft, Hewlett Packard, Panasonic, Motorola, and other well-known technology and consumer product providers. There can be no assurance that these collaboration and license agreements will generate material revenues for our business.

The market for some of our technologies and products is largely unproven and may never develop sufficiently to allow us to capitalize on our technology and products.

      The market for speech-enabled technologies is relatively new and rapidly evolving. Additionally, our technologies are new and, in many instances, represent a significant departure from technologies which already have found a degree of acceptance in the speech-enabled technologies marketplace. Our financial performance will depend, in part, on the future development, growth, and ultimate size of the market for speech-enabled applications and products generally, and applications and products incorporating its technologies and applications. Accordingly, in order to achieve commercial acceptance of the Core Technologies, we will have to educate prospective customers, including large, established consumer products manufacturers and telecommunications companies, about the uses and benefits of speech-enabled software in general and our products in particular. If these efforts fail, or if speech-enabled software platforms do not achieve commercial acceptance, our business could be harmed.

      The applications and products which incorporate our Core Technologies will be competing with more conventional means of information processing such as data entry, access by keyboard or touch-tone telephone, or professional dictation services. We believe that there is a substantial potential market for applications and products incorporating advanced speech-enabled technologies including ASR, TTS, speech compression, speaker identification and verification, pen and touch screen input, and natural language understanding. Nevertheless, such a market for our technologies or for products incorporating our technologies may never develop to the point that profitable operations can be achieved or sustained.

Speech-enabling technologies may not achieve widespread acceptance by businesses or telecommunications carriers, which could limit our ability to grow our business.

      The market for speech-enabled technologies is relatively new and rapidly evolving. Our ability to increase revenue in the future depends on the acceptance of speech-enabling technologies by both our customers and their end users. The adoption of speech-enabling technologies could be hindered by the perceived costs of this new technology, as well as the reluctance of enterprises that have invested substantial resources in existing applications to replace their current systems with this new technology. Accordingly, in order to achieve commercial acceptance, we will have to educate prospective customers, including large, established telecommunications companies, about the uses and benefits of speech-enabling technologies in general and our products in particular. If these efforts fail, or if speech-enabling technology platforms do not achieve commercial acceptance, our business will not develop.

      Continued development of the market for our products also will depend upon the following factors over which we have little or no control:

          . widespread deployment of speech-enabling applications by third parties, which is driven by consumer demand for services having a voice user interface;

          .    demand  for  new  uses  and   applications   of   speech-enabling
               technology, including adoption of speech-enabled interfaces by companies that operate web sites;

          . adoption of industry standards for speech-enabling and related technologies; and

          . continuing improvements in hardware technology that may reduce the costs of speech-enabling technology solutions.

The application and delivery of our Core Technologies to end users is dependent upon third party integration and may be subject to delays and cancellations that are beyond our control.

      Because we are pursuing third party integration of our speech-enabled technologies into mass market, industrial, general business and personal electronics products, and computing solutions, lead time to revenue recognition will be longer than software products directly released into consumer channels. Purchase of our products often requires a significant expenditure by a customer. Accordingly, the decision to purchase our products typically requires significant pre-purchase evaluation. We spend significant time educating and providing information to prospective customers regarding the use and benefits of our products and technologies. During this evaluation period, we may expend substantial sales, marketing and management resources, all of which is not recoverable unless the prospective customer enters into an agreement with us, which agreement ultimately results in the receipt of revenue by us.

      Further, our products and technologies sold and integrated into customer applications are subject to both customer production schedules and customer success in marketing the products and generating product sales. Our revenues are thus subject to delays and possible cancellation resulting from customer integration risks and delays.

      In cases where our contract with our customers specifies milestones or acceptance criteria, we may not be able to recognize license or services revenue until these conditions are met. We have experienced in the past and may experience in the future unexpected delays in recognizing revenue. Consequently, the length of our sales and implementation cycles and the varying order amounts for our products make it difficult to predict the quarter in which revenue recognition may occur and may cause license and services revenue and operating results to vary significantly from period to period. These factors could cause our stock price to be volatile or to decline.

Competition from other industry participants and rapid technological change could impede our ability to achieve profitable operations.

      The computer hardware and software industries are highly and intensely competitive. In particular, the speech-enabled technologies market sector and, specifically, the ASR, computer voice and communications industries are characterized by rapid technological change. Competition in the speech-enabled technologies market is based largely on marketing ability and resources, distribution channels, technology and product superiority and product service and support. The development of new technology or material improvements to existing technologies by our competitors may render our technologies less attractive or even obsolete. Accordingly, our success will depend upon our ability to continually enhance our technologies and interactive solutions and products to keep pace with or ahead of technological developments and to address the changing needs of the marketplace. Barriers to entry in the software industry are low, and as the market for various speech-enabled products expands and matures, we expect more entrants into this already competitive arena.

Our products can have a long sales cycle and, as a result, our quarterly operating results and our stock price may fluctuate.

      The sales cycles for our products are generally six to twelve months but may be shorter or longer depending on the size and complexity of the order, the amount of services to be provided and whether the sale is made directly by us or indirectly through a value added reseller or systems integrator. The length of the sales cycles could adversely impact our operating results.

Our current and potential competitors, some of whom have greater resources and experience than we do, may develop products and technologies that may cause a decline in demand for, and the prices of, our products.

      A number of companies have developed, or are expected to develop, products that compete with our products. Competitors in the voice interface software market include IBM, Locus Dialogue, Lucent Technologies, Philips Electronics, SpeechWorks International, Nuance, ScanSoft and Voice Signal. We expect additional competition from other companies such as Microsoft, who has recently made investments in and acquired voice interface technology companies. Furthermore, our competitors may combine with each other, and other companies may enter our markets by acquiring or entering into strategic relationships with our competitors. Current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to increase the abilities of their speech and language technology products to address the needs of our prospective customers.

      Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition and larger customer bases than we do. Our present or future competitors may be able to develop products comparable or superior to those we offer, adapt more quickly to new technologies, evolving industry trends and standards, or customer requirements than we do, or devote greater resources to the development, promotion and sale of their products than we do. Accordingly, we may not be able to compete effectively in our markets, and competition may intensify and may harm our business.

Our failure to respond to rapid change in the speech-enabled technologies market could cause us to lose revenue and harm our business.

      The speech-enabled technologies industry is relatively new and rapidly evolving. Our success will depend substantially upon our ability to enhance our existing technologies and products and to develop and introduce, on a timely and cost-effective basis, new technologies, products and features that meet changing end-user requirements and incorporate technological advancements. If we are unable to develop new products and enhanced functionalities or technologies to adapt to these changes, or if we cannot offset a decline in revenue from existing technologies and products with sales of new products, our business will suffer.

      Commercial acceptance of our products and technologies will depend, among other things, on:

          1. the ability of our products and technologies to meet and adapt to the needs of our target markets;

          2. the performance and price of our products in comparison with our competitors' products and prices; and

          3. our ability to deliver customer services directly and through our resellers.


Any software defects in our products could harm our business and result in litigation.

      Complex software products such as ours may contain errors, defects and bugs. With the planned release of any product, we may discover these errors, defects and bugs and, as a result, products may take longer to develop than expected. In addition, we may discover that remedies for errors or bugs may be technologically unfeasible. Delivery of products with undetected production defects or reliability, quality, or compatibility problems could damage our reputation. Errors, defects or bugs could also cause interruptions, delays or a cessation of sales to our customers. We could be required to expend significant capital and other resources to remedy these problems. In addition, customers whose businesses are disrupted by these errors, defects and bugs could bring claims against us which, even if unsuccessful, would likely be time-consuming and could result in costly litigation and payment of damages.

In order to increase our international sales, we must increase the foreign language capacities of our products. If we are unable to do so, we may be unable to grow our revenue and execute our business strategy.

      We intend to expand our international sales, which requires us to invest significant resources to create and refine different language models for each particular language or dialect. These language models are required to create versions of products that allow end users to speak the local language or dialect and be understood and authenticated. If we fail to develop additional foreign language capacity of our products, our ability to address international market opportunities and to grow our business will be limited.

We may encounter difficulties in managing our growth, which could prevent us from executing our business strategy.

      Our growth has placed, and continues to place, a significant strain on our resources. To accommodate this growth, we must continue to upgrade a variety of operational and financial systems, procedures and controls and hire additional employees to support increased business, product development, and marketing activity. This has resulted in increased responsibilities for our management. Our systems, procedures and controls may not be adequate to support our operations. If we fail to improve our operational, financial, managerial, and marketing information systems, or to hire, train, motivate or manage our employees, our business could be harmed.

We may incur a variety of costs to engage in future acquisitions of companies, products, or technologies, and the anticipated benefits of those acquisitions may never be realized.

      We may make acquisitions of, or significant investments in, complementary companies, products or technologies, such as the recent purchase of assets from Force Computers, Inc., discussed elsewhere herein. Any future acquisitions would be accompanied by risks such as:

          . difficulties in assimilating the operations and employees of acquired companies;

          . diversion of our management's attention from ongoing business concerns;

          .    our  potential  inability to maximize our financial and strategic
               position   through  the  successful   incorporation  of  acquired
               technology and rights into our products and services;

          . additional expense associated with amortization of acquired assets;

          . maintenance and implementation of uniform standards, controls, procedures and policies; and

          . impairment of existing relationships with employees, suppliers and customers as a result of the integration of new management employees.

      We cannot guarantee that we will be able to successfully integrate any business, products, technologies or employees that we might acquire in the future, and our failure to do so could harm our business.

If we are unable to hire and retain technical, sales and marketing and operational employees, our business could be harmed.

      We intend to hire additional employees, including software engineers, sales and marketing employees, and operational employees. Competition for hiring these individuals is intense, especially in the Salt Lake City and Boston areas where our primary product development, marketing, and sales teams are located, and we may not be able to attract, assimilate, or retain additional highly qualified employees in the future. The failure to attract, integrate, motivate and retain these employees could harm our business.

The price of our common stock is volatile, and an investor may not be able to resell our shares at or above the purchase price.

      In recent years, the stock market in general, and the OTC Bulletin Board and the securities of technology companies in particular, has experienced extreme price and trading volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may materially adversely affect our stock price, regardless of operating results.

Our operations and financial condition could be adversely affected by our failure or inability to protect our intellectual property or if our technologies are found to infringe the intellectual property of a third party.

      Dependence on proprietary technology

      Our success is heavily dependent upon our proprietary technology. Certain elements of our Core Technologies are the subject of seven patents issued and allowed by the United States Patent and Trademark Office and 11 other patent applications are pending. In addition to our patents, we rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. Such means of protecting our proprietary rights may not be adequate because such laws provide only limited protection. Despite precautions that we take, it may be possible for unauthorized third parties to duplicate aspects of our technologies or the current or future products or technologies of our business units or to obtain and use information that we regard as proprietary. Additionally, our competitors may independently develop similar or superior technology. Policing unauthorized use of proprietary rights is difficult, and some international laws do not protect proprietary rights to the same extent as United States laws. Litigation periodically may be necessary to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others.

     Risks of our infringement upon the technology of unrelated parties or entities

      We are not aware and do not believe that any of our technologies or products infringe the proprietary rights of third parties. Nevertheless, third parties may claim infringement with respect to our current or future technologies or products or products manufactured by others and incorporating our technologies. We expect that developers of speech-enabled technologies increasingly will be subject to infringement claims as the number of products and competitors in the industry grows and the functionality of products in different industry segments overlaps. Responding to any such claims, whether or not they are found to have merit, could be time consuming, result in costly litigation, cause development delays, or require us to enter into royalty or license agreements. Royalty or license agreements may not be available on acceptable terms or at all. As a result, infringement claims could have a material adverse affect on our business, operating results, and financial condition.

We are subject to the risk that certain key personnel, including key scientific employees and independent contractors named below, on whom we depend, in part, for our operations, will cease to be involved with us.

     We are dependent on the knowledge, skill and expertise of several key scientific and business development employees, including John A. Oberteuffer, Ph.D., Dale Lynn Shepherd, Mark Hamilton, R. Brian Moncur, Doug Jensen, Edward
A. Bruckert, K. H. Loken-Kim, John E. Holmgren, Kirk Flygare and Kirk Feller.; independent contractors including C. Hal Hansen, Tony R. Martinez, Ph.D., Kenneth P. Hite and Rolf-Juergen Bruess; and executive officers, including Thomas A. Murdock, Roger D. Dudley and William A. Maasberg, Jr. The loss of any of the key personnel listed above could materially and adversely affect our future business efforts. Although we have taken reasonable steps to protect our intellectual property rights including obtaining non-competition and non-disclosure agreements from all of our employees and independent contractors, if one or more of our key scientific employees, executive employees or independent contractors resigns from Fonix to join a competitor, to the extent not prohibited by such person's non-competition and non-disclosure agreement, the loss of such personnel and the employment of such personnel by a competitor could have a material adverse effect on our business. We do not presently have any key man life insurance on any of our employees except Mr. Dudley, for whom we carry a policy with a face amount of $4,000,000. We are the named beneficiary.

Our charter and bylaws and Delaware law contain provisions which may delay or prevent a change of control.

      Provisions of our charter and bylaws may make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of us. These provisions could limit the price that investors might be willing to pay in the future for shares of Class A common stock. These provisions include:

          1. procedures for advance notification of stockholder nominations and proposals; and

          2. the ability of the board of directors to alter our bylaws without stockholder approval.

      In addition, the board of directors has the authority to issue up to 50,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The board of directors utilized this right when approving and issuing the Series A through Series F preferred stock. The issuance of preferred stock, while providing flexibility in connection with financings or acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

We have no dividend history and have no intention to pay dividends in the foreseeable future.

      We have never paid dividends on or in connection with any class of our common stock and do not intend to pay any dividends to common stockholders for the foreseeable future.

Arthur Andersen LLP ("Andersen") is currently our independent public accountant. Our access to capital markets and timely financial reporting may be impaired and we may incur significant costs if we are required to engage a new independent public accountant.

On March 14, 2002, Andersen, our independent public accountant for each of the three years ended December 31, 2001, was indicted by the U.S. Department of Justice on one charge of obstruction of justice in connection with its role as auditors for Enron Corp. In June 2002, Andersen was found guilty and has stated that it intends to appeal the conviction. Andersen has also indicated that it will cease practicing before the U.S. Securities and Exchange Commission as of August 31, 2002, or such other date as the SEC determines. While we are unable to predict the impact of the conviction and Andersen's cessation to practice before the SEC on Andersen or whether other indictments or other adverse actions may be taken by governmental authorities or private parties against Andersen, it is possible that such indictment or actions may cause Andersen to file for bankruptcy protection, cease or curtail the conduct of its business, lose key personnel or merge with or be acquired by another firm.

The SEC has stated that it will continue accepting financial statements of an issuer that were audited by Andersen after March 14, 2002, so long as Andersen is able to make representations to the issuer that Andersen's audit of the issuer's financial statements was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, and that there was appropriate continuity of Andersen personnel working on the audit, availability of national office consultation and availability of personnel at foreign affiliates of Andersen to conduct relevant portions of the audit. Even though Andersen completed its audit of our financial statements for the year ended December 31, 2001, prior to its indictment on March 14, 2002, it has provided us with a letter containing such representations with respect thereto. Andersen and various of its foreign affiliates, including its affiliates in Argentina and Canada, have been in discussions, or have signed agreements, with other public accounting firms to combine the operations of certain offices or affiliates with such other public accounting firms. Such combinations, as well as the occurance of one or more of the other adverse events described above, could cause Andersen to be unable to make such representations with respect to any future audits by it of our financial statements.

We are considering replacing Andersen as our independent public accountant. We are currently soliciting bids for 2002 audit services from members of other national and local independent public accounting firms. In addition, in the event the SEC ceases accepting financial statements audited by Andersen or Andersen ceases or curtails the conduct of its business or is otherwise unable to perform required audit-related functions, we may be compelled to engage another accounting firm to replace them. In the event that we replace Andersen, it may take our new independent public accountant some time to become sufficiently acquainted with our business to enable us to file our financial statements with the SEC by the usual filing dates or for such accountant to be able to render customary accountants' letters. While the SEC has permitted companies affected by the indictment of Andersen additional time to file their audited financial statements, use of such additional time may cause investors to receive our audited financial information later than they usually would, which may have a negative impact on the market prices for our securities. Since it is customary for securities underwriters to require certain letters to be delivered to them by an issuer's independent public accountant, underwriters may be unwilling to underwrite our securities until our new independent public accountant is able to deliver such letters, and thus our access to liquidity and capital resources may be impaired until that time.

In addition, in the event Andersen files for bankruptcy protection or ceases the conduct of its business, investors in our securities may not have the ability to recover against Andersen for any claims they may have under securities or other laws as a result of Andersen's activities as our independent public accountants. Further, if Andersen files for bankruptcy protection or ceases the conduct of its business, we may not be able to recover against Andersen for any claims we may have under the securities laws or other laws as a result of Andersen's activities as our independent public accountants.


      If Andersen is unable to continue to provide auditing services to us, this could have a material adverse impact on our business.

      The Salt Lake City, Utah, office of Andersen recently closed, and the audit personnel at Andersen who previously provided services to us are no longer employed by Andersen. As of June 24, 2002, we do not have a new contact, audit partner, or audit team at Andersen. Assembling a new audit team at Andersen may take time. Additionally, Andersen may not be able to continue to provide us the auditing and accounting services we require, and it may be necessary for us to engage another accounting firm. Engaging a new auditor and familiarizing a new audit team with our account also may take time. Any inability on the part of Andersen to continue to work with us or, if we terminate Andersen as our auditor, the delay associated with engaging a new auditing firm in a timely manner could have a material adverse impact on our ability to raise capital or to manage effectively our business.

There may be additional unknown risks which could have a negative effect on us and our business.

      The risks and uncertainties described in this section are not the only ones facing Fonix. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the foregoing risks actually occur, our business, financial condition, or results of operations could be materially adversely affected. In such case, the trading price of our Class A common stock could decline.

                       Information about Fonix Corporation

Management's Discussion and Analysis of Financial Condition and Results of Operations

THIS STATEMENT OF MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTAINS, IN ADDITION TO HISTORICAL INFORMATION, FORWARD- LOOKING STATEMENTS THAT INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS WE ANTICIPATE, AND WHICH ARE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES ARE DISCUSSED IN OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2001.

Overview

      Since inception, we have devoted substantially all of our resources to research, development and acquisition of software technologies that enable intuitive human interaction with computers, consumer electronics, and other intelligent devices. Through March 31, 2002, we incurred significant cumulative losses and losses are expected to continue until the effects of recent marketing and sales efforts begin to take effect, if ever. We continue to emphasize product delivery and sales while achieving technology upgrades to maintain our perceived competitive advantages.

      In our current marketing efforts, we seek to form relationships with third parties who can incorporate speech-enabling technologies into new or existing products. Such relationships may be structured in any of a variety of ways including traditional technology licenses, collaboration or joint marketing agreements co-development relationships through joint ventures or otherwise, and strategic alliances. The third parties with whom Fonix presently has such relationships and with which we may have similar relationships in the future include developers of application software, operating systems, computers, microprocessor chips, consumer electronics, automobiles, telephony and other products.

Significant Accounting Policies

      Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Significant accounting policies and areas where substantial judgements are made include:

      Intangible and Long-lived Assets - Intangible assets consist of goodwill, purchased Core Technologies, customer relationships, trademarks and patents. Amortization is computed on a straight-line basis over the estimated useful lives, ranging from five to ten years.

      The carrying values of our intangible and long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that they may not be recoverable. If such an event occurred, we would project undiscounted cash flows to be generated from the use of the asset and its eventual disposition over the remaining life of the asset. If projections indicate that the carrying value of the long-lived asset would not be recoverable, the carrying value would be reduced by the estimated excess of the carrying value over the projected discounted cash flows.

      During the fourth quarter of 2001, we determined that goodwill recorded in connection with our handwriting recognition ("HWR") technology was impaired due to the expiration or termination of related customer license agreements and insufficient funding to further develop or market the technology or pursue other prospects for future revenue generation. Accordingly, the unamortized balance of $2,056,295 was charged to expense in 2001.

      We did not consider any of our other intangible or long-lived assets to be impaired at March 31, 2002. However, should our marketing and sales plans not materialize in the near term, the realization of our intangible assets could be severely and negatively impacted. The accompanying consolidated financial statements have been prepared based on our estimates of realizability, which estimates may change due to factors beyond our control.

      Recently Enacted Accounting Standards - In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 eliminates the "pooling-of-interests" method of accounting for acquisitions and requires separate accounting for certain intangibles acquired in such transactions. The application of this standard did not have an impact on our financial position and results of operations.

      SFAS No. 142 changes the accounting for goodwill and intangible assets with indefinite lives from an amortization method to an impairment-only approach. Accordingly, effective January 1, 2002, amortization of goodwill and intangible assets with indefinite lives was discontinued. Other intangible assets will continue to be amortized over their useful lives.

      Effective January 1, 2002, we adopted the requirements of SFAS No. 142. However, we have not yet assessed our goodwill and intangible assets with indefinite lives for impairment. The effect of the application of these requirements has not been determined; however, the amount of impairment could be material to our financial position and results of operations. We intend to complete this assessment by June 30, 2002. Impairment adjustments, if any, will be reflected in the first quarter financial statements as required by SFAS No. 142. Any transitional impairment loss will be recognized as a cumulative effect of a change in accounting principle.

      In August 2001, the FASB issued SFAS No. 143 , "Accounting for Asset Retirement Obligations." This statement establishes financial accounting and reporting standards for obligations associated with the retirement of tangible long- lived assets and the associated asset retirement costs. The adoption of this statement on January 1, 2002, did not have a material effect on our financial position or results of operations.

      In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement establishes financial accounting and reporting standards for the impairment or disposal of long-lived assets. The adoption of this statement on January 1, 2002, did not have a material effect on our financial position or results of operations.

      Revenue Recognition - We recognize revenues in accordance with the provisions of Statement of Position No. 97-2, "Software Revenue Recognition" and related interpretations. We generate revenues from licensing the rights to our software products to end users and from royalties. We also generate service revenues from the sale of consulting and development services.

      Revenues from license, royalties and maintenance are recognized upon shipment of the software if there are no significant post-contract obligations. If significant post-contract obligations exist, revenues are recognized when those obligations have been satisfied. Revenues from development and consulting services are recognized as the services are completed.

      Cost of revenues from license, royalties and maintenance consists of costs to distribute the product (including the cost of the media on which it is delivered), installation and support personnel compensation, licensed technology and other related costs. Cost of service revenues consists of personnel compensation, licensed technology and other related costs.

      Stock-based Compensation Plans - We account for our stock-based compensation issued to employees and directors under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees". Under APB Opinion No. 25, compensation related to stock options, if any, is recorded if an option's exercise price on the measurement date is below the fair value of our common stock, and amortized to expense over the vesting period. Compensation expense for stock awards or purchases, if any, is recognized if the award or purchase price on the measurement date is below the quoted fair value of our common stock, and is recognized on the date of award or purchase. SFAS No. 123, "Accounting for Stock Based Compensation", requires pro forma information regarding net loss and net loss per common share as if we had accounted for our stock options granted under the fair value method.

      We account for our stock-based compensation issued to non-employees using the fair value method in accordance with SFAS No. 123 and related interpretations. Under SFAS No. 123, stock-based compensation is determined as either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The measurement date for these issuances is the earlier of the date at which a commitment for performance by the recipient to earn the equity instruments is reached or the date at which the recipient's performance is complete.

      The estimated fair value of stock-based compensation issued to non-employees is subject to assumptions made regarding risk-free interest rates, expected exercise lives and volatility. Actual results could differ from these estimates.

      Imputed Interest Expense and Income - Interest is imputed on long-term debt obligations and notes receivable where management has determined that the contractual interest rates are below the market rate for instruments with similar risk characteristics.

Results of Operations

Fiscal Year 2001 Compared to 2000

      During 2001, we recorded revenues of $607,644, a decrease of $49,209 from $656,853 for 2000. The decrease in 2001 was due in part to the poor economic conditions in the telecommunications sector of the economy, where much of our revenue has been generated in the past. Furthermore, sales and marketing efforts have not yet increased revenues, in spite of considerable progress in developing partnerships in key markets. Also, certain advance payments received for royalties have not yet been recognized.

      Selling, general and administrative expenses were $11,651,565 for 2001 and $10,722,313 for 2000, an increase of $929,252. The change is a result of increases of $1,492,025 in compensation-related expenses due to personnel added for sales and marketing efforts, $199,012 in occupancy costs, $496,518 in legal fees related to acquisition, regulatory filing, litigation, intellectual property protection, and other general corporate activities, $480,452 in travel-related expenses and $421,550 in promotion and advertising expenses resulting from increased sales and marketing efforts. These increases were offset, in part, by a decrease of $2,033,024 in consulting and outside services incurred in 2000 but not repeated in 2001 and a decrease of $51,731 in other operating expenses.

      We incurred research and product development expenses of $8,119,924 during 2001, an increase of $2,248,510 from 2000. The greatest portion of this increase was a result of $2,043,181 in additional compensation-related expenses incurred by adding engineering and product development personnel for development of product applications and solutions. In addition to this increase, $299,864 of additional expenses were incurred by consultants and outside service providers in development of speech-enabling applications and solutions for customers. Future development efforts will continue to focus on product applications and solutions utilizing the speech-enabling technologies developed to date.

      In 2001, we recognized an impairment of goodwill related to HWR technology that was acquired in 1998. Without immediate customer prospects, we have chosen not to provide further funding to develop the market or the HWR technology at this time. Accordingly, we determined that the related goodwill is impaired and the unamortized balance of $2,056,295 was expensed in 2001 . Even though the value of this technology has been reduced to $0 for financial reporting purposes, we will continue to evaluate opportunities for licensing this technology to others in the future.

      Net other expense was $173,221 for 2001, a decrease of $3,818,127 from 2000. Financing activities in 2001 were accomplished through equity lines of credit rather than debt securities or preferred stock. Accordingly, interest expense incurred in 2001 was $3,968,773 less than in 2000. A beneficial conversion feature of $3,447,623 was recorded in 2000 in connection with the issuance of a convertible promissory note, along with other interest incurred on the obligation. Interest income decreased by $58,910 due to lower cash balances maintained throughout the year.

Fiscal Year 2000 Compared to 1999

      The results of operations disclosed below give effect to the sale of our Healthcare Solutions Group ("HSG") in September 1999 and the classification of the HSG's net assets and operating activities as discontinued operations.

      During 2000, we recorded revenues of $656,853, an increase of $217,346 from $439,507 for 1999. The increase in 2000 resulted primarily from increased activity in licensing of TTS channels in telephony applications.

      Selling, general and administrative expenses were $10,722,313 for 2000 and $9,498,753 for 1999, an increase of $1,223,560. Excluding a compensation charge in 1999 in the amount of $1,443,300 for obligations to certain executives for expenses incurred on our behalf, the increase from 1999 is actually $2,666,860. The increase is due to consulting expense of $2,294,756 resulting from compensation paid in shares of Class A common stock for services rendered to us by outside consultants. Also contributing to the increase is other compensation expense in the amount of $628,000 incurred as a result of the exercise of stock appreciation rights. Other changes resulting from sales and marketing activity undertaken by us as indicated by the marketing strategy described above were not significant in 2000, but will impact future periods.

      We incurred product development and research expenses of $5,871,414 during 2000, a decrease of $2,037,814 from 1999. This decrease was due to the ongoing effects of management's cost reduction initiatives implemented in 1999 and the transition of emphasis from research and development towards sales and marketing. We also experienced decreases in product development and research costs as we completed development of certain TTS and ASR products.

      Net other expense was $3,991,348 for 2000, an increase of $292,559 from 1999. Interest income increased by $44,260 from earnings on the funds held in escrow in connection with the sale of the HSG. Interest and related finance charges increased by $367,644 as a result of debt financing activities. Included in interest expense are charges resulting from beneficial conversion features incurred in connection with a convertible promissory note in the amount of $3,447,623 in 2000 and the Series C convertible debentures in the amount of $1,750,000 in 1999.

Three months ended March 31, 2002, compared with three months ended March 31,
2001

During the three months ended March 31, 2002, we recorded revenues of $298,785, reflecting an increase of $166,072 over the same period in the previous year. Much of the increase is attributable to $165,389 in revenues generated from new business resulting from the acquisition of certain assets from Force Computers, Inc. ("Force").

Selling, general and administrative expenses were $3,191,381 and $2,144,586 for the three months ended March 31, 2002 and 2001, respectively. The increase of $1,046,795 includes $304,892 in compensation-related expenses and $549,558 in promotion and other operating expenses related to increased sales and marketing activities, especially in the area of retail distribution and corporate promotional activities. Consulting expenses increased by $133,755, also related to increased sales and marketing efforts. Other increases of $24,340 in legal and other professional fees, and $39,925 in occupancy expenses further reflect growth and expansion in sales and marketing activities.

Product development and research expenses were $2,124,315 and $1,650,945 for the three months ended March 31, 2002 and 2001, respectively. The increase of $473,370 resulted primarily from increased compensation-related expenses of $347,779 and consulting and outside service-related expenses of $178,005 related to product application and development activities.

Amortization of intangible assets was $386,139 and $614,157, for the three months ended March 31, 2002 and 2001, respectively. The decrease of $228,018 is a result of the write down of certain intangible assets in 2001 and the change in accounting for amortization of goodwill dictated by SFAS No. 142. Based on the current intangible assets, we expect amortization expense to be approximately $1,158,000 for the remainder of 2002 and $1,545,000 per year thereafter.

Selected Quarterly Operations Data

      The following tables set forth selected unaudited statement of operations data for the quarter ended March 31, 2002, and each of the quarters in the years ended December 31, 2001 and 2000. This data has been derived from our unaudited financial statements that have been prepared on the same basis as the audited financial statements and in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information when read in connection with the financial statements and the related notes. Our quarterly operating results have varied substantially in the past and may vary substantially in the future. Conclusions about our future results for any period should not be drawn from the selected unaudited statement of operations data, either for any particular quarter or taken as a whole.

                                                    For the Quarter Ended
                                                 ----------------------------
                                                        March 31, 2002
                                                 ----------------------------
                                                         (Unaudited)
Net sales                                        $                  298,785
Loss before equity in net loss of affiliate and                  (5,450,868)
  extraordinary item
Net loss                                                         (5,679,174)
Basic and diluted loss before extraordinary item
  per common share                                                    (0.01)
Basic and diluted loss per common share                               (0.01)



                                                               For the Quarter Ended
                                         -------------------------------------------------------------------
                                           March 31,       June 30,       September 30,      December 31,
                                             2001            2001             2001              2001
                                         --------------  --------------  ---------------  ------------------
                                                                    (Unaudited)
                                         --------------  --------------  ---------------  ------------------

Net sales                                $     132,713   $      107,568  $       265,646  $         101,717

Loss before equity in net loss of
affiliate and
   extraordinary item                      (4,248,617)      (6,349,338)      (5,744,452)        (7,690,262)

Net loss                                   (4,248,617)      (6,543,765)      (5,931,343)        (7,843,082)

Basic and diluted loss before
extraordinary
  item per common share                         (0.02)           (0.03)           (0.02)             (0.03)

Basic and diluted loss per common share         (0.02)           (0.03)           (0.02)             (0.03)


                                                              For the Quarter Ended
                                         -----------------------------------------------------------------
                                           March 31,       June 30,     September 30,   December 31, 2000
                                             2000            2000            2000
                                         --------------  -------------  ---------------  -----------------
                                                                   (Unaudited)
                                         --------------  -------------  ---------------  -----------------

Net sales                                $      56,447   $     143,825  $      172,222   $        284,359

Loss before equity in net loss of
affiliate and
  extraordinary item                       (5,819,130)     (4,778,159)     (8,451,438)        (3,761,950)

Net loss                                   (5,787,153)     (4,731,272)     (8,451,438)        (3,791,366)

Basic and diluted loss before
extraordinary                                   (0.06)          (0.03)          (0.05)             (0.02)
  item per common share

Basic and diluted loss per common share         (0.06)          (0.03)          (0.05)             (0.02)



Liquidity and Capital Resources

      We must raise additional funds to be able to satisfy our cash requirements during the next 12 months. Research and development, corporate operations and marketing expenses will continue to require additional capital. Because we presently have only limited revenue from operations, we intend to continue to rely primarily on financing through the sale of our equity and debt securities to satisfy future capital requirements until such time as we are able to enter into additional third-party licensing, collaboration or co-marketing arrangements such that it will be able to finance ongoing operations from license, royalty and services revenues. There can be no assurance that we will be able to enter into such agreements. Furthermore, the issuance of equity or debt securities which are or may become convertible into our equity securities in connection with such financing could result in substantial additional dilution to Fonix stockholders. We have recently entered into a third equity line of credit, under which we can draw up to $20,000,000, although we may not have sufficient registered shares to be able to draw that full amount.

      Net cash used in operating activities of $4,810,052 for the three months ended March 31, 2002, resulted principally from the net loss incurred of $5,679,174 offset by non-cash expenses pertaining to depreciation and amortization of $474,163 and equity in net loss of affiliate of $228,306. Net cash used in investing activities of $683,573 for the three months ended March 31, 2002 consisted primarily of advances under a convertible note payable of $655,000. Net cash used in operating and investing activities was offset by net cash provided by financing activities of $5,940,251 consisting primarily of the receipt of $6,965,999 in cash related to the sale of shares of Class A common stock offset, in part, by $1,010,000 in payments on notes payable.

      We had negative working capital of $4,585,753 at March 31, 2002, compared to negative working capital of $6,102,151 at December 31, 2001. Current assets increased by $784,241 to $2,029,008 from December 31, 2001, to March 31, 2002.
Current liabilities decreased by $732,157 to $6,614,761 during the same period. The change in working capital from December 31, 2001, to March 31, 2002, was primarily attributable to the timing of payments on operating obligations and receipts of funding under our equity line of credit. Total assets were $15,838,223 at March 31, 2002, compared to $15,068,538 at December 31, 2001.

Convertible Notes Receivable

      Through November 30, 2001, we loaned $455,000 under the terms of convertible promissory notes to an unrelated entity (the "Borrower") with whom we are engaged in development activities. The notes were unsecured, bore interest at an annual rate of 7.5 percent, and were to mature 120 days from the issuance date of each note. The Borrower is a provider of natural-language-understanding solutions for customer relationship management ("CRM") applications. Fonix speech- enabling technology is a component of these solutions.

      On December 1, 2001, we established, as the lender, and later amended a revolving line of credit and convertible promissory note with an unrelated entity (the "Borrower") that permits the Borrower to draw up to $2,000,000 for operations and other purposes, including the amounts loaned under the initial convertible promissory notes. The Borrower is a provider of natural-language-understanding solutions for CRM applications. Fonix speech-enabling technology is a component of the Borrower's solutions. Draws on the line of credit bear interest at an annual rate of 7 percent, which interest is payable quarterly beginning June 30, 2002, and are secured by intellectual property and other assets of the Borrower. The unpaid principal, together with interest accrued thereon, is due and payable on December 31, 2002, and is convertible into common shares of the Borrower at our option. Based upon borrowings through March 31, 2002, such conversion at that date would have represented approximately 10 percent of the ownership of the Borrower.

      During the three months ended March 31, 2002, the Borrower drew $655,000 on the line of credit, bringing the total draws on the line to $1,285,000 as of March 31, 2002. Subsequent to March 31, 2002, the Borrower drew an additional $110,000.

Investment In Audium Corporation

      In February 2001, we entered into a collaboration agreement with Audium Corporation ("Audium") to provide an integrated platform for generating Voice XML solutions for Internet and telephony systems. Audium is a mobile application service provider that builds and operates mobile applications that allow access to Internet information and to complete online transactions using any telephone. The collaboration includes integration of our technologies with Audium's mobile applications development capability.

      Note Receivable - In connection with the collaboration agreement with Audium, in February and May 2001, we advanced an aggregate of $400,000 to Audium as a bridge loan (the "Audium Note"). The loan bears interest at a rate of 5 percent per year, has a term of four years and is convertible into shares of Audium Series A Convertible Preferred Stock ("Audium Preferred Stock"). The Audium Note is convertible into shares of Audium Preferred Stock at a price of $1.46 per share in the event of (i) Audium's raising an additional $2,000,000 prior to October 6, 2002, (ii) Audium's merger or consolidation, (iii) a qualified public offering of Audium common stock, (iv) an event of default under a note payable from Fonix (see Fonix Note below), or (v) Audium's aggregate gross revenues for the months of January through June 2003 exceeding $1,000,000. The Audium Note is secured by Audium's intellectual property. Further, at the closing, Audium granted us a fully paid, worldwide, non-exclusive license to Audium's software to make, manufacture, and use the software and any derivative works if Audium declares bankruptcy or ceases to do business.

      Our management determined that a 12 percent annual interest rate better reflects the risk characteristics of the Audium Note. Accordingly, interest was imputed at 12 percent and the Audium Note was recorded at its original present value of $302,909. For the three months ended March 31, 2002, and the year ended December 31, 2001, we recorded interest income of $9,519 and $29,663, respectively, including contractual and imputed interest. As of March 31, 2002, the balance of the Audium Note was $326,827, net of the unaccreted discount of $73,173.

      Investment in Affiliate - On April 11, 2001, we entered into a stock purchase agreement with Audium, wherein we agreed to purchase up to $2,800,000 of Audium Preferred Stock at a price of $1.46 per share. At closing, we paid $200,000 in cash and gave Audium a non-interest bearing note (the "Fonix Note") for the remaining $2,600,000. Each share of Audium Preferred Stock is convertible into one share of Audium's common stock.

      At March 31, 2002, our investment in Audium represented 26.7 percent of the Audium's voting stock. As a result, we account for our investment in Audium using the equity method of accounting. Accordingly, for the three months ended March 31, 2002, we recognized a loss of $228,306 consisting of $136,732 to reflect our share of Audium's net loss for the three months ended March 31, 2002 and $91,574 for the amortization of the difference between the purchase price of the Audium Preferred Stock and our portion of Audium's net stockholders' deficit that is amortized on a straight-line basis over a period of eight years. We also recognized a loss of $534,138 in the consolidated statements of operations consisting of $259,414 related to our share of Audium's net loss for the period from April 11, 2001 through December 31, 2001 and $274,724 for the amortization of the difference between the purchase price of the Audium Preferred Stock and our portion of Audium's net stockholders' deficit.

      A summary of the results of Audium's operations for the period from April 11, 2001 through December 31, 2001 and net assets (liabilities) as of December 31, 2001 is as follows:



                             (Unaudited)
Net sales                    $    434,859
Loss from operations             (959,285)
Net loss                         (971,583)

Current assets                    591,646
Total assets                      832,670
Current liabilities              (604,677)
Total liabilities              (1,027,272)
Net liabilities                  (194,602)

      Note Payable to Affiliate - The Fonix Note is payable in 13 monthly installments of $200,000 beginning on June 1, 2001, and bears no interest unless an event of default occurs, in which case it will bear interest at 12 percent per year. No events of default have occurred to date.

      At closing, Audium issued 14 share certificates to Fonix, each certificate for 136,986 shares of Audium Preferred Stock, and delivered one certificate in exchange for the initial payment of $200,000. The remaining certificates are held by Audium as collateral for the Fonix Note under the terms of a security agreement. For each monthly payment of $200,000 or multiple payments that aggregate $200,000, Audium will release to us one certificate for 136,986 shares of Audium Preferred Stock.

      Through September 30, 2001, three payments of $200,000 were made on the Fonix Note. Effective October 1, 2001, the terms of the Fonix Note were modified to reduce the monthly payments to the following amounts: $75,000 for September 2001, $100,000 for October 2001, $125,000 for November 2001 and $150,000 for
December 2001 and January 2002. Thereafter, monthly payments of $200,000 are scheduled through August 2002. No other terms of the original Fonix Note were affected by the modification. Through March 31, 2002, payments amounting to $550,000 were made as required by the modified terms. The payments due April 10, 2002, May 10, 2002, and June 10, 2002, have not been made as of June 24, 2002.

      Our management determined that a 12 percent annual interest rate reflects the risk characteristics of the Fonix Note. Accordingly, interest has been imputed at 12 percent, and we recorded a present value of $2,370,348 for the note payable. For the three months ended March 31, 2002, and the year ended December 31, 2001, we recorded interest expense of $34,193 and $164,405, respectively, related to this note.

Promissory Note

      On December 14, 2001, we entered into an Asset Purchase Agreement with Force. As part of the purchase price, we issued a non-interest bearing promissory note (the "Force Note") in the amount of $1,280,000. Installment payments are due over the twelve-month period following the date of purchase. Our management determined that a seven percent annual interest rate reflects the risk characteristics of the Force Note. Accordingly, interest has been imputed at seven percent, and we recorded a discount of $40,245 for the note payable. For the three months ended March 31, 2002, and the year ended December 31, 2001, we recorded interest expense of $19,684 and $4,098, respectively, related to the Force Note. As of March 31, 2002, payments in the amount of $820,000 remain outstanding under the Force Note.

      As collateral for the Force Note, 7,000,000 shares of our Class A common stock were placed into escrow. Under the terms of the escrow, the shares will not be released to Force unless a specified event of default (which could include our delinquency with respect to any payment under the Force Note) occurs. Also, under the terms of the Asset Purchase Agreement, we are required to deposit all receipts from customers acquired in this transaction into a joint depository account. We have the right to withdraw such funds; however, in the event of default on any payments to Force under the terms of the Force Note, Force has the right to withdraw funds from the depository account until the deficiency in payment is covered, at which time, we may again have use of the funds. To date, required payments have been made when due, except for one payment of $160,000 due June 12, 2002, which had not been made as of June 24, 2002.

Notes Payable

      We had unsecured demand notes payable to former stockholders of an acquired entity in the aggregate amount of $77,625 outstanding as of March 31, 2002. During 2000, certain holders of these notes made demand for payment. We are attempting to negotiate a reduced payoff of these notes.

Equity Lines of Credit

      On August 8, 2000, we entered into a Private Equity Line Agreement ("Equity Line") with a private investor ("Equity Line Investor"), which gives us the right to draw up to $20,000,000 for operations and other purposes through a mechanism of draws and puts of stock. We are entitled to draw funds and to "put" to the Equity Line Investor shares of Class A common stock in lieu of repayment of the draw. The number of shares issued is determined by dividing the dollar amount of the draw by 90 percent of the average of the two lowest closing bid prices of Class A common stock over the seven trading- day period following the date we tender the put notice. The Equity Line Investor funds the amounts requested by us within two trading days after the seven trading-day period.

      During the three months ended March 31, 2002, draws amounting to $2,756,836 were converted into 26,187,136 shares of Class A common stock, including amounts recorded as subscriptions receivable (see below). Through March 31, 2002, draws taken under the Equity Line amounted to $19,740,343 and were converted to 79,577,732 shares of Class A common stock. Subsequent to March 31, 2002, additional draws amounting to $1,059,657 were converted into 6,717,867 shares of Class A common stock. On May 8, 2002, Fonix and the Equity Line Investor amended the Equity Line to increase the balance available under the Equity Line from $20,000,000 to $22,000,000. As of June 24, 2002, we have drawn $800,000 of the remaining $2,000,000 available to be drawn under the Equity Line, but we likely will not have sufficient registered shares to be able to draw the remaining balance under the first Equity Line.

      On April 6, 2001, we entered into a second equity line agreement (the "Second Equity Line") with the Equity Line Investor. Under the Second Equity Line, we have the right to draw up to $20,000,000 under terms substantially identical to the initial Equity Line.

      During the three months ended March 31, 2002, draws amounting to $4,643,164 were converted into 83,897,735 shares of Class A common stock. Through March 31, 2002, draws under the Second Equity Line amounted to $18,068,164 and were converted to 201,910,740 shares of Class A common stock. Subsequent to March 31, 2002, additional draws amounting to $1,085,682 were converted into 9,689,260 shares of Class A common stock. As of June 24, 2002, $846,154 remains unutilized under the Second Equity Line; however, no registered shares remain available to facilitate a draw of this amount. Therefore, this amount is unavailable to us as of June 24, 2002.

      Proceeds from draws on the equity lines prior to March 31, 2002 and December 31, 2001 had not been received by us as of those dates. The cash proceeds in the amount of $1,064,970 and $852,970 were subsequently received in April 2002 and January 2002, respectively.

      On June 27, 2002, we entered into a third equity line agreement (the "Third Equity Line") with the Equity Line Investor. Under the Third Equity Line, we have the right to draw up to $20,000,000 under terms substantially identical to the second equity line.

Stock Options and Warrants

      During 2001, we granted options to purchase 8,134,950 shares of Class A common stock at exercise prices ranging from $0.07 to $0.73 per share. All options were granted at the quoted market price at the date of grant. Of the options granted during this period, 1,233,000 vested immediately, 625,000 vest over 18 months, and the balance of 6,276,950 vest over the three years following issuance. If not exercised, all options expire within ten years from the date of grant.

      During the three months ended March 31, 2002, we granted options to employees to purchase 5,092,000 shares of Class A common stock and granted options to directors to purchase 1,000,000 shares of Class A common stock. The options have exercise prices ranging from $0.05 to $0.11 per share, which were the quoted fair market value of the stock on the dates of grant. Of the options granted during this three-month period, 5,092,000 vest over the three years following issuance and 1,000,000 vested immediately. Options expire within ten years from the date of grant if not exercised. Using the Black- Scholes pricing model, the weighted average fair value of the employee and director options were $0.08 and $0.04 per share, respectively. As of March 31, 2002, we had a total of 29,460,909 options to purchase Class A common shares outstanding.

      Our option plans provide for stock appreciation rights that allow the grantee to receive shares of our Class A common stock equivalent in value to the difference between the designated exercise price and the fair market value of our stock at the date of exercise. As of March 31, 2002, there were options to purchase 33,334 shares of Class A common stock outstanding which provide for stock appreciation rights. These options have an exercise price of $1.00 per share. If not exercised by September 2002, the options with these rights will expire.

      As of March 31, 2002, we had warrants to purchase a total of 2,675,000 shares of Class A common stock outstanding.

Summary of Contractual Obligations

      The following summary reflects payments due under long-term obligations as of December 31, 2001:

                                                              Payments Due By
Contractual Obligations                                            Year

                                            Total      Less Than One  One to Three
Notes payable                            $ 2,907,625    $ 2,907,625        $    --
Capital lease obligations                     20,310         20,310             --
Operating lease obligations                1,693,255        881,224        812,031
Total contractual cash obligations       $ 4,621,190    $ 3,809,159      $ 812,031


Other

      We presently have no plans to purchase new research and development or office facilities.

                                     Outlook

Corporate Objectives and Technology Vision

      Our objective is that our Core Technologies become the platform for the next generation of speech-enabling applications and products. Most speech recognition products offered by other companies are based on technologies that are largely in the public domain and represent nothing particularly "new" or creative. The Fonix Core Technologies are based on proprietary technology that is protected by various patents and trade secrets. We believe our speech-enabling technologies provide a superior competitive advantage compared to other technologies available in the marketplace. In order to accomplish this objective, we intend to proceed as follows:

      Substantially Increase Marketing and Sales Activities. We intend to hire additional sales and marketing personnel, both domestically and internationally, who will focus on the automotive embedded and wireless mobile markets, computer telephony and server solution markets and personal software for consumer applications. To address global opportunities, we will continue to develop or acquire additional speech-enabling products and technologies for foreign languages and dialects. We will also make a significant investment in the "Powered by Fonix" Partner Program in order to build sales and marketing opportunities with software developers, resellers and corporate partners.

      Expand Strategic Relationships. We have a number of strategic collaboration and marketing arrangements with developers and VARs. We intend to expand such relationships and add additional similar relationships, specifically in the mobile communications, PDA, IVR and Internet portal markets. As s.Manager becomes increasingly recognized as a dynamic development platform, we expect s.Manager to be the product around which many of these relationships are structured. Further, when we are able to identify "first mover" speech-enabling applications in which we can integrate our Core Technologies, we intend to investigate investment opportunities in order to obtain preferred or priority collaboration rights.

      Continue to Develop and Enhance the Core Technologies. We plan to continue to invest significant resources in the development and acquisition of speech-enabling technologies, developer tools and development frameworks to maintain the competitive advantages found in our Core Technologies.

      As we proceed to implement our strategy and to reach our objectives, we anticipate further development of complementary technologies, added product and applications development expertise, access to market channels and additional opportunities for strategic alliances in other industry segments. The strategy we have adopted has significant risk and shareholders and others interested in us and our Class A common stock should carefully consider the risks set forth under the heading "Risk Factors" above and in our 2001 Annual Report on Form 10-K, Item 1, Part 1.

                Special Note Regarding Forward-Looking Statements

      Certain statements contained herein under, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Outlook," including statements concerning (i) our strategy, (ii) our expansion plans,
(iii) the market for and potential applications of our technologies, (iv) the results of product development and research efforts, and (v) the growth of our business contain certain forward-looking statements concerning our operations, economic performance and financial condition. Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences include, but are not necessarily limited to, those discussed in our Annual Report on Form 10-K for the year ended December 31, 2001.

            Market Price of and Dividends on our Class A Common Stock

      Market information

      Our Class A common stock is listed on the OTC Bulletin Board under the trading symbol FONX. The following table shows the range of high and low sales price information for our Class A common stock as quoted on the OTC Bulletin Board for the calendar year 2002 through June 24, 2002, and for the four quarters of calendar year 2001 and calendar year 2000. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

                                                                           Calendar Year
                                                        2002                 2001                   2000
                                                      --------             --------                ---------
                                                High      Low           High        Low         High        Low
                                                ----      ---           ----        ---         ----        ---

First Quarter                                   $0.13     $0.04         $0.95       $0.31       $2.50       $0.25
Second Quarter*                                 $0.15     $0.06         $0.61       $0.28       $1.81       $1.00
Third Quarter                                                           $0.32       $0.06       $1.39       $0.50
Fourth Quarter                                                          $0.24       $0.07       $0.94       $0.28

* Through June 24, 2002

      The high and low sales prices for our Class A common stock on June 24, 2002, were $0.06 and $0.06, respectively. As of June 24, 2002, there were 486,944,204 shares of Fonix Class A common stock outstanding, held by approximately 910 holders of record and approximately 46,000 beneficial holders. This number of beneficial holders represents an estimate of the number of actual holders of our stock, including beneficial owners of shares held in "nominee" or "street" name. The actual number of beneficial owners is not known to us.

      We have never declared any dividends on our Class A common stock and it is expected that earnings, if any, in future periods will be retained to further the development and sale of our technologies and products. No dividends can be paid on our common stock until such time as all accrued and unpaid dividends on our preferred stock have been paid.

                             Selected Financial Data

      The selected consolidated financial information set forth below is derived from our consolidated balance sheets and statements of operations as of March 31, 2002, and for the three months then ended, and as of and for the years ended December 31, 2001, 2000, 1999, 1998 and 1997. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto included in this Report.

                                                                 For the Year Ended December 31,
                                                ---------------------------------------------------------------------------
                                                    2001           2000           1999           1998            1997
                                                --------------  -------------  -------------  -------------  --------------
Statement of Operations Data:
Revenues                                        $     607,644   $    656,853   $    439,507   $  2,604,724   $          --
Selling, general and administrative expenses       11,651,565     10,722,313      9,498,753      8,817,643      12,947,112
Product development and research                    8,119,924      5,871,414      7,909,228     13,060,604       7,066,294
Amortization of intangible assets                   2,453,491      2,457,829      2,588,896      1,712,267              --
Impairment loss on handwriting recognition
technology                                          2,056,295             --             --             --              --
Purchased in-process research and  development             --        474,000             --      9,315,000              --
Other expense, net                                   (173,221)    (3,991,348)    (3,698,789)    (6,507,245)     (1,558,678)
Loss from continuing operations                   (24,032,669)   (22,810,677)   (19,949,196)   (36,843,475)    (21,572,084)
Equity in loss of affiliate                          (534,138)             --             --             --              --
Loss from discontinued operations                          --             --    (2,187,080)    (6,275,307)              --
Gain (loss) on extraordinary items                         --         49,448        473,857             --       (881,864)
Net loss                                          (24,566,807)   (22,761,229)   (21,662,419)   (43,118,782)    (22,453,948)
Basic and diluted net loss per common share     $       (0.10)  $      (0.16)  $      (0.31)  $      (0.91)  $       (0.59)
Basic and diluted weighted average number of
common shares outstanding                         239,131,247    162,684,298     76,753,709     52,511,185      42,320,188



                                                                  Three Months Ended
                                                                       March 31,
                                                             ------------------------------
                                                                 2002            2001
                                                             -------------- ---------------

Revenues                                                     $     298,785  $      132,713

Selling, general and administrative expenses                     3,191,381       2,144,586

Product development and research                                 2,124,315       1,650,945

Amortization of intangible assets                                  386,139         614,157

Impairment loss on handwriting recognition technology                   --              --

Purchased in-process research and development                           --              --

Other income (expense), net                                        (29,813)         35,357

Loss from operations before equity in net loss of affiliate     (5,450,868)     (4,248,617)

Equity in net loss of affiliate                                   (228,306)             --

Net loss                                                        (5,679,174)     (4,248,617)

Basic and diluted loss per common share                      $       (0.01) $        (0.02)

Weighted average number of common shares outstanding           390,617,578     201,741,921

                                As of March                             As of December 31,
                                               ---------------------------------------------------------------------
                                   31, 2002        2001          2000         1999          1998          1997
                               --------------- ------------- ------------- ------------ ------------- --------------

Balance Sheet Data:

Current assets                 $    2,029,008  $  1,244,767  $  3,752,210  $   480,885  $ 20,638,070  $ 21,148,689

Total assets                       15,838,223    15,068,538    17,517,373   19,173,147    61,912,791    22,894,566

Current liabilities                 6,614,761     7,346,918     3,571,854    5,285,681    35,317,045    20,469,866

Long-term debt, net of
current portion                            --            --        19,767    3,971,107            --        52,225

Stockholders' equity           $    9,223,462  $  7,721,620  $ 13,925,752  $ 8,086,359  $ 24,765,746  $  2,372,475


               Index to Financial Statements of Fonix Corporation

Report of Independent Public Accountants                                     F-2

Consolidated Balance Sheets as of December 31, 2001 and 2000                 F-3

Consolidated Statements of Operations for the Years Ended
        December 31, 2001, 2000 and 1999                                     F-4

Consolidated Statements of Stockholders' Equity for the Years
        Ended December 31, 2001, 2000 and 1999                               F-5

Consolidated Statements of Cash Flows for the Years Ended
        December 31, 2001, 2000 and 1999                                     F-7

Notes to Consolidated Financial Statements                                   F-9


Condensed Consolidated Balance Sheets (Unaudited) - As of March 31, 2002
        and December 31, 2001                                                Q-2

Condensed Consolidated Statements of Operations and Comprehensive
        Loss (Unaudited) for the Three Months Ended March 31, 2002 and 2001  Q-3

Condensed Consolidated Statements of Cash Flows (Unaudited) for the Three
        Months Ended March 31, 2002 and 2001                                 Q-4

Notes to Condensed Consolidated Financial Statements (Unaudited)             Q-6


                        Changes in and disagreements with
              accountants on accounting and financial disclosure.

      During the years ended December 31, 2001, 2000, and 1999, and through the date hereof, there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

      However, the consolidated financial statements of Fonix Corporation at December 31, 2001, and for each of the three years prior to the period ended December 31, 2001, which are included in the registration statement on Form S-2 of which this prospectus forms a part, have been audited by Arthur Andersen LLP, independent auditors, as set forth in their report thereon. Arthur Andersen is not subject to the liability provisions of Section 11 of the Securities Act for their reports on the consolidated financial statements because Arthur Andersen has not consented to being named as having prepared or certified those financial statements within the meaning of Sections 7 and 11 of the Securities Act.

                                 Use of proceeds

      All of the shares of Class A common stock issued in connection with the Equity Line, if and when sold, are being offered and sold by the Selling Stockholder or its pledgees, donees, transferees or other successors in interest. We will not receive any proceeds from those sales.


                             Selling Security Holder

      The Selling Stockholder is not affiliated in any way with Fonix or any of our affiliates, and neither the Selling Stockholder nor any of its affiliates have any relationship of any type with us and our affiliates other than the presently established investment relationships between the Selling Stockholder, on the one hand, and Fonix, on the other hand. The Selling Stockholder, Queen LLC ("Queen" or the "Equity Line Investor"), has previously received shares of Fonix Class A common stock in connection with the Equity Line and the Second Equity Line when we put our Class A common shares to Queen. This prospectus, and the registration statement of which it is a part, cover the shares to be issued to Queen under the Third Equity Line.

      The following table provides information about the actual and potential ownership of shares of Fonix Class A common stock by the Selling Stockholder in connection with the Third Equity Line as of June 24, 2002, and the number of such shares included for sale in this Prospectus. The number of shares of Class A common stock issuable under the Third Equity Line varies according to the market price at and immediately preceding the put date. Solely for purposes of estimating the number of shares of Class A common stock that would be issuable to the Selling Stockholder as set forth in the table below, Fonix and the Selling Stockholder have assumed a hypothetical put by Fonix of the full amount of $20,000,000 under the Third Equity Line as of June 24, 2002, on which date the conversion price would have been approximately $0.054. The actual conversion price and the number of Shares issuable upon such conversions or put by us could differ substantially. This prospectus and the registration statement of which it is a part cover the resale of up to 200,000,000 shares of our Class A common stock.

      Under the terms and conditions of the Third Equity Line Agreement, the Selling Stockholder is prohibited from having shares put to it under the Third Equity Line to the extent such put by us would result in that person beneficially owning more than 4.999% of the then outstanding shares of Fonix Class A common stock following such put. This restriction does not prevent the Selling Stockholder from receiving and selling put shares and thereafter receiving additional put shares. In this way, the Selling Stockholder could sell more than 4.999% of the outstanding Fonix Class A common stock in a relatively short time frame while never beneficially owning more than 4.999% of the outstanding Fonix Class A common stock at a time. For purposes of calculating the number of shares of Class A common stock issuable to each Selling Stockholder assuming a put of the full amounts under the Second Equity Line, as set forth below, the effect of such 4.999% limitation has been disregarded. The number of shares issuable to the Selling Stockholder as described in the table below therefore may exceed the actual number of shares such Selling Stockholder may be entitled to beneficially own under the Third Equity Line. The following information is not determinative of the Selling Stockholder's beneficial ownership of Fonix Class A common stock pursuant to Rule 13d-3 or any other provision under the Securities Exchange Act of 1934, as amended.



                             Shares of Class
                             A Common           Percentage of
                             Stock Owned        Class A
                             by or Issuable     Common Stock                           Number of                 Percentage of
                             to Selling         Owned By or                            Shares of                 Class A
                             Stockholder        Issuable to      Number of             Class A                   Common
                             From Second        Selling          Shares of Class       Common                    Stock
                             Equity Line        Stockholder      A Common              Stock Owned               Beneficially
                             Prior to           Prior to         Stock Offered         After Offering            Owned After
Name of Selling Stockholder  Offering           Offering (1)     Hereby (2)                                      the Offering
---------------------------- -----------------  ---------------- --------------------  --------------------      ----------------
Queen LLC                     370,370,370  (3)       43.46%       370,370,370  (4)          (5)                       (5)
---------------------

      (1) As noted above, the Selling Stockholder is prohibited by the terms of the Third Equity Line Agreement from having shares put to it under the Third Equity Line to the extent that such put of shares by us would result in that person beneficially owning more than 4.999% of the then outstanding shares of Fonix Class A common stock following such put. The percentages set forth are not determinative of any Selling Stockholder's beneficial ownership of Fonix Class A common stock pursuant to Rule 13d-3 or any other provision under the Securities Exchange Act of 1934, as amended.

      (2) The registration statement of which this prospectus is a part covers up to 200,000,000 shares of Class A common stock issuable under the Third Equity Line. Because the specific circumstances of the issuances under the Third Equity Line are unascertainable at this time, the precise total number of shares of Fonix Class A common stock offered by the Selling Stockholder cannot be fixed. The numbers set forth below represent the number of shares of Fonix Class A common stock that have been issued and that would be issuable, and hence offered in part hereby, assuming a put of the full amount under the Third Equity Line as of June 24, 2002. The actual number of shares of Fonix Class A common stock offered hereby may differ according to the actual number of shares issued upon such conversions.

      (3)   Includes:
                370,370,370   shares of Class A common stock issuable upon a
                              hypothetical put of the full $20,000,000 available under the Third Equity Line as of June 24, 2002.
                              This prospectus registers only up to 200,000,000 shares of Class A common stock issuable under the Third Equity Line.


      (4)   Includes:
                370,370,370   shares of Class A common stock issuable upon a
                              hypothetical put of the full $20,000,000 available under the Third Equity Line as of June 24, 2002.
                              This prospectus registers only up to 200,000,000 shares of Class A common stock issuable under the Third Equity Line.

      (5) There is no assurance that the Selling Stockholder will sell any or all of the shares offered hereby.


      The Selling Stockholder is an entity controlled by David Sims.

                              Plan of distribution

      Once the registration statement of which this prospectus is part becomes effective with the Commission, the Shares covered by this prospectus may be offered and sold from time to time by the Selling Stockholder or its pledgees, donees, transferees or successors in interest. Such sales may be made on the OTC Bulletin Board, in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by any means permitted under law, including one or more of the following:

          o a block trade in which a broker-dealer engaged by the Selling Stockholder will attempt to sell the Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

          o purchases by a broker-dealer as principal and resale by such broker-dealer for its account under this prospectus;

          o an over-the-counter distribution in accordance with the rules of the OTC Bulletin Board;

          o ordinary brokerage transactions in which the broker solicits purchasers; and

          o    privately negotiated transactions.

In effecting sales, broker-dealers engaged by the Selling Stockholder may arrange for other broker-dealers to participate in the resales.

      In connection with distributions of the Shares or otherwise, the Selling Stockholder may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the Shares covered by this prospectus in the course of hedging the positions they assume with the Selling Stockholder. The Selling Stockholder may also sell the Shares short and redeliver the Shares to close out such short positions. The Selling Stockholder may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the Shares, which the broker-dealer may resell or otherwise transfer under this prospectus. The Selling Stockholder may also loan or pledge the Shares registered hereunder to a broker-dealer and the broker-dealer may sell the shares so loaned or upon a default the broker-dealer may effect sales of the pledged shares pursuant to this prospectus.

      Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the Selling Stockholder in amounts to be negotiated in connection with the sale. Such broker-dealers and any other participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

      We have advised the Selling Stockholder that the anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the Selling Stockholder and its affiliates. In addition, we will make copies of this prospectus available to the Selling Stockholder and has informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the Shares offered hereby.

      All costs, expenses and fees in connection with the registration of the shares will be borne by us. Commissions and discounts, if any, attributable to the sales of the Shares will be borne by the Selling Stockholder. The Selling Stockholder may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the Shares against certain liabilities, including liabilities arising under the Securities Act of 1933. We will not receive any proceeds from the sale of the Shares.

      We have agreed with the Selling Stockholder to keep the registration statement of which this prospectus constitutes a part effective for a period of 3 years. Trading of any unsold shares after the expiration of such period will be subject to compliance with all applicable securities laws, including Rule 144.

      The Selling Stockholder is not obligated to sell any or all of the Shares covered by this prospectus.

      In order to comply with the securities laws of certain states, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, the sale and issuance of Shares may be subject to the notice filing requirements of certain states.

                                  Regulation M

      We have informed the Selling Stockholder that Regulation M promulgated under the Securities Exchange Act of 1934 may be applicable to it with respect to any purchase or sale of our common stock. In general, Rule 102 under Regulation M prohibits any person connected with a distribution of our common stock from directly or indirectly bidding for, or purchasing for any account in which it has a beneficial interest, any of the common stock or any right to purchase this stock, for a period of one business day before and after completion of its participation in the distribution.

      During any distribution period, Regulation M prohibits the Selling Stockholder and any other persons engaged in the distribution from engaging in any stabilizing bid or purchasing our common stock except for the purpose of preventing or retarding a decline in the open market price of the common stock. None of these persons may effect any stabilizing transaction to facilitate any offering at the market. As the Selling Stockholder will be offering and selling our common stock at the market, Regulation M will prohibit it from effecting any stabilizing transaction in contravention of Regulation M with respect to this stock.

                                     Experts

      The consolidated financial statements of Fonix Corporation at December 31, 2001, and for each of the three years prior to the period ended December 31, 2001, which are included in the registration statement on Form S-2 of which this prospectus forms a part, have been audited by Arthur Andersen LLP, independent auditors, as set forth in their report thereon. Arthur Andersen is not subject to the liability provisions of Section 11 of the Securities Act for their reports on the consolidated financial statements because Arthur Andersen has not consented to being named as having prepared or certified those financial statements within the meaning of Sections 7 and 11 of the Securities Act.

                                  Legal matters

      The validity of the Shares offered hereby will be passed upon for Fonix by Durham Jones & Pinegar, P.C., 111 East Broadway, Suite 900, Salt Lake City, Utah 84111.

                      Table of Contents

Summary about Fonix Corporation and this offering..............................2
Recent developments............................................................4
Important information incorporated by reference................................4
Where to get additional information............................................5
Explanation about forward-looking information..................................5
Risk factors...................................................................6
Information about Fonix Corporation ..........................................15
Management's discussion and analysis of financial condition
        and results of operations.............................................15
Special note regarding forward-looking statements.............................24
Market price of and dividends on Fonix Class A common stock...................25
Selected financial data.......................................................25
Index to financial statements of Fonix Corporation............................27
Changes in and disagreements with accountants on accounting
        and financial disclosure..............................................27
Use of proceeds...............................................................28
Selling security holder.......................................................28
Plan of distribution..........................................................29
Regulation M..................................................................30
Experts.......................................................................30
Legal matters.................................................................30


                              --------------------


Dealer Prospectus Delivery Obligation. Until [a date which is 90 days after the effective date], all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.





                                Fonix Corporation

                                   200,000,000
                                     SHARES

                              CLASS A COMMON STOCK

                              --------------------

                                   PROSPECTUS

                               -------------------

                                 June ____, 2002

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by the Company. All amounts shown are estimates except the Securities and Exchange Commission registration fee.


Filing Fee - Securities and Exchange Commission   $    1,104
Legal fees and expenses of the Company                15,000
Printing expenses                                        500
Miscellaneous expenses                                 5,000
                                                  ----------
Total Expenses                                    $   21,604
                                                  ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

      Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

      Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any such action, suit or proceeding referred to in subsections (a) and (b) of
Section 145 or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that the indemnification provided for by Section 145 shall not be deemed exclusive of any other rights which the indemnified party may be entitled; that indemnification provided by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

      Section 102(b)(7) of the General Corporation Law or the State of Delaware provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of the director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

      Article Ninth of the registrant's Charter provides that, the registrant shall, "to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person."

      Article VII, Section 7 of the registrant's Bylaws further provides that the registrant "shall indemnify its officers, directors, employees and agents to the extent permitted by the General Corporation Law of Delaware."



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

ITEM 16. LIST OF EXHIBITS.

5      Opinion of Durham Jones & Pinegar, P.C.

10.1 Third Private Equity Line Agreement between Fonix Corporation and Queen LLC, dated June 27, 2002.

23.1   Consent of Durham Jones & Pinegar, P.C., included in Exhibit 5.

24     Power of Attorney

-------------------


ITEM 17. UNDERTAKINGS.

      The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

            (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any derivation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the Registration Statement; and

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in this Registration Statement.

      (2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to

Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Corporation pursuant to the indemnification provisions described herein, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Salt Lake City, State of Utah, on this 27th day of June, 2002.

                                  Fonix Corporation

                                  By: /s/ Thomas A. Murdock
                                     ---------------------------
                                  Thomas A. Murdock
                                  President, Chief Executive Officer



                                  By: /s/ Roger D. Dudley
                                     ---------------------------
                                  Roger D. Dudley
                                  Executive Vice President, Chief Financial
                                  Officer, and Principal Accounting Officer

                                POWER OF ATTORNEY

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby authorizes Thomas A. Murdock and Roger D. Dudley, and each of them, with full power of substitution, to execute in the name and on behalf of such person any amendment (including any post-effective amendment) to this Registration Statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act) and to file the same, with exhibits thereto, and other documents in connection therewith, making such changes in this Registration Statement as the person(s) so acting deems appropriate, and appoints each of such persons, each with full power of substitution, attorney-in-fact to sign any amendment (including any post-effective amendment) to this Registration Statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act) and to file the same, with exhibits thereto, and other documents in connection therein.

      Name                                 Date

/s/ Thomas A. Murdock                      June 27, 2002
--------------------------
Thomas A. Murdock

/s/ Roger D. Dudley                        June 27, 2002
--------------------------
Roger D. Dudley

/s/ John A. Oberteuffer                    June 27, 2002
--------------------------
John A. Oberteuffer, Ph.D.

/s/ William A. Maasberg Jr.                June 27, 2002
--------------------------
William A. Maasberg Jr.


/s/ Mark S. Tanner                         June 27, 2002
--------------------------
Mark S. Tanner

                                  EXHIBIT INDEX

5       Opinion of Durham Jones & Pinegar, P.C.

10.1 Third Private Equity Line Agreement between Fonix Corporation and Queen LLC, dated June 27, 2002.

23.1    Consent of Durham Jones & Pinegar, P.C., included in Exhibit 5.

24      Power of Attorney (See page II-6 of this Registration Statement)

-----------------

                                TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                    F-2

CONSOLIDATED FINANCIAL STATEMENTS:

  Consolidated Balance Sheets as of December 31, 2001 and 2000              F-3

  Consolidated Statements of Operations for the Years Ended
     December 31, 2001, 2000 and 1999                                       F-4

  Consolidated Statements of Stockholders' Equity for the Years
     Ended December 31, 2001, 2000 and 1999                                 F-5

  Consolidated Statements of Cash Flows for the Years Ended
     December 31, 2001, 2000 and 1999                                       F-6

  Notes to Consolidated Financial Statements                                F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Fonix Corporation:

We have audited the accompanying consolidated balance sheets of Fonix Corporation (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fonix Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred significant losses and negative cash flows from operating activities since its inception. The Company expects these losses and negative cash flows from operating activities to continue at least through December 31, 2002. As of December 31, 2001, the Company has negative tangible net worth of $2,087,421, an accumulated deficit of $167,616,372, negative working capital of $6,102,151, accounts payable of $255,104 over 60 days past due, and limited remaining capital capacity of $5,991,493 available through the Company's two equity lines of credit. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with respect to these matters are also described in Note 1. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.




ARTHUR ANDERSEN LLP

Salt Lake City, Utah
February 26, 2002

                                Fonix Corporation
                           CONSOLIDATED BALANCE SHEETS


ASSETS
                                                                                                      December 31,   December 31,
                                                                                                         2001            2000
                                                                                                    --------------- ---------------
Current assets:
      Cash and cash equivalents                                                                     $      201,401  $    1,413,627
      Subscriptions receivable                                                                             852,970               -
      Funds held in escrow                                                                                       -       2,151,006
      Accounts receivable, net of allowance for doubtful accounts of $0 and $20,000, respectively           58,170         131,872
      Inventory                                                                                             37,154               -
      Prepaid expenses and other current assets                                                             95,072          55,705
                                                                                                    --------------- ---------------

          Total current assets                                                                           1,244,767       3,752,210

Property and equipment, net of accumulated depreciation of $1,314,960 and $1,445,288, respectively         903,159         718,711

Convertible note receivable                                                                                630,000               -

Investment in and note receivable from affiliate, net of unamortized discount of $77,691                 2,358,519               -

Intangible assets, net of accumulated amortization of $7,757,321 and $6,850,286, respectively            9,809,041      12,941,764

Other assets                                                                                               123,052         104,688
                                                                                                    --------------- ---------------

          Total assets                                                                              $   15,068,538  $   17,517,373
                                                                                                    =============== ===============

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
      Note payable to affiliate, net of unamortized discount of $65,247                             $    1,484,753  $            -
      Note payable, net of unamortized discount of $40,245                                               1,239,755               -
      Notes payable - related parties                                                                       77,625          77,625
      Accounts payable                                                                                   1,062,237         655,352
      Accrued liabilities                                                                                  961,299         553,448
      Accrued liabilities - related parties                                                              1,451,633       1,564,133
      Deferred revenues                                                                                  1,049,849         677,071
      Capital lease obligation, current portion                                                             19,767          44,225
                                                                                                    --------------- ---------------

          Total current liabilities                                                                      7,346,918       3,571,854

Capital lease obligation, net of current portion                                                                 -          19,767
                                                                                                    --------------- ---------------

          Total liabilities                                                                              7,346,918       3,591,621
                                                                                                    --------------- ---------------

Commitments and contingencies (Notes 1, 5, 6, 13, 14, 16 and 17)

Stockholders' equity:
      Preferred stock, $0.0001 par value; 50,000,000 shares authorized; Series
          A, convertible; 166,667 shares outstanding
               (aggregate liquidation preference of $6,055,012 at December 31, 2001 and 2000)              500,000         500,000
          Series D, 4% cumulative convertible; 164,500 shares outstanding in 2000
               (aggregate liquidation preference of $3,601,819 in 2000)                                          -       4,288,178
          Series F, 6% cumulative convertible; 6,073 shares outstanding in 2000
               (aggregate liquidation preference of $128,242 in 2000)                                            -         112,438
      Common stock, $0.0001 par value; 500,000,000 shares authorized;
          Class A voting,  350,195,641 and 191,296,988 shares outstanding, respectively                     35,020          19,130
          Class B non-voting, no shares outstanding                                                              -               -
      Additional paid-in capital                                                                       171,985,508     148,904,860
      Outstanding warrants to purchase Class A common stock                                              2,832,400       3,141,430
      Deferred consulting expenses                                                                         (17,777)              -
      Cumulative foreign currency translation adjustment                                                     2,841               -
      Accumulated deficit                                                                             (167,616,372)   (143,040,284)
                                                                                                    --------------- ---------------

          Total stockholders' equity                                                                     7,721,620      13,925,752
                                                                                                    --------------- ---------------

          Total liabilities and stockholders' equity                                                $   15,068,538  $   17,517,373
                                                                                                    =============== ===============


          See accompanying notes to consolidated financial statements.

                                Fonix Corporation
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                             AND COMPREHENSIVE LOSS

                                Fonix Corporation
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                             AND COMPREHENSIVE LOSS

                                                                                     Years Ended December 31,
                                                                  ---------------------------------------------------------------
                                                                         2001                  2000                  1999
                                                                  -------------------   --------------------  -------------------
Revenues:
      Licenses, royalties and maintenance                         $          478,444    $           567,621   $          439,507
      Services                                                               129,200                 89,232                    -
                                                                  -------------------   --------------------  -------------------
                                                                             607,644                656,853              439,507
                                                                  -------------------   --------------------  -------------------
Cost of revenues:
      Licenses, royalties and maintenance                                    138,308                 27,436               24,932
      Services                                                                47,509                      -                    -
                                                                  -------------------   --------------------  -------------------
                                                                             185,817                 27,436               24,932
                                                                  -------------------   --------------------  -------------------

      Gross profit                                                           421,827                629,417              414,575
                                                                  -------------------   --------------------  -------------------

Expenses:
      Selling, general and administrative                                 11,651,565             10,722,313            9,498,753
      Product development and research                                     8,119,924              5,871,414            7,909,228
      Amortization of intangible assets                                    2,453,491              2,457,829            2,588,896
      Impairment loss on handwriting recognition technology                2,056,295                      -                    -
      Purchased in-process research and development                                -                474,000                    -
                                                                  -------------------   --------------------  -------------------

          Total expenses                                                  24,281,275             19,525,556           19,996,877
                                                                  -------------------   --------------------  -------------------

Loss from operations                                                     (23,859,448)           (18,896,139)         (19,582,302)
                                                                  -------------------   --------------------  -------------------

Other income (expense):
      Interest income                                                         80,373                139,283               95,023
      Interest expense                                                      (185,802)            (4,004,111)          (3,636,467)
      Other                                                                  (67,792)              (126,520)            (157,345)
                                                                  -------------------   --------------------  -------------------

          Total other expense, net                                          (173,221)            (3,991,348)          (3,698,789)
                                                                  -------------------   --------------------  -------------------

Loss from continuing operations before equity in net loss of
      affiliate and income tax benefit                                   (24,032,669)           (22,887,487)         (23,281,091)

Equity in net loss of affiliate                                             (534,138)                     -                    -

Income tax benefit                                                                 -                 76,810            3,331,895
                                                                  -------------------   --------------------  -------------------

Loss from continuing operations                                          (24,566,807)           (22,810,677)         (19,949,196)

Discontinued operations:
      Operating loss of HealthCare Solutions Group                                 -                      -           (5,953,726)
      Gain on disposal of HealthCare Solutions Group,
          net of income taxes of $3,100,000                                        -                      -            3,766,646
                                                                  -------------------   --------------------  -------------------

Loss before extraordinary item                                           (24,566,807)           (22,810,677)         (22,136,276)

Extraordinary item - gain on forgiveness of debt, net of
      income taxes of $29,416 in 2000 and $281,895 in 1999                         -                 49,448              473,857
                                                                  -------------------   --------------------  -------------------

Net loss                                                                 (24,566,807)           (22,761,229)         (21,662,419)

Other comprehensive income - foreign currency translation                      2,841                      -                    -
                                                                  -------------------   --------------------  -------------------

Comprehensive loss                                                $      (24,563,966)   $       (22,761,229)  $      (21,662,419)
                                                                  ===================   ====================  ===================


Basic and diluted net loss per common share                       $            (0.10)   $             (0.16)  $            (0.31)
                                                                  ===================   ====================  ===================


          See accompanying notes to consolidated financial statements.

                                Fonix Corporation
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                Fonix Corporation
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                                                                                     Outstanding
                                                                                                       Additional     Warrants
                                                 Preferred Stock             Common Stock               Paid-in      to Purchase
                                                 --------------------------- -----------------------
                                                   Shares         Amount       Shares      Amount       Capital      Common Stock
                                                 ------------  ------------- ------------ ----------  -------------  -------------

BALANCE, DECEMBER 31, 1998                         1,310,073   $ 25,958,822   64,324,480  $   6,432   $ 88,517,711   $ 3,323,258

Options issued during the year for services                -              -            -          -         12,540             -

Extension of option expiration dates                       -              -            -          -        241,375             -

Conversions of preferred stock                      (761,683)   (18,129,770)  52,981,431      5,298     18,124,472             -

Common stock issued for services                           -              -    1,200,000        120        474,880             -

Common stock issued for principal reduction
     on debentures                                         -              -    6,000,000        600      3,278,293             -

Common stock returned and canceled                         -              -     (970,586)       (97)    (1,000,819)            -

Warrants issued with Series C debentures                   -              -            -          -              -       438,240

Warrants issued for services                               -              -            -          -              -       260,000

Expiration of warrants                                     -              -            -          -      1,170,968    (1,170,968)

Amortization of deferred consulting expenses               -              -            -          -              -             -

Beneficial conversion features on Series C
     debentures                                            -              -            -          -      1,750,000             -

Preferred stock dividends                                  -      1,766,858            -          -              -             -

Reduction of accrued offering costs                        -              -            -          -        200,000             -

 Net loss for the year ended December 31, 1999             -              -            -          -              -             -
                                                 ------------  ------------- ------------ ----------  -------------  -------------

BALANCE, DECEMBER 31, 1999                           548,390      9,595,910  123,535,325     12,353    112,769,420     2,850,530

Conversion of promissory note                              -              -   11,544,775      1,154      7,589,717             -

Beneficial conversion features on
     promissory note                                       -              -            -          -      3,447,623             -

Conversions of Series C debentures                         -              -   10,385,364      1,039      4,261,025             -

Sale of Series F preferred shares                    316,036      2,750,000            -          -              -             -

Beneficial conversion features on Series D
    preferred stock                                        -        236,400            -          -              -             -

Conversions of preferred stock to common stock      (527,186)   (10,622,745)  23,779,198      2,379     10,620,366             -

Reclassification of common stock subject
     to redemption                                         -              -    1,801,802        180      1,829,820             -

Exercise of repricing rights                               -              -    4,568,569        457           (457)            -

Issuance of common stock under equity line
     of credit                                             -              -   12,492,680      1,249      3,853,053             -

Shares issued upon settlement of litigation                -              -      260,145         26         81,269             -

 Issuance of common stock for services                     -              -    1,862,069        186      2,016,491             -

Issuance of stock options and warrants for
     services and technology                               -              -            -          -        234,856       530,250

Appreciation of warrants issued for services               -              -            -          -              -       537,500

Extension of option expiration dates                       -              -            -          -         52,067             -

Exercise of stock options and stock
     appreciation rights                                   -              -      767,061         77      1,094,790             -

Exercise of warrants                                       -              -      300,000         30        392,970      (115,000)

Expiration of warrants                                     -              -            -          -        661,850      (661,850)

Amortization of deferred consulting expenses               -              -            -          -              -             -

Preferred stock dividends                                  -      2,941,051            -          -              -             -

Net loss for the year ended December 31, 2000              -              -            -          -              -             -
                                                 ------------  ------------- ------------ ----------  -------------  -------------

BALANCE, DECEMBER 31, 2000                           337,240      4,900,616  191,296,988     19,130    148,904,860     3,141,430

Conversions of preferred stock to common stock      (170,573)    (4,409,897)  14,497,507      1,449      4,408,448             -

Issuance of common stock under equity
     lines of credit                                       -              -  144,366,146     14,437     18,257,513             -

Issuance of stock options for services                     -              -            -          -         33,360             -

Exercise of stock options                                  -              -       35,000          4          9,797             -

Issuance of warrants                                       -              -            -          -              -        62,500

Expiration of warrants                                     -              -            -          -        371,530      (371,530)

Amortization of deferred consulting expenses               -              -            -          -              -             -

Preferred stock dividends                                  -          9,281            -          -              -             -

Cumulative foreign currency translation
     adjustment                                            -              -            -          -              -             -

Net loss for the year ended December 31, 2001              -              -            -          -              -             -

                                                 ------------  ------------- ------------ ----------  -------------  ------------
BALANCE, DECEMBER 31, 2001                           166,667   $    500,000  350,195,641  $  35,020   $ 171,985,508  $ 2,832,400
                                                 ============  ============= ============ ==========  =============  ============



                                                                   Cumulative
                                                                     Foreign
                                                     Deferred       Currency
                                                    Consulting     Translation    Accumulated
                                                     Expenses      Adjustment       Deficit           Total
                                                    ------------- -------------- --------------  ----------------
BALANCE, DECEMBER 31, 1998                          $   (106,700) $           -  $ (92,933,777)  $    24,765,746

Options issued during the year for services                    -              -              -            12,540

Extension of option expiration dates                           -              -              -           241,375

Conversions of preferred stock                                 -              -              -                 -

Common stock issued for services                        (375,000)             -              -           100,000

Common stock issued for principal reduction
     on debentures                                             -              -              -         3,278,893

Common stock returned and canceled                             -              -              -        (1,000,916)

Warrants issued with Series C debentures                       -              -              -           438,240

Warrants issued for services                            (127,500)             -              -           132,500

Expiration of warrants                                         -              -              -                 -

Amortization of deferred consulting expenses             174,149              -              -           174,149

Beneficial conversion features on Series C
     debentures                                                -              -              -         1,750,000

Preferred stock dividends                                      -              -     (2,110,607)         (343,749)

Reduction of accrued offering costs                            -              -              -           200,000

 Net loss for the year ended December 31, 1999                 -              -    (21,662,419)      (21,662,419)
                                                    ------------- -------------- --------------  ----------------

BALANCE, DECEMBER 31, 1999                              (435,051)             -   (116,706,803)        8,086,359

Conversion of promissory note                                  -              -              -         7,590,871

Beneficial conversion features on
     promissory note                                           -              -              -         3,447,623

Conversions of Series C debentures                             -              -              -         4,262,064

Sale of Series F preferred shares                              -              -              -         2,750,000

Beneficial conversion features on Series D
    preferred stock                                            -              -       (236,400)                -

Conversions of preferred stock to common stock                 -              -              -                 -

Reclassification of common stock subject
     to redemption                                             -              -              -         1,830,000

Exercise of repricing rights                                   -              -              -                 -

Issuance of common stock under equity line
     of credit                                                 -              -              -         3,854,302

Shares issued upon settlement of litigation                    -              -              -            81,295

 Issuance of common stock for services                         -              -              -         2,016,677

Issuance of stock options and warrants for
     services and technology                                   -              -              -           765,106

Appreciation of warrants issued for services            (537,500)             -              -                 -

Extension of option expiration dates                           -              -              -            52,067

Exercise of stock options and stock
     appreciation rights                                       -              -              -         1,094,867

Exercise of warrants                                           -              -              -           278,000

Expiration of warrants                                         -              -              -                 -

Amortization of deferred consulting expenses             972,551              -              -           972,551

Preferred stock dividends                                      -              -     (3,335,852)         (394,801)

Net loss for the year ended December 31, 2000                  -              -    (22,761,229)      (22,761,229)
                                                    ------------- -------------- --------------  ----------------

BALANCE, DECEMBER 31, 2000                                     -              -   (143,040,284)       13,925,752

Conversions of preferred stock to common stock                 -              -              -                 -

Issuance of common stock under equity
     lines of credit                                           -              -              -        18,271,950

Issuance of stock options for services                   (30,000)             -                            3,360

Exercise of stock options                                      -              -              -             9,801

Issuance of warrants                                           -              -              -            62,500

Expiration of warrants                                         -              -              -                 -

Amortization of deferred consulting expenses              12,223              -              -            12,223

Preferred stock dividends                                      -              -         (9,281)                -

Cumulative foreign currency translation
     adjustment                                                -          2,841              -             2,841

Net loss for the year ended December 31, 2001                  -              -    (24,566,807)      (24,566,807)

                                                    ------------- -------------- --------------  ----------------
BALANCE, DECEMBER 31, 2001                          $    (17,777) $       2,841  $ (167,616,372) $     7,721,620
                                                    ============= ============== ==============  ================


          See accompanying notes to consolidated financial statements.

                                Fonix Corporation
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                Fonix Corporation
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                           Years Ended December 31,
                                                                                ------------------------------------------------
                                                                                    2001            2000             1999
                                                                                -------------   -------------   ----------------
Cash flows from operating activities:
     Net loss                                                                   $(24,566,807)   $(22,761,229)   $   (21,662,419)
     Adjustments to reconcile net loss to net cash
       used in operating activities:
        Issuance of common stock for services                                              -       1,328,100            158,600
        Non-cash expense related to issuance of debentures,
          warrants, preferred and common stock                                        62,500       4,725,201          2,411,349
        Non-cash compensation expense related to issuance and
          extension of stock options                                                  15,583         914,922            360,615
        Non-cash portion of purchased in-process research and development                  -         474,000                  -
        Accretion of discount on note receivable from affiliate                      (19,400)              -                  -
        Accretion of discount on note payable from affiliate                         164,405               -                  -
        Loss on disposal of property and equipment                                    68,736         126,520            154,940
        Impairment loss on handwriting recognition technology                      2,056,295               -                  -
        Gain on sale of HealthCare Solutions Group                                         -               -         (3,766,646)
        Depreciation and amortization                                              2,850,362       3,093,612          5,256,532
        Equity in net loss of affiliate                                              534,138               -                  -
        Income tax benefit                                                                 -         (76,810)        (3,331,895)
        Gain on forgiveness of debt                                                        -         (49,448)          (473,857)
        Changes in assets and liabilities, net of effects of acquisitions:
          Accounts receivable                                                         92,268          53,029           (245,432)
          Inventory                                                                  (37,154)              -                  -
          Prepaid expenses and other current assets                                  (39,367)          8,127             (5,560)
          Funds held in escrow                                                     2,151,006        (113,003)           (38,003)
          Other assets                                                               (18,364)          1,176                944
          Accounts payable                                                           406,885        (543,529)        (1,650,337)
          Accrued liabilities                                                        407,851         120,638            514,312
          Accrued liabilities - related party                                       (112,500)       (250,001)         1,143,185
          Deferred revenues                                                          372,778         549,222            632,242
          Cumulative foreign currency translation adjustment                           2,841               -                  -
                                                                                -------------   -------------   ----------------

        Net cash used in operating activities                                    (15,607,944)    (12,399,473)       (20,541,430)
                                                                                -------------   -------------   ----------------

Cash flows from investing activities, net of effects of acquisitions:
     Issuance of note receivable                                                    (630,000)              -                  -
     Purchase of property and equipment                                             (586,106)       (239,908)           (99,090)
     Issuance of note receivable from affiliate                                     (302,909)              -                  -
     Investment in affiliate                                                        (200,000)              -                  -
     Purchase of assets from Force Computers, Inc.                                  (220,223)              -                  -
     Proceeds from sale of property and equipment                                        400               -             50,000
     Payments received on notes receivable                                                 -               -            245,000
     Proceeds from sale of HealthCare Solutions Group                                      -               -         21,805,982
                                                                                -------------   -------------   ----------------

        Net cash provided by (used in) investing activities                       (1,938,838)       (239,908)        22,001,892
                                                                                -------------   -------------   ----------------

Cash flows from financing activities:
     Proceeds from sale of Class A common stock, net                              17,418,980       3,854,302                  -
     Payments on note payable to affiliate                                        (1,050,000)              -                  -
     Principal payments on capital lease obligation                                  (44,225)        (28,312)           (60,684)
     Proceeds from exercise of stock options and warrants                              9,801         744,866                  -
     Proceeds from issuance of convertible promissory note payable
        and convertible debentures, net                                                    -       7,500,000          6,254,240
     Proceeds from sale of preferred stock, net                                            -       1,750,000                  -
     Payments on revolving note payable, net                                               -               -        (20,038,193)
     Payments on revolving note payable - related parties, net                             -               -         (7,895,178)
     Advances on proceeds from issuance of Series F preferred stock                        -               -          1,000,000
     Payments on other notes payable                                                       -               -           (834,240)
     Proceeds from sale of warrants                                                        -               -            438,240
     Bank overdraft                                                                        -               -           (138,034)
                                                                                -------------   -------------   ----------------

        Net cash provided by (used in) financing activities                       16,334,556      13,820,856        (21,273,849)
                                                                                -------------   -------------   ----------------

Net (decrease) increase in cash and cash equivalents                              (1,212,226)      1,181,475        (19,813,387)

Cash and cash equivalents at beginning of the year                                 1,413,627         232,152         20,045,539
                                                                                -------------   -------------   ----------------

Cash and cash equivalents at end of the year                                    $    201,401    $  1,413,627    $       232,152
                                                                                =============   =============   ================


          See accompanying notes to consolidated financial statements.

                             Fonix Corporation
             CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

                             Fonix Corporation
             CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)


                                                                                      Years Ended December 31,
                                                                            --------------------------------------------
Supplemental disclosure of cash flow information:                               2001           2000           1999
                                                                            -------------- -------------- --------------

      Cash paid during the year for interest                                $     171,494  $     455,047  $   1,186,695
      Cash paid during the year for income taxes                                    2,986          2,606              -

Supplemental schedule of non-cash investing and financing activities:

      For the year ended December 31, 2001:

        Preferred stock dividends of $9,281 were accrued on Series D and Series F preferred stock.

        Converted 164,500 shares of Series D preferred stock and related dividends of $320,949 into 13,978,440 shares of Class A common stock.

        Converted 6,073 shares of Series F preferred stock and related dividends of $6,853 into 519,067 shares of Class A common stock.

        Issued warrants for the purchase of 250,000 shares of Class A common stock as consideration for a perpetual, nonexclusive technology license valued at $62,500.

        Issued a non-interest bearing promissory note in the amount of $2,600,000 to purchase 1,780,818 shares of Series A preferred stock of Audium Corporation.

        Issued a non-interest bearing promissory note in the amount of $1,280,000 to purchase tangible and intangible assets from Force Computers, Inc.

        Entered into a capital lease obligation for equipment in the amount of $29,064.

        Issued a note payable for purchase of equipment in the amount of $19,039.

        Issued 73,100 shares of Class A common stock for $852,970 in subscription receivable.

      For the Year Ended December 31, 2000:

        Accrued preferred stock dividends of $191,051 on Series D and Series F preferred stock.

        Converted 217,223 shares of Series D preferred stock and related dividends of $255,600 into 15,436,378 shares of Class A common stock.

        Converted 309,963 shares of Series F preferred stock and related dividends of $34,042 into 8,342,820 shares of Class A common stock.

        Recorded preferred stock dividends of $2,750,000 related to the beneficial conversion features of Series F convertible preferred stock.

        Converted $7,500,000 of principal and $90,870 of interest from the convertible promissory note into 11,544,775 shares of Class A common stock.

        Issued 600,000 warrants valued at $474,000 to an executive officer and director of the Company as consideration for the rights to certain pen and voice input technology.

        Issued 228,364 shares of Class A common stock to two former directors of the Company upon the exercise of 400,000 options as stock appreciation rights.

        Converted $3,971,107 in principal of Series C convertible debentures and related interest of $290,957 into 10,385,364 shares of Class A common stock.

        Issued 4,568,569 shares of Class A common stock upon the exercise of repricing rights associated with the common stock subject to redemption.

        Issued 1,250,000 shares of Class A common stock to an unrelated party for consulting fees valued at $1,328,100.

        Issued 612,069 shares of Class A common stock valued at $688,578 as payment for liquidation damages and a restructuring fee in connection with the Series D preferred stock agreement.

        Recorded interest expense of $3,447,623 for a beneficial conversion feature on a promissory note.

        Entered into a capital lease obligation for equipment in the amount of $92,304.

        Dividends totaling $514,800 were accrued relating to the liquidation damage provision of the Series D preferred stock.

        Issued 260,145 shares of Class A common stock having a market value of $81,295 in settlement of litigation.

        Issued 45,000 warrants valued at $11,250 for consulting services.

      For the Year Ended December 31, 1999:

        Entered into capital lease obligations for equipment in the amount of $57,332.

        Applied advances to employees totaling $59,986 as payments on a related-party note payable.

        A total of 143,230 shares of Class A common stock previously pledged to a bank by certain officers and directors of the Company as collateral for Company credit card debt were sold by the bank and the proceeds were used to pay the debt and the related accrued interest in full totaling $244,824.

        A total of 100,000 shares of Class A common stock previously pledged to a law firm by certain officers and directors of the Company as collateral for legal work were sold by the law firm and the proceeds were used to pay for legal services totaling $72,335.

        A total of 970,586 shares of Class A common stock previously held by certain shareholders and originally valued at $1,000,916 were returned to the Company in settlement of litigation.

        Issued 6,000,000 shares of Class A common stock valued at $3,278,893 to the guarantors of the Series C convertible debentures as indemnification for the sale of their shares by the holders of the Series C convertible debentures held as collateral for thesedebentures. The proceeds of $3,278,893 received by the holders were used to pay liquidation damages and retire Series C convertible debentures in the amounts of $750,000 and $2,528,893, respectively.

        Recorded preferred stock dividends of $997,146 related to the beneficial conversion features of Series D and Series E preferred stock.

        Accrued preferred stock dividends of $769,710 on Series D and Series E preferred stock.

        Recorded dividends totaling $343,749 relating to the liquidation damage provisions of Series D and Series E preferred stock and Series C convertible debentures.

        Issued 200,000 shares of Class A common stock to an unrelated party for consulting fees valued at $100,000.

        Converted 626,611 shares of Series D preferred stock and related dividends of $587,388 into 47,252,275 shares of Class A common stock.

        Converted 135,072 shares of Series E preferred stock and related dividends of $66,015 into 5,729,156 shares of Class A common stock.

        Of the sales proceeds from the sale of the HealthCare Solutions Group, $2,500,000 was placed in an escrow account, $500,000 of which was subsequently released.

        A revolving note payable in the amount of $50,000 was paid by a former employee and is included as an account payable.

        Promissory notes held by certain shareholders were reduced by $414,991 in settlement of litigation.

        Issued 1,000,000 shares of Class A common stock to two unrelated parties for consulting fees valued at $375,000 of which $316,400 was deferred at December 31, 1999.

        Issued 1,000,000 warrants to three unrelated parties for legal services valued at $260,000 of which $118,651 was deferred at December 31, 1999.

          See accompanying notes to consolidated financial statements.

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


 1.  NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - Fonix Corporation and subsidiaries (collectively, the "Company"or "Fonix") is engaged in developing, acquiring and marketing proprietary speech-enabling technologies. The Company's speech-enabling technologies include automated speech recognition ("ASR") and text-to-speech ("TTS"). The Company offers its speech-enabling technologies to markets for embedded automotive and wireless and mobile devices, computer telephony and server solutions and personal software for consumer applications. The Company has received various patents for certain elements of its core technologies and has filed applications for other patents covering various aspects of its technologies. The Company seeks to develop relationships and strategic alliances with third-party developers and vendors in telecommunications, computers, electronic devices and related industries, including producers of application software, operating systems, computers and microprocessor chips. Revenues are generated through licensing of speech-enabling technologies, maintenance contracts and services.

Basis of Presentation - The Company generated revenues of $607,644, incurred a net loss of $24,566,807 and had negative cash flows from operating activities totaling $15,607,944 for the year ended December 31, 2001. As of December 31, 2001, the Company had negative tangible net worth of $2,087,421, an accumulated deficit of $167,616,372, negative working capital of $6,102,151 and $255,104 of accounts payable over 60 days past due. The Company has limited capital capacity of $5,991,493 available through its two equity lines of credit. The Company expects to continue to incur significant losses and negative cash flows from operating activities through at least December 31, 2002, primarily due to significant expenditure requirements associated with marketing and developing its speech-enabling technologies. These factors, as well as the risk factors set out elsewhere in the Company's Annual Report on Form 10-K, raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management plans to fund the operations of the Company through proceeds from sales of debt and equity securities and cash flows from license and royalty arrangements. There can be no assurance that management's plans will be successful.

Consolidation - The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Fonix Korea Sales Group, Ltd. Fonix/AcuVoice, Inc. and Fonix/Papyrus, Inc. All significant intercompany balances and transactions have been eliminated in consolidation. Investments in 20 to 50 percent owned affiliates are accounted for on the equity method (see Note 5).

During 1999, two wholly owned subsidiaries, Fonix Systems Corporation and Fonix/Articulate, Inc., were merged into the Company. In September 1999, the Company sold its HealthCare Solutions Group ("HSG"), consisting primarily of the assets and operations of Fonix/Articulate, Inc. The results of the operations of the HSG are presented as discontinued operations (see Note 2).

Cash and Cash Equivalents - The Company considers all highly liquid, short-term investments with a maturity of three months or less to be cash equivalents.

Subscriptions Receivable - Proceeds from certain sales of the Company's equity securities prior to December 31, 2001 had not been received by the Company as of year end. The cash proceeds were subsequently received in January 2002.

Funds Held in Escrow - Funds held in escrow pursuant to terms of the sale of the HSG were held in interest-bearing accounts and became available to the Company on March 2, 2001. These funds were received by the Company on March 29, 2001.

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Property and Equipment - Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets as follows:


Furniture and fixtures                                5 years
Computer equipment                                    3 to 5 years
Leasehold improvements                                18 months to 8 years

Leasehold improvements are amortized over the shorter of the useful life of the applicable asset or the remaining lease term. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized. Gains or losses on sales or retirements are included in the consolidated statements of operations in the year of disposition.

Intangible Assets - Intangible assets consist of the following and are amortized on a straight-line basis over the estimated useful lives indicated:


                                          Useful Life             2001                  2000
                                          -----------             ----                  ----
Goodwill                                 8 to 10 years          $    4,926,902         $   8,435,590
Core technologies                        8 to 10 years              12,127,000            11,192,000
Customer relationships                     10 years                    306,000                    --
Trademarks                                 10 years                     42,000                    --
Patents                                     5 years                    164,460               164,460
                                                                --------------      ----------------
                                                                    17,566,362            19,792,050
Less accumulated amortization                                      (7,757,321)           (6,850,286)
                                                                 -------------       ---------------
Net intangible assets                                            $   9,809,041        $   12,941,764
                                                                 =============       ===============



Valuation of Long-lived Assets - The carrying values of the Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that they may not be recoverable. If such an event occurred, the Company would project undiscounted cash flows to be generated from the use of the asset and its eventual disposition over the remaining life of the asset. If projections indicate that the carrying value of the long-lived asset would not be recoverable, the carrying value would be reduced by the estimated excess of the carrying value over the projected discounted cash flows.

During the fourth quarter of 2001, management of the Company determined that goodwill recorded in connection with its handwriting recognition technology was impaired. Without immediate customer prospects or current license agreements, management has chosen not to provide further funding to develop or market the handwriting recognition technology. Accordingly, the unamortized balance of $2,056,295 was recorded as an expense in 2001.

Management does not consider any of the Company's other long-lived assets to be impaired at December 31, 2001. However, should the Company's marketing and sales plans not materialize in the near term, the realization of the Company's intangible assets could be severely and negatively impacted. The accompanying consolidated financial statements have been prepared based on management's estimates of realizability, which estimates may change due to factors beyond the control of the Company. See "Recently Enacted Accounting Standards" below.

Revenue Recognition - The Company recognizes revenue in accordance with the provisions of Statement of Position No. 97-2, "Software Revenue Recognition" and related interpretations. The Company generates revenue from licensing the rights to its software products to end users and from royalties. The Company also generates revenue from the sale of consulting and development services.

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Revenue from license, royalties and maintenance is recognized upon shipment of the software if there are no significant post-contract obligations. If post-contract obligations exist, revenue is recognized when those obligations have been satisfied. Revenue from consulting and development services is recognized as the services are completed.

Cost of revenue from license, royalties and maintenance consists of costs to distribute the product (including the cost of the media on which it is delivered), support personnel compensation, licensed technology and other related costs. Cost of service revenue consists of personnel compensation, licensed technology and other related costs.

Product Development and Research - All expenditures for product development and research are charged to expense as incurred. During 2000, the Company recorded $474,000 of in-process research and development costs related to the acquisition of certain technology rights from a director and executive officer of the Company in exchange for warrants to purchase 600,000 shares of Class A common stock (see Note 13).

Income Taxes - The Company recognizes deferred income tax assets or liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Deferred income tax assets or liabilities are determined based upon the difference between the financial and income tax bases of assets and liabilities using enacted tax rates expected to apply when differences are expected to be settled or realized.

Stock-based Compensation Plans - The Company accounts for its stock-based compensation issued to employees and directors under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees". Under APB Opinion No. 25, compensation related to stock options, if any, is recorded if an option's exercise price on the measurement date is below the fair value of the Company's common stock, and amortized to expense over the vesting period. Compensation expense for stock awards or purchases, if any, is recognized if the award or purchase price on the measurement date is below the fair value of the Company's common stock, and is recognized on the date of award or purchase. Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation", requires pro forma information regarding net loss and net loss per common share as if the Company had accounted for its stock options granted under the fair value method. This pro forma disclosure is presented in
Note 12.

The Company accounts for its stock-based compensation issued to non-employees using the fair value method in accordance with SFAS No. 123 and related interpretations. Under SFAS No. 123, stock-based compensation is determined as either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The measurement date for these issuances is the earlier of the date at which a commitment for performance by the recipient to earn the equity instruments is reached or the date at which the recipient's performance is complete.

Concentration of Credit Risks - The Company's cash and cash equivalents are maintained in bank deposit accounts which occasionally may exceed federally insured limits. Cash equivalents consist of highly liquid securities with maturities of three months or less when purchased. The Company has not experienced any losses with respect to these deposits. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs on-going credit evaluations of its customers and maintains allowances for possible losses, which when realized, have been within the range of management's expectations.

Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


differ from those estimates.

Fair Value of Financial Instruments - The book values of the Company's assets and liabilities approximate their fair values. The estimated fair values have been determined using appropriate market information and valuation methodologies.

Net Loss Per Common Share - Basic and diluted net loss per common share are calculated by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the year. At December 31, 2001, 2000 and 1999, there were outstanding common stock equivalents to purchase 27,120,480 shares, 38,541,003 shares and 56,869,449 shares of common stock, respectively, that were not included in the computation of diluted net loss per common share as their effect would have been anti-dilutive, thereby decreasing the net loss per common share.

The following table is a reconciliation of the net loss numerator of basic and diluted net loss per common share for the years ended December 31, 2001, 2000 and 1999.


                                                   2001                           2000                           1999
                                         ----------------------------   ----------------------------   ---------------------------
                                                              Loss                           Loss                           Loss
                                            Loss           Per Share        Loss          Per Share        Loss          Per Share
                                         --------------   -----------   --------------   -----------   --------------   -----------
Loss from continuing operations          $ (24,566,807)                 $ (22,810,677)                 $ (19,949,196)
Preferred stock dividends                       (9,281)                    (3,335,852)                    (2,110,607)
                                         --------------                 --------------                 --------------
Net loss from continuing operations
        attributable to common
        shareholders                       (24,576,088)   $    (0.10)     (26,146,529)   $    (0.16)     (22,059,803)   $    (0.29)
Discontinued operations, net of taxes               --           --               --             --       (2,187,080)        (0.03)
Extraordinary item, net of taxes                    --           --            49,448            --          473,857          0.01
                                         --------------   -----------   --------------   -----------   --------------   -----------
Net loss attributable to common
        stockholders                     $ (24,576,088)   $    (0.10)   $ (26,097,081)   $    (0.16)   $ (23,773,026)   $    (0.31)
                                         ==============   ===========   ==============   ===========   ==============   ===========
Weighted average common shares
  outstanding                              239,131,247                    162,684,298                     76,753,709
                                         ==============                 ==============                 ==============

Imputed Interest Expense and Income - Interest is imputed on long-term debt obligations and notes receivable where management has determined that the contractual interest rates are below the market rate for instruments with similar risk characteristics (see Notes 5 and 6).

Inventory - Inventory, consisting primarily of retail products, is stated at the lower of cost (first-in, first-out method) or market value.

Foreign Currency Translation - The functional currency of the Company's Korean subsidiary is the South Korean won. Consequently, assets and liabilities of the Korean operations are translated into United States dollars using current exchange rates at the end of the year. All revenue is invoiced in South Korean won and revenues and expenses are translated into United States dollars using weighted-average exchange rates for the year.

Comprehensive  Income - Other comprehensive income presented in the accompanying

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


consolidated financial statements consists of cumulative foreign currency translation adjustments. The Company had no items of comprehensive income or loss prior to April 1, 2001.

Recently Enacted Accounting Standards - In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 eliminates the "pooling-of-interests" method of accounting for acquisitions and requires separate accounting for certain intangibles acquired in such transactions. The application of this standard is not expected to have an impact on the Company's financial position or results of operations.

SFAS No. 142 changes the accounting for goodwill and intangible assets with indefinite lives from an amortization method to an impairment-only approach. Accordingly, effective January 1, 2002, amortization of goodwill and intangible assets with indefinite lives will discontinue. Other intangible assets will continue to be amortized over their useful lives. The Company amortized $1,029,545 of goodwill for each of the years ended December 31, 2001, 2000 and 1999.

Effective January 1, 2002, the Company will apply the requirements of SFAS No. 142, and management will perform an impairment test of goodwill and intangible assets with indefinite lives. The effect of the application of those requirements on the Company's financial position and results of operations has not been determined, but it could be material to the Company's financial position and results of operations. Any transitional impairment loss will be recognized as a cumulative change in accounting principle.

In August 2001, the FASB issued SFAS No. 143 , "Accounting for Asset Retirement Obligations." This statement establishes financial accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption of this statement is not expected to have a material effect on the Company's financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement establishes financial accounting and reporting standards for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The application of these requirements is not expected to have a material effect on the Company's financial position or results of operations.

Reclassifications - Certain reclassifications have been made in the prior years' consolidated financial statements to conform with the current year presentation.

2.  ACQUISITION AND DISCONTINUED OPERATIONS

DECtalk Assets - On December 14, 2001, the Company entered into an Asset Purchase Agreement with Force Computers, Inc., under which the Company purchased from Force tangible and intangible assets (the "DECtalk Assets"). The Company agreed to pay $150,000 in cash at closing and $1,280,000 in the form of a non-interest- bearing promissory note (see Note 6). Payments due under the promissory note are payable at intervals through December 9, 2002.

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



The purchase price of $1,459,978, including direct acquisition costs of $70,223 is allocated as follows:

     Purchased core technology                        $     935,000
     Customer relationships                                 306,000
     Trademark                                               42,000
     Goodwill                                                94,062
     Furniture and equipment                                 64,350
     Accounts receivable                                     18,566
                                                      -------------
        Total purchase price                          $   1,459,978
                                                      =============

Sale of the HealthCare Solutions Group - On September 1, 1999, the Company completed a sale of the operations and a significant portion of the assets of the HSG, to Lernout & Hauspie Speech Products N.V. ("L&H"), for up to $28,000,000 (the "Sale"). Of this sales price, $21,500,000, less certain credits of $194,018, was received at closing, and $2,500,000 was held in an 18 month escrow account in connection with the representations and warranties made by the Company in the sales transaction. All of the funds were released from escrow by March 29, 2001. Another $4,000,000 of the sales price was to be contingently paid as an earnout in two installments of $2,000,000 each over two years based on the performance of the HSG. To date, no earnout has been received and, because of the bankruptcy filing of L&H, it is unlikely that any earnout will be received in the future. The assets sold included inventory, property and equipment, certain prepaid expenses, purchased core technology and other assets. Additionally, L&H assumed the capital and operating lease obligations related to the HSG and the obligations related to certain deferred revenues.

Upon the closing of the Sale, the Company discontinued the operations of the HSG. The results of operations of the HSG have been reported separately as discontinued operations in the accompanying 1999 consolidated statement of operations. Revenues from the HSG's operations were $1,726,262 for the period from January 1, 1999 through September 1, 1999, the date of the Sale. These amounts have not been included in revenues in the accompanying 1999 consolidated statement of operations, but are included in the operating loss from discontinued operations.

3.  CONVERTIBLE NOTES RECEIVABLE

Through November 30, 2001, the Company loaned $455,000 under the terms of convertible promissory notes to an unrelated entity (the "Borrower") with whom the Company is engaged in development activities. The notes were unsecured, bore interest at an annual rate of 7.5 percent, and were to mature 120 days from the issuance date of each note. The Borrower is a provider of natural-language-understanding solutions for CRM applications. Fonix speech-enabling technology is a component of these solutions.

On December 1, 2001, the Company established a revolving line of credit and convertible promissory note that permits the Borrower to draw up to $1,000,000 for operations and other purposes, including the amounts loaned under the initial convertible promissory notes. Effective February 1, 2002, the line of credit and convertible promissory nore were increased to $2,000,000. Draws on the line of credit bear interest at an annual rate of seven percent, which interest is payable quarterly beginning June 30, 2002, and are secured by intellectual property and other assets of the Borrower. The unpaid principal, together with interest accrued thereon, is due and payable on December 31, 2002, and is convertible into common shares of the Borrower at the Company's option. Based upon borrowings through December 31, 2001, such conversion would represent approximately five percent of the ownership of the Borrower.

In December 2001, the Borrower drew an additional $175,000 on the line of credit, bringing the total outstanding balance to $630,000 through December 31,
2001.   Subsequent to December 31, 2001 through February 26, 2002, the Borrower drew an additional $395,000 under the terms of the credit line.

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.  PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2001 and 2000:

                                                                  2001                2000
                                                               ---------------     ---------------
Computer equipment                                             $    1,166,731      $    1,193,942

Furniture and fixtures                                                959,069             851,436

Leasehold improvements                                                 92,319             118,621
                                                               ---------------      -------------
                                                                    2,218,119           2,163,999
Less accumulated depreciation and amortization                     (1,314,960)         (1,445,288)
                                                               ---------------      --------------
Net property and equipment                                     $      903,159       $     718,711
                                                               ===============      ==============

5. INVESTMENT IN AFFILIATE

In February 2001, the Company entered into a collaboration agreement with Audium Corporation ("Audium") to provide an integrated platform for generating Voice XML solutions for Internet and telephony systems. Audium is a mobile application service provider that builds and operates mobile applications that allow access to Internet information and to complete online transactions using any telephone. The collaboration includes integration of the Company's technologies with Audium's mobile applications development capability.

Note Receivable - In connection with the collaboration agreement with Audium, in February and May 2001, the Company advanced an aggregate of $400,000 to Audium as a bridge loan (the "Audium Note"). The loan bears interest at a rate of 5 percent per year, has a term of four years and is convertible into shares of Audium Series A Convertible Preferred Stock ("Audium Preferred Stock"). The Audium Note is convertible into shares of Audium Preferred Stock at a price of $1.46 per share in the event of (i) Audium raising an additional $2,000,000 prior to October 6, 2002, (ii) Audium's merger or consolidation, (iii) a qualified public offering of Audium common stock, (iv) an event of default under a note payable from Fonix (see Fonix Note below), or (v) Audium's aggregate gross revenues for the months of January through June 2003 exceeding $1,000,000. The Audium Note is secured by Audium's intellectual property. Further, at the closing, Audium granted the Company a fully paid, worldwide, non-exclusive license to Audium's software to make, manufacture, and use the software and any derivative works if Audium declares bankruptcy or ceases to do business.

Management determined that a 12 percent annual interest rate better reflects the risk characteristics of the Audium Note. Accordingly, interest was imputed at 12 percent and the Audium Note was recorded at its original present value of $302,909. For the year ended December 31, 2001, the Company recorded interest income of $29,663, including contractual and imputed interest. As of December 31, 2001, the balance of the Audium Note was $322,309, net of the unaccreted discount.

Investment in Affiliate - On April 11, 2001, the Company closed a stock purchase agreement with Audium, wherein the Company agreed to purchase up to $2,800,000 of Audium Preferred Stock at a price of $1.46 per share. At closing, the Company paid $200,000 in cash and gave Audium a non-interest bearing note (the "Fonix Note") for the remaining $2,600,000.

Each share of Audium Preferred Stock is convertible into one share of Audium's common stock. Holders of Audium Preferred Stock are entitled to eight percent cumulative dividends, a liquidation preference in excess of the original purchase price plus any declared but unpaid dividends, anti-dilution rights, and voting rights equal to the corresponding number of common shares. The stock purchase agreement also entitles Fonix to elect one

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


member of Audium's board of directors. Audium also granted Fonix certain registration rights after the closing of a public offering by Audium.

On April 11, 2001, and through December 31, 2001, the Company's investment in Audium represented 26.7 percent of the Audium's voting stock. As a result, the Company accounts for its investment in Audium using the equity method of accounting. Accordingly, the Company recognized a loss of $534,138 in the accompanying consolidated statements of operations consisting of $259,414 to reflect the Company's share of Audium's net loss for the period from April 11, 2001 through December 31, 2001 and $274,724 for the amortization of the difference between the purchase price of the Audium Preferred Stock and the Company's portion of Audium's net stockholders' deficit that is amortized on a straight-line basis over a period of eight years.

A summary of the results of Audium's operations for the period from April 11, 2001 through December 31, 2001 and net assets (liabilities) as of December 31, 2001 is as follows:
                                                     (Unaudited)
  Net sales                                         $    434,859
  Loss from operations                                   959,285
  Net loss                                               971,583

  Current assets                                         591,646
  Total assets                                           832,670
  Current liabilities                                    604,677
  Total liabilities                                    1,027,272
  Net assets (liabilities)                              (194,602)

Note Payable to Affiliate - The Fonix Note is payable in 13 monthly installments of $200,000 beginning on June 1, 2001, and bears no interest unless an event of default occurs, in which case it will bear interest at 12 percent per year. No events of default have occurred to date.

At closing, Audium issued 14 share certificates to Fonix, each certificate for 136,986 shares of Audium Preferred Stock, and delivered one certificate in exchange for the initial payment of $200,000. The remaining certificates are held by Audium as collateral for the Fonix Note under the terms of a security agreement. For each monthly payment of $200,000 or multiple payments that aggregate $200,000, Audium will release to Fonix one certificate for 136,986 shares of Audium Preferred Stock.

Through September 30, 2001, three payments of $200,000 were made on the Fonix Note. Effective October 1, 2001, the terms of the Fonix Note were modified to reduce the monthly payments to the following amounts: $75,000 for September 2001, $100,000 for October 2001, $125,000 for November 2001 and $150,000 for
December 2001 and January 2002. Thereafter, monthly payments of $200,000 are scheduled through August 2002. No other terms of the original Fonix Note were affected by the modification. Subsequent to December 31, 2001, payments amounting to $350,000 have been made as required by the modified terms.

Management determined that a 12 percent annual interest rate reflects the risk characteristics of the Fonix Note. Accordingly, interest has been imputed at 12 percent and the Company recorded a present value of $2,370,348 for the note payable. For the year ended December 31, 2001, the Company recorded interest expense of $164,405 related to this note.

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



6.  PROMISSORY NOTE

As discussed in Note 2, the Company entered into an Asset Purchase Agreement with Force Computers, Inc. ("Force") As part of the consideration for the purchase price Fonix issued a non-interest bearing promissory note in the amount of $1,280,000. Management determined that a seven percent annual interest rate reflects the risk characteristics of this promissory note. Accordingly, interest has been imputed at seven percent and the Company recorded a discount of $40,245 for the note payable. From the purchase date through December 31, 2001, the Company recorded interest expense of $4,098 related to this promissory note.

As collateral for the promissory note, 7,000,000 shares of the Company's Class A common stock were placed into escrow. Under the terms of the escrow, the shares will not be released to Force unless the Company is delinquent or late with respect to any payment under the Note. Also, under the terms of the Asset Purchase Agreement, Fonix is required to deposit all receipts from customers acquired in this transaction into a joint depository account. Fonix has the right to withdraw such funds; however, in the event of default on any payments to Force under the terms of the promissory note, Force has the right to withdraw funds from the depository account until the deficiency in payment is covered, at which time, Fonix may again have use of the funds. To date, required payments have been made when due.

7.  RELATED-PARTY NOTES PAYABLE

In connection with the acquisition of certain entities in 1998, the Company issued unsecured demand notes payable to former stockholders of the acquired entities in the aggregate amount of $1,710,000. Demands for payment on the notes were made as follows: $1,190,000 on February 28, 1999, $180,000 on April 30, 1999 and $340,000 on September 30, 1999, and bore interest at six percent after their due date. The Company did not make payments on the due dates pending the result of certain legal actions undertaken by the Company. In September 1999, the actions were settled resulting in cancellation of certain of the promissory notes totaling $1,632,375 upon payment to certain former shareholders of $1,217,384 and the return of 970,586 shares of restricted Class A common stock previously issued in connection with the acquisition. Of the notes payable, $77,625 remain unpaid as of December 31, 2001. During 2000, the holders of these notes made demand for payment and the Company is negotiating with the holders of these notes to reduce the outstanding balance.

8.  SERIES C CONVERTIBLE DEBENTURES

On January 29, 1999, the Company entered into an agreement with four investors pursuant to which the Company sold its Series C convertible debentures in the aggregate principal amount of $4,000,000. The outstanding principal amount of the debentures was convertible at any time at the option of the holders into shares of Class A common stock at a conversion price equal to the lesser of $1.25 or 80 percent of the average of the closing bid price of the Class A common stock for the five trading days immediately preceding the conversion date. The Company recorded $687,500 as interest expense upon the issuance of the debentures in connection with the beneficial conversion feature. The Company also issued 400,000 warrants in connection with this financing. The warrants are exercisable for a period of three years from the date of grant. The estimated fair value of the warrants of $192,000, as computed under the Black-Scholes pricing model, was recorded as interest expense upon the issuance of the debentures. On March 3, 1999, the Company executed a supplemental agreement pursuant to which the Company agreed to sell another $2,500,000 principal amount of Series C convertible debentures on the same terms and conditions as the January 29, 1999 agreement, except no additional warrants were issued.

The obligations of the Company for repayment of the debentures, as well as its obligation to register the common

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


stock underlying the potential conversion of the debentures and the exercise of the warrants issued in these transactions, were personally guaranteed by two executive officers and directors and one former executive officer and director (the "Guarantors"). These personal guarantees were secured by a pledge of 6,000,000 shares of Fonix Class A common stock beneficially owned by the Guarantors. The Company entered into an indemnity agreement with the Guarantors relating to this and other guarantees and pledges (see Note 13).

Subsequent to the March 3, 1999 funding, the holders of the Series C convertible debentures notified the Company and the Guarantors that a default had occurred under certain terms of the stock pledge agreement as a result of the Company's failure to register in a timely manner the resale of the shares underlying the debentures, and that the holders had exercised their right to sell the shares pledged by the Guarantors. The Company was informed that proceeds from the sale of the 6,000,000 pledged shares amounted to $3,278,893. Of this total, $406,250 was allocated to penalties attributable to default provisions of the stock pledge agreement and recorded by the Company as interest expense and $343,750 related to penalty provisions of the Series D preferred stock (held by a related group of investors) and recorded by the Company as preferred stock dividends. The remaining $2,528,893 was applied as a reduction to the principal balance of the debentures. Under its indemnity agreement with the Guarantors, the Company was obligated to issue 6,000,000 replacement shares to the Guarantors for the shares sold by the holders of the Debentures. Additionally, the Company has recorded a related-party liability of $1,296,600 as a reimbursement to the Guarantors for expenses incurred by the Guarantors as a result of the sales of the shares pledged by the Guarantors.

During 2000, the remaining balance of $3,971,107 of the Series C convertible debentures was converted into 10,385,364 shares of Class A common stock.

9. PREFERRED STOCK

The Company's certificate of incorporation allows for the issuance of preferred stock in such series and having such terms and conditions as the Company's board of directors may designate.

Series A Convertible Preferred Stock - In 1995, the Company entered into an agreement with Beesmark Investments, L.C., a Utah limited liability company controlled by an individual who assumed a position on the Company's board of directors in connection with the execution of the agreement. The individual later resigned from the board. Under the agreement, the Company issued Series A convertible debentures in the amount of $500,000. The debentures bore interest at five percent and were originally due October 23, 1996. The debentures were converted into 166,667 shares of Series A convertible preferred stock on September 25, 1997. Holders of the Series A convertible preferred stock have the same voting rights as common stockholders, have the right to elect one person to the board of directors and are entitled to receive a one time preferential dividend of $2.905 per share of Series A convertible preferred stock prior to the payment of any dividend on any class or series of stock. At the option of the holder, each share of Series A convertible preferred stock is convertible into one share of Class A common stock and in the event that the common stock price has equaled or exceeded $10 for a 15 day period, the Series A convertible preferred stock shares are automatically converted into Class A common stock. In the event of liquidation, the holder is entitled to a liquidating distribution of $36.33 per share and a conversion of Series A convertible preferred stock at an amount equal to 1.5 shares of common stock for each share of Series A convertible preferred stock.

Series D Convertible Preferred Stock - During 1998, the Company entered into an agreement with investors whereby the Company issued 550,000 shares of Series D convertible preferred stock for $11,000,000. Additionally, the Company issued to certain investors a total of 608,334 shares of Series D convertible preferred stock in return for their relinquishment of their contractual right to receive shares in connection with a March 1998 private

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


placement offering and as a cost of the Series D convertible preferred stock placement. Dividends accrued on the stated value ($20 per share) of Series D convertible preferred stock at the rate of four percent per year, were payable annually or upon conversion, in cash or Class A common stock, at the option of the Company, and were convertible into shares of Class A common stock at the holders' option any time. In the event of liquidation, the holders of the Series D convertible preferred stock were entitled to an amount equal to the stated value ($20 per share) plus accrued but unpaid dividends whether declared or not. The holders of Series D convertible preferred stock had no voting rights. Shares of Series D convertible preferred stock, together with dividends accrued thereon, could be converted into shares of Class A common stock at the lesser of: $3.50 per share; or the lesser of 110 percent of the average per share closing bid price for the 15 trading days immediately preceding the date of issuance of the shares of Series D convertible preferred stock; or 90 percent of the average of the three lowest per share closing bid prices during the 22 trading days immediately preceding the conversion date. If the holders had converted at the $3.50 per share price, the Company was obligated to issue warrants to purchase 0.8 shares of Class A common stock for each share of Series D convertible preferred stock converted to common stock. Using the conversion terms most beneficial to the holders, the Company recorded a preferred stock dividend of $3,638,147 for the beneficial conversion feature of the Series D convertible preferred stock.

In 1998, 150,000 shares of Series D convertible preferred stock were exchanged for 150,000 shares of Series E convertible preferred stock (see below). In June 2000, the Company issued 612,069 shares of Class A common stock (having a market value of $688,578 on that date) to the holder of the shares of Series D convertible preferred stock in consideration for the waiver of certain rights and amendment of certain terms relating to the conversion of shares of Series D convertible preferred stock, including reducing the conversion rate from 90 percent to 85 percent of the average of the three lowest per share closing bid prices during the 22 trading days preceding the conversion date. The Company recorded a preferred stock dividend in the amount of $236,400 for the beneficial conversion feature resulting from the issuance of the shares. In 2001, 2000 and 1999, 164,500 shares, 217,223 shares and 626,611 shares, respectively, of Series D convertible preferred stock and related dividends were converted into 13,978,440 shares, 15,436,378 shares and 47,252,275 shares, respectively, of Class A common stock. As of December 31, 2001, no shares of Series D convertible preferred stock remain outstanding.

Series E Convertible Preferred Stock - In 1998, the Company entered into an agreement with two of the purchasers of the Series D convertible preferred stock whereby the Company issued 100,000 shares of the Company's Series E convertible preferred stock for $2,000,000. Additionally, the Company issued to the purchasers of the Series E convertible preferred stock a total of 150,000 additional shares of Series E convertible preferred stock in exchange for a total of 150,000 shares of Series D convertible preferred stock. Dividends accrued on the stated value ($20 per share) of Series E convertible preferred stock at a rate of four percent per year, were payable annually or upon conversion, in cash or common stock, at the option of the Company, and were convertible into shares of Class A common stock at any time at the holders' option. In the event of liquidation, the holders of the Series E convertible preferred stock were entitled to an amount equal to the stated value ($20 per share) plus accrued but unpaid dividends whether declared or not. The holders of Series E convertible preferred stock had no voting rights. Shares of Series E convertible preferred stock, together with dividends accrued thereon, could be converted into shares of Class A common stock at the lesser of: $3.50 per share; or the lesser of 110 percent of the average per share closing bid price for the 15 trading days immediately preceding the date of issuance of the Series E convertible preferred stock; or 90 percent of the average of the three lowest per share closing bid prices during the 22 trading days immediately preceding the conversion date. If the holders had converted at the $3.50 per share price, the Company was obligated to issue warrants to purchase 0.8 shares of Class A common stock for each share of Series E convertible preferred stock converted to common stock. Using the conversion terms most beneficial to the holders, the Company recorded a preferred stock dividend of $968,047 for the beneficial conversion feature of the Series E convertible preferred stock.

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


In 1998, 114,928 shares of Series E convertible preferred stock and related dividends were converted into 2,591,733 shares of Class A common stock. In 1999, the remaining 135,072 shares of Series E convertible preferred stock and related dividends were converted into 5,729,156 shares of Class A common stock. There are no shares of Series E convertible preferred stock outstanding.

Series F Convertible Preferred Stock - In 2000, the Company entered into an agreement and a related amendment thereto whereby it sold a total of 316,036 shares of its Series F convertible preferred stock for $2,750,000. Dividends accrued on the stated value ($20 per share) of Series F convertible preferred stock at a rate of six percent per year, were payable annually or upon conversion, in cash or common stock, at the option of the Company, and were convertible into shares of Class A common stock at any time at the holders' option. Shares of Series F convertible preferred stock could be converted into shares of Class A common stock at a price of $0.75 per share during the first 90 days following the close of the transaction, and thereafter at a price equal to 85 percent of the average of the three lowest closing bid prices in the 20-day trading period immediately preceding the conversion date. Using the conversion terms most beneficial to the holders, the Company recorded a preferred stock dividend of $2,750,000 for the beneficial conversion feature of the Series F convertible preferred stock.

In 2001 and 2000, 6,073 shares and 309,963 shares, respectively, of Series F convertible preferred stock and related dividends were converted into 519,067 shares and 8,342,820 shares, respectively, of Class A common stock.

10.  CONVERTIBLE PROMISSORY NOTE AND EQUITY LINES OF CREDIT

Convertible Promissory Note - In June 2000, the Company executed a convertible promissory note (the "2000 Note") with a private investor in the amount of $7,500,000, against which the Company was permitted to draw funds as needed for operating purposes. The 2000 Note bore interest at six percent annually, compounded monthly, and was due September 30, 2001. Principal drawn under the terms of the 2000 Note was designated as the "Initial Investment Amount" under the Private Equity Line Agreement described below. The investor had the right to convert, at its option, all or any portion of the outstanding principal and interest into shares of Class A common stock at the lesser of $0.75 or 85 percent of the average of the three lowest closing bid prices of Class A common stock in the 20-day trading period prior to the date of conversion. During 2000, the Company drew the entire amount available under the 2000 Note and recorded $106,348 as interest expense. Principal and interest were converted into 11,544,775 shares of Class A common stock. The Company also recorded a beneficial conversion feature as interest expense in the amount of $3,447,623 related to borrowings under the 2000 Note.

Equity Line of Credit - In August 2000, the Company entered into a Private Equity Line Agreement ("Equity Line") with the same investor ("Equity Line Investor") which gives the Company the right to draw up to $20,000,000 for operations and other purposes. The Initial Investment Amount of $7,500,000 was drawn as part of the 2000 Note described above. The balance remaining under the Equity Line is available to the Company through a mechanism of draws and puts of stock. The Company is entitled to draw funds and to "put" to the Equity Line Investor shares of Class A common stock in lieu of repayment of the draw. The number of shares issued is determined by dividing the dollar amount of the draw by 90 percent of the average of the two lowest closing bid prices of Class A common stock over the seven trading-day period following the date the Company tenders the put notice. The Equity Line Investor funds the amounts requested by the Company within two trading days after the seven trading-day period.

From its inception through December 31, 2000, draws taken under the Equity Line, excluding the Initial Investment Amount, amounting to $3,973,508 were converted into 12,492,680 shares of Class A common stock. During 2001, draws amounting to $5,510,000, less commissions and related fees of $165,300, were converted into 26,353,141 shares of Class A common stock. Subsequent to December 31, 2001, additional draws amounting to $156,836, less commissions and fees of $4,705, were converted into 2,292,920 shares of Class A common stock. As of February

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


26, 2002, $2,859,657 of credit remains available to be drawn on the Equity Line.

Second Equity Line of Credit - In April 2001, the Company entered into a second private equity line agreement (the "Second Equity Line") with the Equity Line Investor. Under the Second Equity Line, the Company has the right to draw up to $20,000,000 under terms substantially identical to the initial Equity Line.

From the inception of the Second Equity Line through December 31, 2001, draws under the Second Equity Line amounting to $13,425,000, less commissions and fees of $497,750, were converted to 118,013,005 shares of Class A common stock. Subsequent to December 31, 2001, additional draws amounting to $3,443,164, less commissions and fees of $103,295, were converted into 51,769,221 shares of Class A common stock. As of February 26, 2002, $3,131,836 remains available to be drawn on the Second Equity Line.

11.  COMMON STOCK AND COMMON STOCK SUBJECT TO REDEMPTION

Common Stock - During 2001, the Company issued 158,898,653 shares of Class A common stock. Of such shares, 14,497,507 shares were issued upon the conversion of preferred stock with related dividends, 144,366,146 shares were issued upon conversion of draws on the equity lines, and 35,000 shares were issued upon the exercise of options. At the annual meeting of shareholders held on July 18, 2001, the shareholders of the Company approved an increase in the number of common shares authorized from 300,000,000 to 500,000,000.

During 2000, the Company issued 65,959,861 shares of Class A common stock. Of such shares, 34,164,562 shares were issued upon the conversion of convertible debentures with related interest and preferred stock with related dividends, 24,037,455 were issued upon conversion of draws on the Equity Line and 2000 Note, 1,067,061 shares were issued upon the exercise of warrants, options and stock appreciation rights, 4,568,569 shares were issued upon exercise of repricing rights (see below), 260,145 shares were issued upon the settlement of litigation (see Note 17), and 1,862,069 were issued to consultants as consideration for services rendered.

During 1999, the Company issued 60,181,431 shares of Class A common stock. Of such shares, 52,981,431 shares were issued upon the conversion of preferred stock and related dividends, 6,000,000 were issued as replacement shares under an indemnification agreement in favor of the Guarantors (see Notes 8 and 13) and 1,200,000 were issued to consultants as consideration for services rendered. The Company canceled 970,586 shares of Class A common stock that were returned in connection with the settlement with the former shareholders of and acquired entity (see Note 7). At the annual meeting of shareholders held on October 29, 1999, issuance of Class B non- voting common stock was approved by the shareholders of the Company. Also approved was an increase in the number of common shares authorized from 100,000,000 to 300,000,000 and in the number of preferred shares authorized from 20,000,000 to 50,000,000.

In connection with a 1998 acquisition, 1,985,000 shares of Class A common stock were placed in escrow to be converted at a later date to Class B Non-Voting common stock, subject to approval by the shareholders of the Company. By vote of the shareholders at the annual meeting held October 29, 1999, the issuance of 1,985,000 shares of Class B Non-Voting common stock was approved. The Class B shares are authorized, but have not yet been exchanged for the corresponding Class A shares held in escrow. The shares held in escrow have been excluded from the calculation of basic net loss per common share for the year ended December 31, 2001, 2000 and 1999.

Voting Trust - As of December 31, 2001, 8,627,333 shares of the Company's outstanding Class A common stock were held in a voting trust as to which the president and chief executive officer of the Company is the sole trustee. Persons who have deposited their shares of the Company's Class A common stock into the voting trust have

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


dividend and liquidation rights in proportion to the number of shares of the Company's Class A common stock they have deposited in the voting trust, but have no voting rights with respect to such shares. All voting rights associated with the shares deposited into the voting trust are exercisable solely and exclusively by the trustee of the voting trust. The voting trust expires, unless extended according to its terms, on the earlier of September 30, 2002 or any of the following events: (i) the trustee terminates it; (ii) the participating stockholders unanimously terminate it; or (iii) the Company is dissolved or liquidated.

Common Stock Subject to Redemption - In 1998, the Company entered into a private placement agreement with an unaffiliated investor, pursuant to which the Company received $1,980,000 in net proceeds in exchange for 1,801,802 shares of Class A common stock, an equal number of repricing rights, both subject to certain repurchase rights, and warrants to purchase 200,000 shares of Class A common stock at $1.67 per share for a term of three years. The Company assigned a fair value of $150,000 to the warrants as determined on December 21, 1998 using the Black-Scholes pricing model assuming a dividend yield of 0 percent, expected volatility of 85 percent, a risk free interest rate of 4.5 percent and an expected life of 3 years.

Each repricing right entitled the holder to receive a number of additional shares of Class A common stock for no additional consideration according to a formula based on the lowest closing bid price of the Company's Class A common stock during the 15 consecutive trading days immediately preceding the exercise date and a repricing price, as defined, ranging from $1.3875 to $1.4319 depending upon the date of the exercise. The repricing rights became exercisable on March 21, 1999.

Each holder of the Class A common stock described above had the right, based on certain conditions, to require the Company to repurchase all or a portion of the holder's common shares and repricing rights. The repurchase rights could only be exercised simultaneously with or after the occurrence of a major transaction or triggering event as defined in the private placement securities agreement. Such events included certain consolidations, mergers or other business combinations, sale or transfer of all or substantially all the Company's assets, purchase, tender or exchange offering of more than 40 percent of the Company's outstanding Class A common stock made and accepted, failure to have a registration statement describing the Class A common stock declared effective prior to 180 days after the closing date or suspension from listing or delisting of the Company's Class A common stock for a period of three days. The repurchase price for the Class A common stock was $1.3875 per share.

On February 14, 2000, the repricing rights were converted into 4,568,569 shares of Class A common stock, which shares were subsequently sold by the holder into the open market. Simultaneously, the initial shares subject to the repurchase rights were sold. Consequently, the Company has no further obligation under the repricing rights or the repurchase rights.

Delisting from The Nasdaq SmallCap Market - On December 3, 1999, the Company received notice that its Class A common stock had been delisted from The Nasdaq SmallCap Market principally because the Company's stock had failed to meet Nasdaq minimum bid price requirements. The Company's Class A common stock is currently trading on the OTC Bulletin Board.

12. STOCK OPTIONS AND WARRANTS

Common Stock Options - In 1998, the Company's board of directors and shareholders approved the 1998 Stock Option and Incentive Plan for directors, employees and other persons acting on behalf of the Company, under which the aggregate number of shares authorized for issuance was 10,000,000. In 2000, the Company's board of directors approved an increase in the number of shares under the Plan from 10,000,000 to 20,000,000. As of December 31, 2001, the number of shares available for grant under this plan was 2,760,831.

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



In 1997, the Company's board of directors approved the 1997 Stock Option and Incentive Plan for directors, employees and other persons acting on behalf of the Company, under which the aggregate number of shares authorized for issuance is 7,500,000. As of December 31, 2001, the number of shares available for grant under this plan was 2,362,993.

In 1996, the Company's board of directors and shareholders approved the 1996 Directors' Stock Option Plan, under which the aggregate number of shares of Class A common stock authorized for issuance is 5,400,000. The plan provides that each director shall receive options to purchase 200,000 shares of Class A common stock for services rendered as a director during each entire calendar year or portion of a calendar year in excess of six months. The exercise price of such options is the closing market price of the Class A common stock on the date the options are granted. The option term is 10 years from date of grant. As of December 31, 2001, the number of shares available for grant under this plan was 2,800,000.

In 1996, the Company's board of directors approved a Long-Term Stock Investment and Incentive Plan for officers, key employees and other persons acting on behalf of the Company under which the aggregate number of shares authorized for issuance is 900,000. The exercise price of these options is the closing market price of the Class A common stock on the date the options are granted. The term of the plan is 10 years and options are subject to a three-year vesting schedule, pursuant to which one-third of the total number of options granted may be exercised each year. As of December 31, 2001, the number of shares available for grant under this plan was 773,666.

In 1999, the Company granted options to purchase 400,000 shares of Class A common stock to new members of the board of directors, waiving the requirement that they serve for six months prior to such granting. In 2000, options to purchase 1,000,000 shares of Class A common stock were granted to members of the board of directors for services performed as directors during the year. In 2001 and 2000, options to purchase 1,500,000 shares and 3,800,000 shares, respectively, of Class A common stock, were issued to directors who were also executive officers of the Company for compensation and other services rendered to the Company. No such options were issued in 1999.

A summary of options granted under the Company's various stock option plans for the years ended December 31, 2001, 2000 and 1999 is presented below:

                                                        2001                       2000                           1999
                                                       ------                     ------                         -----
                                                              Weighted                      Weighted                     Weighted
                                                              Average                        Average                       Average
                                                Stock         Exercise        Stock         Exercise        Stock        Exercise
                                               Options         Price         Options          Price         Options         Price
                                               ------------  ---------      ------------   ----------     ------------   ----------
  Outstanding at beginning of the year          19,857,700   $   2.97        14,355,900      $  4.06       15,877,782      $  4.10
       Granted                                   8,134,950       0.22         7,116,067         0.65        1,294,000         1.31
       Exercised                                   (35,000)      0.39          (938,697)        1.00              --            --
       Forfeited or canceled                    (3,878,837)      4.23          (675,570)        4.59       (2,815,882)        3.01
                                               ------------                 ------------                  ------------
  Outstanding at end of the year                24,078,813       1.84        19,857,700         2.97       14,355,900         4.06
                                               ============                 ============                  ============
  Exercisable at the end of the year            16,981,906       2.50        18,923,001         3.07       13,484,237         4.20
                                               ============                 ============                  ============

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


  A summary of options outstanding and options exercisable under the Company's various stock option plans at December 31, 2001 is presented below:


                               Options Outstanding                                     Options Exercisable
      --------------------------------------------------------------------------   --------------------------------
                                                   Weighted
                                                   Average           Weighted                           Weighted
        Range of                                  Remaining           Average                            Average
        Exercise              Number             Contractual         Exercise        Number             Exercise
         Prices             Outstanding             Life               Price       Exercisable            Price
         ------             -----------             ----               -----       -----------            -----
      $ 0.07-1.00            12,887,110        8.9 years           $     0.32         5,881,866         $   0.41
        1.01-1.78             5,028,800        7.9 years                 1.12         4,937,137             1.12
        2.97-4.06             1,893,000        4.6 years                 3.95         1,893,000             3.95
        5.06-6.00               801,000        5.9 years                 5.68           801,000             5.68
        6.50-8.50             3,468,903        5.5 years                 6.51         3,468,903             6.51
                             ----------                                            ------------
      $ 0.07-8.50            24,078,813        7.8 years                 1.84        16,981,906             2.50
                             ==========                                            ============

  Had compensation expense for these options been determined in accordance with the method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net loss per common share would have been increased to the pro forma amounts indicated below for the years ended December 31, 2001, 2000, and 1999:


                                                                    2001           2000            1999
                                                                   ------         ------           -----
  Net loss attributable to common stockholders:
              As reported                                   $  24,576,088    $  26,097,081   $  23,773,026
           Pro forma                                           25,336,697       30,602,028      28,567,009
  Basic and diluted net loss per common share:
              As reported                                   $       (0.10)   $       (0.16)  $       (0.31)
           Pro forma                                                (0.11)           (0.19)          (0.37)

  The weighted average fair value of options granted during the years ended December 31, 2001, 2000 and 1999 were $0.27, $0.64 and $1.31, respectively.

  The fair value of options and warrants is estimated on the date granted using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during 2001, 2000 and 1999:


                                    2001         2000          1999
                                   ------       ------        -----
  Risk-free interest rate          4.66%        6.08%         5.70%
  Expected dividend yield           0.0%         0.0%          0.0%
  Expected exercise lives         5 years      5 years       5 years
  Expected volatility               130%         130%          102%

  The estimated fair value of options granted is subject to the assumptions made, and if the assumptions were to change the estimated fair value amounts could be significantly different.

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


  Warrants - A summary of warrants granted by the Company during the years ended December 31, 2001, 2000 and 1999 is presented below:


                                                         2001                        2000                         1999
                                               ------------------------      ------------------------   -------------------------
                                                              Weighted                      Weighted                   Weighted
                                                               Average                      Average                     Average
                                                              Exercise                      Exercise                   Exercise
                                                Shares          Price          Shares        Price       Shares          Price
                                               -----------   ----------      -----------   ----------   ------------  -----------
  Outstanding at beginning of the year           3,470,000    $  2.06         3,025,000      $  2.71      1,925,000    $   13.08
       Granted                                     250,000       0.33           945,000         0.93      2,250,000         0.66

       Exercised                                        --         --          (300,000)        0.93           --            --
       Forfeited                                  (845,000)      0.92          (200,000)        8.13     (1,150,000)       16.06
                                               -----------                   -----------                ------------
  Outstanding at end of the year                 2,875,000       2.22         3,470,000         2.06      3,025,000         2.71
                                               ===========                   ===========                ============
  Exercisable at end of the year                 2,875,000       2.22         3,470,000         2.06      2,525,000         3.16
                                               ===========               \    ===========                ============

  Stock Appreciation Rights - The option plans described above also provide for stock appreciation rights that allow the grantee to receive shares of Class A common stock equivalent in value to the difference between the designated exercise price and the fair market value of Class A common stock at the date of exercise. In 2000, stock appreciation rights related to 400,000 outstanding stock options with a weighted average exercise price of $1.18 were exercised resulting in the recording of $628,000 of selling, general and administrative expense. As of December 31, 2001, there are options to purchase 33,334 shares of Class A common stock outstanding which provide for stock appreciation rights, all of which have an exercise price of $1.00 per share. If not exercised by September 2002, the remaining options with these rights will expire.

  13.  RELATED-PARTY  TRANSACTIONS

  Purchase of Technology Rights - In February 2000, the Company entered into an agreement to purchase from an executive officer and director of the Company, all of his rights and interests in certain methods and apparatus for integrated voice and pen input for use in computer systems. In payment for this technology, the Company granted the executive officer warrants to purchase 600,000 shares of the Company's Class A common stock at an exercise price of $1.00 per share. The warrants expire on February 10, 2010. Also, the Company granted the executive officer the right to repurchase the technology from the Company at fair market value if the Company subsequently determines not to commercialize the technologies.

  Guarantees of Company Obligations and Related Indemnity Agreement - In 1998 and 1999, two executive officers and directors and a former executive officer and director of the Company (the "Guarantors") guaranteed certain obligations of the Company, including obligations under the Series C debentures and certain real estate leases.

  In March 1999, the Guarantors pledged 6,000,000 shares of Class A common stock as collateral security for the Series C convertible debentures. In consideration for this pledge, the board of directors authorized the issuance of warrants to the Guarantors to purchase one share of Class A common stock for every three shares pledged. The purchase warrants would have a term of 10 years and an exercise price of 125 percent of the closing bid price of the Company's common stock on January 29, 1999, the date of issuance of the debentures. The warrants would not have been exercisable for at least six months after the date of issuance. The Guarantors subsequently deferred receipt of the warrants, but retained the right to accept them at some later date. Accordingly, no warrants have yet been issued pursuant to this transaction. The Company also agreed to indemnify the Guarantors if they were

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


  required to pay any sums for the benefit of the Company under their guaranty of the Series C convertible debentures. The indemnity agreement provides that the Company would issue shares of Class A common stock of sufficient value to reimburse the guarantors in full, plus interest at 10 percent per annum, for all costs associated with meeting the guarantee commitment, including any income taxes resulting therefrom.

  Subsequent to the March 1999 Series C debenture issuance, the holders of the Series C debentures notified the Company and the Guarantors that a default had occurred under certain terms of the stock pledge agreement and that the holders had sold the 6,000,000 shares pledged by the Guarantors. The proceeds from the sale of the pledged shares were applied to certain penalties incurred on the Series D preferred stock (held by a related group of investors) and the remainder was applied to reduce the principal balance of the Series C convertible debentures as of September 30, 1999 (see Note 8). Under its indemnity agreement with the Guarantors, the Company issued 6,000,000 replacement shares to the Guarantors for the shares sold and reimbursed the Guarantors for resulting costs. Accordingly, the Company recorded an expense of $1,296,600 during 1999.

  In December 1998, the Guarantors guaranteed certain additional obligations of the Company. As security for some of the guarantees, the Guarantors also pledged shares of Class A common stock beneficially owned by them. In March 1999, 143,230 of the shares pledged to a bank were sold by the bank and the proceeds were used to pay Company credit card balances and the related accrued interest in full totaling $244,824. In May 1999, 100,000 of the shares pledged to another creditor of the Company were sold by the creditor and the proceeds, totaling $72,335, were used to pay amounts owed by the Company. The Company recorded an expense of $146,700 during 1999 to reimburse the Guarantors for expenses resulting from these sales.

  During 1999, two executive officers of the Company advanced funds totaling $317,159 related to sales of shares of the Company's stock owned by them that was pledged as collateral under certain borrowing agreements. The balance was subsequently repaid in full in 1999. Also, an executive officer of the Company advanced an additional $68,691 to the Company for operating expenses, all of which was subsequently repaid to him in 1999.

  SCC Asset Management Inc. - SCC Asset Management, Inc. ("SCC"), formerly Studdert Companies Corp., is a Utah corporation that previously provided investment and management services to the Company. Two of the officers, directors and owners of SCC are directors and executive officers of the Company. A third officer, director and owner of SCC is a former director and executive officer of the Company. The Company rents office space under subleases from SCC. Payments under the leases are guaranteed by three officers, owners and directors of SCC noted above. The subleases require monthly payments of $10,368. Payments for the sublease and related expenses amounted to $149,261 in 2001, $111,196 in 2000 and $124,416 in 1999.

  Other Transactions - In December 1999, the Company issued warrants to purchase 250,000 of the Company's Class A common stock to a law firm having a weighted-average exercise price of $0.31 and a term of five years. During 2001, 2000 and 1999, the Company paid approximately $847,000, $505,000, and $902,000, respectively, to the law firm for services provided to the Company.

  14.  RESEARCH AND PRODUCT DEVELOPMENT

  Synergetics - Prior to March 1997, the Company's scientific research and development activities were conducted solely by Synergetics, pursuant to product development and assignment contracts (collectively, the "Synergetics Agreement"). Under that arrangement, Synergetics provided personnel and facilities, and the Company financed the Synergetics research and development activities on an as-required basis and the Company was obligated to pay to Synergetics a royalty of 10 percent (the "Royalty") of net revenues from sales of products incorporating Synergetics' "VoiceBox" technology as well as technology derivatives thereof. Synergetics compensated its

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


  developers and others contributing to the development effort, in part, by granting "Project Shares" to share in a portion of the Royalty received by Synergetics. On April 6, 1998, the Company and Synergetics entered into a Royalty Modification Agreement whereby the Company agreed to offer an aggregate of 4,800,000 non- transferable common stock purchase warrants to the holders of the Project Shares in consideration for which Synergetics agreed to cancel any further obligation on the part of the Company to pay the Royalty. In 2000, the Company and Synergetics entered into a Restated Royalty Modification Agreement whereby the Company paid Synergetics $28,000 to cancel the obligation of the Company to pay the Royalty. The Company has no further obligations to Synergetics, including prior obligations to issue 4,800,000 warrants.

  Under the terms of the Synergetics Agreement, as modified, the Company incurred no expenses in 2001, $28,000 in 2000 and $50,455 in 1999 for research and development efforts.

  Adiva - During 1998 and 1999, the Company utilized the research and development services of Adiva. The president of Adiva is also the president of Synergetics and IMC2. In 2000, the Company terminated its relationship with Adiva and made a final payment of $85,000 in settlement of the relationship. The Company incurred expenses of $85,000 in 2000 and $63,395 in 1999 for services provided by Adiva.

  IMC2 - In March 1998, the Company entered into a professional services agreement with IMC2, a research and development entity, to provide assistance to the Company in the continuing development of specific ASR technologies. The president of IMC2 is also the president of Synergetics and Adiva. The agreement was for an initial term of 36 months and required the Company to make monthly payments of $22,000. In February 2001, the Company and IMC2 agreed to extend the contract on a month-to-month basis. Under the terms of the agreement, the Company expended $391,000 in 2001, $264,000 in 2000 and $264,000 in 1999 for research and development efforts provided by IMC2.

  Advocast - In July 1997, the Company entered into an arrangement with Advocast, Inc. ("Advocast"), an Internet research and development entity, whereby Advocast assisted the Company in development of technologies to create and locate searchable databases on the Internet through the use of interactive video and voice technologies. Under the terms of the arrangement, the Company paid $816,750 in 1998 and $705,005 in 1997 for Advocast research and development efforts.

  On November 25, 1998, Advocast issued 60,200 shares of Advocast Series A 6% convertible preferred stock ("Advocast Preferred Stock") to the Company and the chief executive officer of the Company became a director of Advocast. The Advocast Preferred Stock, if converted to Advocast common stock, represented less than 20 percent of the total outstanding shares of Advocast voting common stock. Advocast is a development stage company with minimal operations and no market for its stock. As a result, there was substantial uncertainty as to the value of the Advocast Preferred Stock and the Company did not record a value for the Advocast shares in its consolidated financial statements.

  On February 26, 2001, Fonix agreed to provide to Advocast an additional $100,000 of financing under the terms of a six percent secured convertible debenture due February 26, 2002. Fonix advanced $57,498 under the debenture. The debenture was convertible into shares of Advocast common stock at a rate of $8.62 per share at the option of Fonix. Furthermore, Fonix had the right to convert its Advocast Preferred Stock into additional principal under the debenture at a rate of $25 per share of Advocast
  Preferred Stock. If converted, the resulting balance due under the debenture was subject

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


  to the same terms of conversion into Advocast common stock or became due and payable six months following the original due date of the convertible debenture. Advocast and Fonix also agreed that Advocast would provide consulting services to Fonix for development of Internet applications of the Company's technologies. The term of the agreement was three months and could be renewed at the Company's option for an additional three months. Fonix paid $30,000 to Advocast pursuant to the consulting agreement.

  On June 18, 2001, Fonix canceled the debenture, terminated the consulting agreement, agreed that Advocast could redeem the Advocast Preferred Stock owned by Fonix and issued warrants to Advocast for the purchase of 250,000 shares of Fonix Class A common stock at an exercise price of $0.33 per share in return for a perpetual, fully paid-up, nonexclusive license to certain technology developed by Advocast for Internet speech applications. The warrants were valued at $62,500 using the Black-Scholes option pricing model and were recorded as product development costs at the date of the transaction. Fonix has no further obligation to provide funding, management consultation and development services or technology to Advocast.

  15.  INCOME TAXES

At December 31, 2001 and 2000, net deferred income tax assets, before considering the valuation allowance, totaled $37,549,884 and $30,159,421, respectively. The amount of and ultimate realization of the benefits from the deferred income tax assets is dependent, in part, upon the tax laws in effect, the Company's future earnings, and other future events, the effects of which cannot be determined. The Company has established a valuation allowance for all deferred income tax assets not offset by deferred income tax liabilities due to the uncertainty of their realization. The benefit for income taxes in the accompanying consolidated statement of operations for 1999 represents net operating loss carryforwards utilized to offset income tax liabilities associated with the sale of the HSG and the gain on forgiveness of debt. The net change in the valuation allowance was an increase of $7,390,463 for 2001 and $5,073,474 for 2000.

At December 31, 2001, the Company has unused federal net operating loss carryforwards available of approximately $91,290,000 and unused state net operating loss carryforwards of approximately $82,570,000 which may be applied against future taxable income, if any, and which expire in various years from 2008 through 2021. The Internal Revenue Code contains provisions which likely will reduce or limit the availability and utilization of these net operating loss carryforwards. For example, limitations are imposed on the utilization of net operating loss carryforwards if certain ownership changes have taken place or will take place. The Company has not performed an analysis to determine whether any such limitations have occurred.

The temporary differences and carryforwards which give rise to the deferred income tax assets as of December 31, 2001 and 2000 are as follows:

Deferred income tax assets:                           2001             2000
                                                ---------------  ----------------
       Net operating loss carryforwards:
           Federal                              $    31,039,516      $24,673,999
                                                     24,673,999       24,673,999
           State                                      2,724,704        2,106,874

       Research and development credits               2,366,311        2,224,742
       Accrued liabilities                              800,197          798,240
       Deferred revenues                                389,515          274,689
       Other                                            229,641           80,877
                                                ---------------  ----------------
       Total deferred income tax assets              37,549,884       30,159,421
       Valuation allowance                          (37,549,884)     (30,159,421)
                                                ---------------  ----------------
       Net deferred income tax assets           $            --  $            --
                                                ---------------  ----------------

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




  A reconciliation of income taxes at the federal statutory rate to the Company's effective rate is as follows:






                                                                         Year Ended December 31,
                                                                   2001            2000           1999
                                                                -----------     ---------      ---------

  Federal statutory income tax rate                                34.0%          34.0%          34.0%

  State and local income tax rate, net of federal
  benefit                                                           3.3            3.3            3.3
  Non-deductible items                                             (7.8)         (14.8)          (9.0)
                                                                                 (22.2)


  Valuation allowance                                             (22.2)                        (14.0)
                                                                -----------                    ---------
  Effective income tax rate                                         0.0%           0.3%         14.3%
                                                                ===========     =========      =========







  16.  COMMITMENTS AND CONTINGENCIES

  Executive Employment Agreements - The Company has employment agreements with two executive officers that were initiated November 1, 1996 and amended effective January 31, 2000 to extend the term of the agreements and reduce the base compensation. The current annual base salary for each executive officer is $309,400 and may be adjusted upward in future years as deemed appropriate by the Company's board of directors. The expiration date of the agreements is December 31, 2005. In July 2000, as compensation for extending the term of each agreement at a compensation level less than provided in the original agreement, each executive was granted options to purchase 1,400,000 shares of the Company's Class A common stock at an exercise price of $1.01. These options vested immediately and expire on July 19, 2010.

  In the event that, during the contract term, both a change of control occurs, and within six months after such change in control occurs, the executive's employment is terminated by the Company for any reason other than cause, death, or retirement, the executive shall be entitled to receive an amount in cash equal to all base salary then and thereafter payable within 30 days of termination.

  Another executive officer of the Company resigned in January 1999 and his employment agreement was canceled. He subsequently entered into a separation agreement pursuant to which he was paid $250,000 per year for the years ended January 31, 2000 and 2001, and $100,000 for the year ended January 31, 2002. The Company has no further obligations to the former executive.

  During 2000, the Company entered into employment contracts with two other executive officers which expire in January 31, 2003. The minimum annual salaries required by these agreements total $460,000. The executive employees are also entitled to other normal benefits extended to executives and employees of the Company. In the event that, during the contract term, both a change of control occurs and, within six months after such change in control was to occur, the executive officers' services are terminated by the Company for any reason other than cause, death or retirement, the executive officers shall be entitled to receive an amount in cash equal to all base salary then and thereafter payable within 30 days of termination. The agreements contain a non-disclosure, confidentiality, non-solicitation and non-competition clause. Under the terms of the non-competition clause, each

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


  executive has agreed that for a period of 18 months after the termination of his employment with the Company the executive will not engage in any capacity in a business which competes with or may compete with the Company.

  Other Employment Agreements - On January 23, 2001, the Company entered into an employment agreement with an employee under which the employee is paid an annual salary of $225,000 and received options to purchase 600,000 shares of the Company's Class A common stock at an exercise price of $0.49 per share. Vesting of the options was to occurr over the term of the contract as follows:
  100,000 on January 23, 2001, 100,000 on November 30, 2001, 200,000 on November
  30, 2002, and 200,000 on November 30, 2003. The agreement was to expire November 30, 2003, but was terminated by mutual agreement.

  Professional Services Agreements - In 2001, the Company entered into a professional services agreement with a marketing consultant. The terms of the agreement require monthly payments of $20,000 for a period of 24 months. Also, in connection with the agreement, the Company issued options to purchase 500,000 shares of Class A common stock. The options were valued at $0.06 per share using the Black-Scholes option pricing model assuming a risk-free interest rate of 4.62 percent, expected dividend yield of 0 percent; expected exercise life of five years, and expected volatility of 130 percent. The resulting amount was recorded as deferred consulting expense and is being amortized into general and administrative expense over the period of service.

  In July 2000, the Company entered into professional services agreements with two consulting firms. In connection with these agreements, the Company issued a total of 1,000,000 shares of Class A common stock. The stock was valued at $1,015,600 using the fair value of the Class A common stock on the date each contract commenced and was recorded as deferred consulting expense and amortized as general and administrative expense over the period of service.

  In May 2000, the Company issued 250,000 shares of Class A common stock (having a market value of $312,500 at that date) to an unrelated third party in consideration for services rendered in connection with equity financing transactions.

  In January 2000, the Company issued warrants to purchase 300,000 shares of Class A common stock for services rendered by a professional services firm. The warrants have a three-year life, exercise prices ranging from $0.28 to $1.25 per share and vested during the year ended December 31, 2000.

  In December 1999, the Company entered into professional services agreements with two consulting firms. In connection with these agreements, the Company issued 1,000,000 shares of Class A common stock. The stock was valued at $375,000 using the fair value of the Class A common stock on the date each contract commenced which amount was recorded as deferred consulting expense and amortized as general and administrative expense over the period of service in 2000 and 1999.

  In December 1999, the Company issued warrants to purchase 1,000,000 shares of Class A common stock to professional advisors and consultants. The warrants were valued at $0.26 per share using the Black-Scholes option pricing model assuming a risk-free interest rate of 6.33 percent, expected dividend yield of 0 percent; expected exercise life of five years, and expected volatility of 130 percent. The resulting amount was recorded as deferred consulting expense and amortized as general and administrative expense over the period of service in 2000.

  Babel Infovox AB ("Infovox") is a Swedish telecommunications company that has developed multiple language capability for integration into TTS applications. In October 2000, the Company entered into a revenue sharing arrangement with Infovox that provides that Fonix will pay a percentage of revenue to Infovox for Fonix licenses of TTS technology that include languages other than American English provided by Infovox. In connection with

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


  this agreement, the Company has made prepayments of $20,000, against which payment due to Infovox are credited. Through December 31, 2001, the Company had credited $2,898 against this prepayment.

  Operating Lease Agreements - The Company leases certain facilities and equipment used in its operations. The amount of commitments for non-cancelable operating leases in effect at December 31, 2001, were as follows:


         Year ending December 31,
                    2002                            $    881,224
                    2003                                 517,379
                    2004                                 294,652
                                                   -------------
                                                    $  1,693,255

  The Company incurred rental expense, net of subleases, of $627,304, $413,382 and $764,930 during 2001, 2000 and 1999, respectively, related to these leases.

  Effective May 14, 1999, the Company entered into an agreement to sublease 10,224 square feet of its Draper, Utah facility to an unrelated third party. The agreement required the sublessee to pay $13,961 per month, or approximately 40 percent of the Company's monthly obligation under the primary lease agreement. The sublease agreement expired December 31, 2000.

  Effective May 25, 1999, the Company entered into an agreement to sublease its Cupertino, California facility to an unrelated third party. The agreement requires the sublessee to pay $35,432 per month through May 31, 2003.

  Forgiveness of Trade Payables and Accrued Interest - The Company negotiated reductions in amounts due various trade vendors amounting to $78,864 in 2000 and $526,697 in 1999. Additionally, the Company negotiated reductions in accrued interest owed to certain note holders amounting to $229,055 in 1999. These amounts have been accounted for as an extraordinary item in the accompanying consolidated statements of operations.

  17. LITIGATION

  Oregon Graduate Institute - On July 28, 1999, Oregon Graduate Institute ("OGI") filed a notice of default, demand for mediation and demand for arbitration with the American Arbitration Association. In its demand, OGI asserted that the Company was in default under three separate agreements between the Company and OGI in the total amount of $175,000. In December 2000, a settlement was reached that required the Company to pay $27,500 in cash and issue 260,145 shares of Class A common stock, valued at $81,295 at the date of settlement, and required that OGI return equipment previously loaned by Fonix.

  Clarke - In November 1998, Fonix filed a suit against John R. Clarke and Perpetual Growth Fund, a company affiliated with Clarke, in Federal Court for the Central District of Utah seeking a declaratory judgment that it did not owe any money to Clarke and Perpetual Growth relating to certain financing Fonix received during 1998 and thereafter. The case was tried in March 2001, after which the court ruled in favor of Fonix and determined that Clarke and Perpetual Growth had no claims for "trailing fees" with regard to the financings which were the subject of the suit. Clarke and Perpetual Growth have appealed the decision to the United States Court of Appeals for the Tenth Circuit, but that court has not yet rendered a decision. The Company believes that the claims of Clarke and Perpetual Growth are without merit and will continue to vigorously oppose those claims.

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Other - The Company is involved in various claims and proceedings arising in the ordinary course of business. Management believes, after consultation with legal counsel, that the ultimate disposition of these matters will not materially impact the consolidated financial position, liquidity or results of operations of the Company.

  18.  EMPLOYEE PROFIT SHARING PLAN

  The Company has a 401(k) profit sharing plan covering essentially all of its full-time employees. Under the plan, employees may reduce their salaries, in amounts allowed by law, and contribute the salary reduction amount to the plan on a pretax basis. The plan also allows the Company to make matching and profit sharing contributions as determined by the board of directors. To date, no matching or profit sharing contributions have been made by the Company.

  19.  SIGNIFICANT CUSTOMERS

  Of the Company's revenue for 2001, $593,371 was from sources in the United States and $14,273 from South Korea. All of the Company's revenues for 2000 and 1999 were sourced from the United States. In 2001, no single customer generated more than 10 percent of the Company's total revenue. Of the $656,853 of revenues in 2000, $125,000 was from Motorola, and $87,250 was from NuvoMedia, Inc. Of the $439,507 of revenues in 1999, $209,401 was from one customer, General Magic. No other customer accounted for more than 10 percent of the Company's total revenues for the years presented.

  20.  SUBSEQUENT EVENT

  Stock Options - Subsequent to December 31, 2001, through February 26, 2002, the Company granted 5,042,000 options to employees, officers and directors under Company option plans. The options were granted at the quoted market price on the date of the grant and have exercise prices ranging from $0.05 to $0.11 per share. Of the options granted, 1,000,000 vest immediately and the balance vest over three years.

                                      INDEX


Quarterly Financial Statements (Unaudited)

         Condensed Consolidated Balance Sheets - As of
         March 31, 2002 and December 31, 2001                                Q-2

         Condensed Consolidated Statements of Operations and
         Comprehensive Loss for the Three Months Ended March
         31, 2002 and 2001                                                   Q-3

         Condensed Consolidated Statements of Cash Flows for
         the Three Months EndedMarch 31, 2002 and 2001                       Q-4

         Notes to Condensed Consolidated Financial Statements                Q-6

                                Fonix Corporation
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

ASSETS
                                                                                              March 31,        December 31,
                                                                                                2002               2001
                                                                                          -----------------  -----------------
Current assets:
       Cash and cash equivalents                                                          $        648,027   $        201,401
       Common stock subscriptions receivable                                                     1,064,970            852,970
       Accounts receivable                                                                          37,330             58,170
       Inventory                                                                                    41,373             37,154
       Prepaid expenses and other current assets                                                   237,308             95,072
                                                                                          -----------------  -----------------

            Total current assets                                                                 2,029,008          1,244,767

Property and equipment, net of accumulated depreciation of $1,402,934
        and $1,314,960, respectively                                                               843,575            903,159

Convertible note receivable                                                                      1,285,000            630,000

Investment in and note receivable from affiliate, net of unamortized
        discount of $73,173                                                                      2,134,731          2,358,519

Intangible assets, net of accumulated amortization of $8,143,461 and
        $7,757,321, respectively                                                                 9,422,901          9,809,041

Other assets                                                                                       123,008            123,052
                                                                                          -----------------  -----------------

            Total assets                                                                  $     15,838,223   $     15,068,538
                                                                                          =================  =================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
       Note payable to affiliate, net of unamortized discount of $31,054                  $        968,946   $      1,484,753
       Note payable, net of unamortized discount of $19,110                                        800,890          1,239,755
       Notes payable - related parties                                                              77,625             77,625
       Accounts payable                                                                            754,592          1,062,237
       Accrued liabilities                                                                       1,355,884            981,066
       Accrued liabilities - related parties                                                     1,443,300          1,451,633
       Deferred revenues                                                                         1,213,524          1,049,849
                                                                                          -----------------  -----------------

            Total current liabilities                                                            6,614,761          7,346,918
                                                                                          -----------------  -----------------

Commitments and contingencies (Notes 1, 3, and 5)

Stockholders' equity:
       Preferred stock, $0.0001 par value; 50,000,000 shares authorized; Series
            A, convertible; 166,667 shares outstanding
                 (aggregate liquidation preference of $6,055,012)                                  500,000            500,000
       Common stock, $0.0001 par value; 500,000,000 shares authorized;
            Class A voting, 463,280,512 and 350,195,641 shares outstanding, respectively            46,328             35,020
            Class B non-voting, none outstanding                                                         -                  -
       Additional paid-in capital                                                              179,248,199        171,985,508
       Outstanding warrants to purchase Class A common stock                                    2,736,400          2,832,400
       Deferred consulting expenses                                                                (13,888)           (17,777)
       Cumulative foreign currency translation adjustment                                            1,969              2,841
       Accumulated deficit                                                                    (173,295,546)      (167,616,372)
                                                                                          -----------------  -----------------

            Total stockholders' equity                                                           9,223,462          7,721,620
                                                                                          -----------------  -----------------

            Total liabilities and stockholders' equity                                    $     15,838,223   $     15,068,538
                                                                                          =================  =================

     See accompanying notes to condensed consolidated financial statements.

                                Fonix Corporation
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                             AND COMPREHENSIVE LOSS
                                   (Unaudited)


                                                                                       Three Months Ended March 31,
                                                                                   -------------------------------------
                                                                                         2002               2001
                                                                                   -----------------  ------------------


Revenues                                                                           $        298,785   $         132,713
Cost of revenues                                                                             18,005               6,999
                                                                                   -----------------  ------------------

      Gross profit                                                                          280,780             125,714
                                                                                   -----------------  ------------------

Expenses:
      Selling, general and administrative                                                 3,191,381           2,144,586
      Product development and research                                                    2,124,315           1,650,945
      Amortization of intangible assets                                                     386,139             614,157
                                                                                   -----------------  ------------------

          Total expenses                                                                  5,701,835           4,409,688
                                                                                   -----------------  ------------------

Loss from operations                                                                     (5,421,055)         (4,283,974)
                                                                                   -----------------  ------------------

Other income (expense):
      Interest income                                                                        27,935              38,249
      Interest expense                                                                      (57,748)             (2,892)
                                                                                   -----------------  ------------------

          Total other income (expense), net                                                 (29,813)             35,357
                                                                                   -----------------  ------------------

Loss from operations before equity in net loss of affiliate                              (5,450,868)         (4,248,617)

Equity in net loss of affiliate                                                            (228,306)                  -
                                                                                   -----------------  ------------------

Net loss                                                                                 (5,679,174)         (4,248,617)

Other comprehensive loss - foreign currency translation                                        (872)                  -
                                                                                   -----------------  ------------------

Comprehensive loss                                                                 $     (5,680,046)  $      (4,248,617)
                                                                                   =================  ==================


Basic and diluted net loss per common share                                        $          (0.01)  $           (0.02)
                                                                                   =================  ==================

     See accompanying notes to condensed consolidated financial statements.

                                Fonix Corporation
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)

                Increase (Decrease) in Cash and Cash Equivalents


                                                                                     Three Months Ended March 31,
                                                                                     ------------------------------
                                                                                         2002            2001
                                                                                     --------------  --------------
Cash flows from operating activities:
      Net loss                                                                       $  (5,679,174)  $  (4,248,617)
      Adjustments to reconcile net loss to net cash
        used in operating activities:
        Non-cash compensation expense related to issuance of stock options                   3,889               -
        Accretion of discount on note receivable from affiliate                             (4,518)              -
        Accretion of discount on note payable to affiliate                                  34,193               -
        Accretion of discount on note payable                                               21,135               -
        Depreciation and amortization                                                      474,163         711,691
        Equity in net loss of affiliate                                                    228,306               -
        Changes in assets and liabilities:
           Accounts receivable                                                              20,840         131,872
           Inventory                                                                        (4,219)              -
           Prepaid expenses and other current assets                                      (142,236)        (92,365)
           Funds held in escrow                                                                  -       2,151,006
           Other assets                                                                         44         (84,025)
           Accounts payable                                                               (307,645)       (152,900)
           Accrued liabilities                                                             390,566           5,698
           Accrued liabilities - related party                                              (8,333)        (37,500)
           Deferred revenues                                                               163,675         220,745
           Cumulative foreign currency translation adjustment                                 (738)              -
                                                                                     --------------  --------------

        Net cash used in operating activities                                           (4,810,052)     (1,394,395)
                                                                                     --------------  --------------

Cash flows from investing activities:
      Issuance of notes receivable                                                        (655,000)       (200,000)
      Purchase of property and equipment                                                   (28,573)       (189,787)
                                                                                     --------------  --------------

        Net cash used in investing activities                                             (683,573)       (389,787)
                                                                                     --------------  --------------

Cash flows from financing activities:
      Proceeds from sale of Class A common stock, net                                    6,113,029       2,919,700
      Receipt of common stock subscription receivable                                      852,970               -
      Payments on note payable to affiliate                                               (550,000)              -
      Payments on note payable                                                            (460,000)              -
      Principal payments on capital lease obligation                                       (15,748)        (10,647)
                                                                                     --------------  --------------

        Net cash provided by financing activities                                        5,940,251       2,909,053
                                                                                     --------------  --------------

Net increase in cash and cash equivalents                                                  446,626       1,124,871

Cash and cash equivalents at beginning of period                                           201,401       1,413,627
                                                                                     --------------  --------------

Cash and cash equivalents at end of period                                           $     648,027   $   2,538,498
                                                                                     ==============  ==============


     See accompanying notes to condensed consolidated financial statements.

                                Fonix Corporation
           CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)




                                                                                           Three Months Ended
                                                                                               March 31,
                                                                                      -----------------------------
Supplemental disclosure of cash flow information:                                         2002           2001
                                                                                      -------------- --------------

      Cash paid during the period for interest                                        $      55,725  $       1,512

Supplemental Schedule of Non-cash Investing and Financing Activities:

      For the Three Months Ended March 31, 2002:

       Issued 13,394,216 shares of Class A common stock for $1,064,970 in subscriptions receivable.


      For the Three Months Ended March 31, 2001:

       Preferred stock dividends of $9,281 were accrued on Series D and Series F preferred stock.

       Converted 164,500 shares of Series D preferred stock and related dividends of $320,949 into 13,978,440 shares of Class A common stock.

       Converted 6,073 shares of Series F preferred stock and related dividends of $6,853 into 519,067 shares of Class A common stock.


     See accompanying notes to condensed consolidated financial statements.

                               FONIX CORPORATION
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying unaudited condensed consolidated financial statements of Fonix Corporation and subsidiaries (collectively, the "Company" or "Fonix") have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the following disclosures are adequate to make the information presented not misleading.

These condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments) that, in the opinion of management, are necessary to present fairly the financial position and results of operations of the Company for the periods presented. The Company's business strategy is not without risk, and readers of these condensed consolidated financial statements should carefully consider the risks set forth under the heading "Certain Significant Risk Factors" in the Company's 2001 Annual Report on Form 10-K.

Operating results for the three months ended March 31, 2002, are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. The Company suggests that these condensed consolidated financial statements be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's 2001 Annual Report on Form 10-K.

The Company has incurred significant losses since inception. The Company incurred negative cash flows from operating activities of $4,810,052 during the three months ended March 31, 2002. Sales of products based on the Company's technologies have not been sufficient to finance ongoing operations. As of March 31, 2002, the Company had negative working capital of $4,585,753 and an accumulated deficit of $173,295,546. The Company has limited capital available under its equity lines of credit. These matters raise substantial doubt about the Company's ability to continue as a going concern. The Company's continued existence is dependent upon several factors, including the Company's success in (1) increasing license, royalty and services revenues, (2) raising sufficient additional funding and (3) minimizing operating costs.

Net Loss Per Common Share - Basic and diluted net loss per common share are calculated by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. As of March 31, 2002 and 2001, there were outstanding common stock equivalents to purchase 32,302,576 and 24,931,367 shares of common stock, respectively, that were not included in the computation of diluted net loss per common share as their effect would have been anti-dilutive, thereby decreasing the net loss per common share.

The following table is a reconciliation of the net loss numerator of basic and diluted net loss per common share for the three months ended March 31, 2002 and 2001:

                                                            2002                           2001
                                                           ------                         -----
                                                                  Per Share                         Per Share
                                                      Amount          Amount          Amount          Amount
Net loss                                         $  (5,679,174)                  $  (4,248,617)
Preferred stock dividends                                    -                          (9,281)
                                                 ---------------                 --------------
Net loss attributable to common stockholders     $  (5,679,174)      $ (0.01)    $  (4,257,898)     $ (0.02)
                                                 ===============     ========    ==============     ========
Weighted average common shares outstanding         390,617,578                     201,741,921
                                                 ===============                 ==============



Imputed Interest Expense and Income- Interest is imputed on long-term debt obligations and notes receivable where management has determined that the contractual interest rates are below the market rate for instruments with similar risk characteristics (see Notes 3 and 5).

Comprehensive Loss - Other comprehensive loss presented in the accompanying condensed consolidated financial statements consists of cumulative foreign currency translation adjustments. The Company had no items of comprehensive loss prior to April 1, 2001.

Recently Enacted Accounting Standards - In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 eliminates the "pooling-of-interests" method of accounting for acquisitions and requires separate accounting for certain intangibles acquired in such transactions. The application of this standard did not have an impact on the Company's financial position and results of operations.

SFAS No. 142 changes the accounting for goodwill and intangible assets with indefinite lives from an amortization method to an impairment-only approach. Accordingly, effective January 1, 2002, amortization of goodwill and intangible assets with indefinite lives was discontinued. Other intangible assets will continue to be amortized over their useful lives.

Effective January 1, 2002, the Company adopted the requirements of SFAS No. 142. However, the Company has not yet assessed its goodwill and intangible assets with indefinite lives for impairment. The effect of the application of these requirements has not been determined; however, the amount of impairment could be material to the Company's financial position and results of operations. The Company intends to complete this assessment by June 30, 2002. Impairment adjustments, if any, will be reflected in the first quarter financial statements as required by SFAS No. 142. Any transitional impairment loss will be recognized as a cumulative effect of a change in accounting principle.

In August 2001, the FASB issued SFAS No. 143 , "Accounting for Asset Retirement Obligations." This statement establishes financial accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of this statement on January 1, 2002, did not have a material effect on the Company's financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement establishes financial accounting and reporting standards for the impairment or disposal of long-lived assets. The adoption of this statement on January 1, 2002, did not have a material effect on the Company's financial position or results of operations.

Reclassifications - Certain reclassifications have been made in the prior period condensed consolidated financial statements to conform with the current period presentation.

2. CONVERTIBLE NOTES RECEIVABLE

On December 1, 2001, the Company, as the lender, established and later amended a revolving line of credit and convertible promissory note with an unrelated entity (the "Borrower") that permits the Borrower to draw up to $2,000,000 for operations and other purposes, including the amounts loaned under the initial convertible promissory notes. The Borrower is a provider of natural-language-understanding solutions for customer resource management (CRM) applications. Fonix speech-enabling technology is a component of the Borrower's solutions. Draws on the line of credit bear interest at an annual rate of seven percent, which interest is payable quarterly beginning June 30, 2002, and are secured by intellectual property and other assets of the Borrower. The unpaid principal, together with interest accrued thereon, is due and payable on December 31, 2002, and is convertible into common shares of the Borrower at the Company's option. Based upon borrowings through March 31, 2002, such conversion at that date would have represented approximately 10 percent of the ownership of the Borrower.

During the three months ended March 31, 2002, the Borrower drew $655,000 on the line of credit, bringing total draws on the line of credit to $1,285,000 as of March 31, 2002. Subsequent to March 31, 2002, the Borrower drew an additional $110,000.

3. INVESTMENT IN AFFILIATE

In February 2001, the Company entered into a collaboration agreement with Audium Corporation ("Audium") to provide an integrated platform for generating Voice XML solutions for Internet and telephony systems. Audium is a mobile application service provider that builds and operates mobile applications that allow access to Internet information and to complete online transactions using any telephone. The collaboration includes integration of the Company's technologies with Audium's mobile applications development capability.

Note Receivable - In connection with the collaboration agreement with Audium, in February and May 2001 the Company advanced an aggregate of $400,000 to Audium as a bridge loan (the "Audium Note"). The loan bears interest at a rate of five percent per year and has a term of four years. The Audium Note is convertible into shares of Audium Series A Convertible Preferred Stock ("Audium Preferred Stock") and is secured by Audium's intellectual property.

Management determined that a 12 percent annual interest rate better reflects the risk characteristics of the Audium Note. Accordingly, interest was imputed at 12 percent and the Audium Note was recorded at its original present value of $302,909. For the three months ended March 31, 2002, the Company recorded interest income of $9,519, including contractual and imputed interest. As of March 31, 2002, the balance of the Audium Note was $326,827, net of the unaccreted discount of $73,173.

Investment in Affiliate - On April 11, 2001, the Company entered into a stock purchase agreement with Audium, wherein the Company agreed to purchase up to $2,800,000 of Audium Preferred Stock at a price of $1.46 per share. At closing, the Company paid $200,000 in cash and gave Audium a non-interest bearing note (the "Fonix Note") for the remaining $2,600,000. Each share of Audium Preferred Stock is convertible into one share of Audium's common stock.

At closing, Audium issued 14 share certificates to Fonix, each certificate for 136,986 shares of Audium Preferred Stock, and delivered one certificate in exchange for the initial payment of $200,000. The remaining certificates are held by Audium as collateral for the Fonix Note under the terms of a security agreement. For each monthly payment of $200,000 or multiple payments that aggregate $200,000, Audium will release to Fonix one certificate for 136,986 shares of Audium Preferred Stock.

At March 31, 2002, the Company's investment in Audium represented 26.7 percent of Audium's voting stock. As a result, the Company accounts for its investment in Audium using the equity method of accounting. Accordingly, for the three months ended March 31, 2002, the Company recognized a loss of $228,306 consisting of $136,732 to reflect the Company's share of Audium's net loss for the three months ended March 31, 2002, and $91,574 for the amortization of the difference between the purchase price of the Audium Preferred Stock and the Company's portion of Audium's net stockholders' deficit that is amortized on a straight-line basis over a period of eight years.

Note Payable to Affiliate - The Fonix Note was originally payable in 13 monthly installments of $200,000 beginning on June 1, 2001, and bears no interest unless an event of default occurs, in which case it will bear interest at 12 percent per year. No events of default have occurred to date.

Through September 30, 2001, three payments of $200,000 were made on the Fonix Note. Effective October 1, 2001, the terms of the Fonix Note were modified to reduce the monthly payments to the following amounts: $75,000 for September 2001, $100,000 for October 2001, $125,000 for November 2001 and $150,000 for
December 2001 and January 2002. Thereafter, monthly payments of $200,000 are scheduled through August 2002. No other terms of the original Fonix Note were affected by the modification. Through March 31, 2002, payments amounting to $1,600,000 were made as required by the modified terms. The payment due April 10, 2002 had not been made as of May 8, 2002.

Management determined that a 12 percent annual interest rate reflects the risk characteristics of the Fonix Note. Accordingly, interest has been imputed at 12 percent and the Company recorded a present value of $2,370,348 for the note payable. For the three months ended March 31, 2002, the Company recorded interest expense of $34,193 related to this note.

4. INTANGIBLE ASSETS

Intangible assets consist of purchased core technology, customer relationships, trademarks, patents and goodwill arising from the purchase of assets from Force Computers, Inc. and the acquisition of AcuVoice, Inc. Also included are direct costs incurred by the Company in applying for patents covering its technologies. Amortization is computed on a straight-line basis over the estimated useful lives ranging from five to ten years. Total accumulated amortization was $8,143,460 and $7,757,321 at March 31, 2002, and December 31, 2001,
respectively.

The carrying values of the Company's long-lived assets is reviewed for impairment whenever events or changes in circumstances indicate that they may not be recoverable. If such an event were to occur, the Company would project undiscounted cash flows to be generated from the use of the asset and its eventual disposition over the remaining life of the asset. If projections were to indicate that the carrying value of the long-lived asset would not be recoverable, the carrying value would be reduced by the estimated excess of the carrying value over the projected discounted cash flows. As of March 31, 2002, management of the Company did not consider any of the Company's long-lived assets to be impaired. However, should the Company's marketing and sales plans not materialize in the near term, the realization of the Company's intangible assets could be severely and negatively impacted. The accompanying condensed consolidated financial statements have been prepared based on management's estimates of realizability, which estimates may change due to factors beyond the control of the Company. (See "Recently Enacted Acocunting Standrds" in Note 1)

5.  PROMISSORY NOTE

On December 14, 2001, the Company entered into an Asset Purchase Agreement with Force Computers, Inc. ("Force"). As part of the purchase price Fonix issued a non-interest bearing promissory note in the amount of $1,280,000 (the "Force Note"). Installment payments are made on the Force Note over a 12 month period following the date of purchase. Management determined that a seven percent annual interest rate reflects the risk characteristics of the Force Note. Accordingly, interest has been imputed at seven percent and the Company recorded a discount of $40,245. For the three months ended March 31, 2002, the Company recorded interest expense of $19,684 related to the Force Note.

As collateral for the Force Note, 7,000,000 shares of the Company's Class A common stock were placed into escrow. To date, required payments have been made when due. As of March 31, 2002, payments amounting to $820,000 remain outstanding under the Force Note.

6. EQUITY LINES OF CREDIT

Equity Line of Credit - On August 8, 2000, the Company entered into a Private Equity Line Agreement ("Equity Line") with a private investor ("Equity Line Investor"), which gives the Company the right to draw up to $20,000,000 for Company operations and other purposes through a mechanism of draws and puts of stock. The Company is entitled to draw funds and to "put" to the Equity Line Investor shares of Class A common stock in lieu of repayment of the draw. The number of shares issued is determined by dividing the dollar amount of the draw by 90 percent of the average of the two lowest closing bid prices of Class A common stock over the seven trading-day period following the date the Company tenders the put notice. The Equity Line Investor funds the amounts requested by the Company within two trading days after the seven trading-day period.

During the three months ended March 31, 2002, draws amounting to $2,756,836 were converted into 26,187,136 shares of Class A common stock, including amounts recorded as subscriptions receivable (see below). Through March 31, 2002, draws taken under the Equity Line amounted to $19,740,343 and were converted to 79,577,732 shares of Class A common stock. Subsequent to March 31, 2002, an additional draw amounting to $259,657 was converted into 2,298,867 shares of Class A common stock. On May 8, 2002, the Company and the Equity Line Investor amended the Equity Line to increase the balance available under the Equity Line from $20,000,000 to $22,000,000. Accordingly, as of May 8, 2002, $2,000,000 was
available to be drawn under the Equity Line.

Second Equity Line of Credit - On April 6, 2001, the Company entered into a second equity line agreement (the "Second Equity Line") with the Equity Line Investor. Under the Second Equity Line, the Company has the right to draw up to $20,000,000 under terms substantially identical to the initial Equity Line.

During the three months ended March 31, 2002, draws amounting to $4,643,164 were converted into 83,897,735 shares of Class A common stock. Through March 31, 2002, draws under the Second Equity Line amounted to $18,068,164 and were converted to 201,910,740 shares of Class A common stock. Subsequent to March 31, 2002, an additional draw amounting to $1,085,682 was converted into 9,689,260 shares of Class A common stock. As of May 10, 2002, $846,154 remains unutilized under the Second Equity Line; however, no registered shares remain available to facilitate a draw of this amount. Therefore, this amount is unavailable to the Company at this time.

Subscriptions Receivable - Proceeds from draws on the equity lines prior to March 31, 2002 and December 31, 2001 had not been received by the Company as of those dates. The cash proceeds in the amount of $1,064,970 and $852,970 were subsequently received in April 2002 and January 2002, respectively.

7.  COMMON STOCK, STOCK OPTIONS AND WARRANTS

Class A Common Stock - During the three months ended March 31, 2002, 113,084,871 shares of Class A common stock were issued in connection with draws on the equity lines (see Note 6). No shares of Class A common stock were issued as a result of the exercise of stock options or warrants during the same period.

Stock Options - During the three months ended March 31, 2002, the Company granted options to employees to purchase 5,092,000 shares of Class A common stock and granted options to directors to purchase 1,000,000 shares of Class A common stock. The options have exercise prices ranging from $0.05 to $0.11 per share, which were the quoted fair market value of the stock on the dates of grant. Of the options granted during this three-month period, 5,092,000 vest over the three years following issuance and 1,000,000 vested immediately. Options expire within ten years from the date of grant if not exercised. Using the Black-Scholes pricing model, the weighted average fair value of the employee and director options were $0.08 and $0.04 per share, respectively. As of March 31, 2002, the Company had a total of 29,460,909 options to purchase Class A common shares outstanding.

The Company's option plans provide for stock appreciation rights that allow the grantee to receive shares of the Company's Class A common stock equivalent in value to the difference between the designated exercise price and the fair market value of the Company's stock at the date of exercise. As of March 31, 2002, there are options to purchase 33,334 shares of Class A common stock outstanding which provide for stock appreciation rights. These options have an exercise price of $1.00 per share. If not exercised by September 2002, the options with these rights will expire.

Warrants - As of May 10, 2002, the Company had warrants to purchase a total of 2,675,000 shares of Class A common stock outstanding that expire beginning i 2002 through 2010.